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Filed pursuant to Rule 424(b)(3)
Registration File No. 333-113911

Prospectus

Offer to Exchange all Outstanding
8% Senior Subordinated Notes due March 1, 2014
$300,000,000 principal amount outstanding for
8% Exchange Senior Subordinated Notes due March 1, 2014 of

AMC Entertainment Inc.

        We offer to exchange up to $300,000,000 aggregate principal amount of our 8% Exchange Senior Subordinated Notes due March 1, 2014, which are registered under the Securities Act of 1933, as amended, for an equal principal amount of our outstanding 8% Senior Subordinated Notes due March 1, 2014 which were issued on February 24, 2004 in a private sale.

Terms of the Exchange Offer

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  The exchange offer expires at 5:00 p.m., New York City time, on November 15, 2004, unless extended.

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  The exchange offer is subject to certain customary conditions, which we may waive.

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  The exchange offer is not conditioned upon any minimum principal balance of the initial notes being tendered for exchange.

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  You may withdraw tenders of initial notes at any time before the exchange offer expires.

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  All initial notes that are validly tendered and not withdrawn will be exchanged for exchange notes.

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  Initial notes may only be tendered in denominations of $1,000 and integral multiples thereof.

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  We will not receive any proceeds from, and no underwriter is being used in connection with, the exchange offer.

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  The terms of the exchange notes are substantially identical to the terms of the initial notes, except that the exchange notes will not have any transfer restrictions or registration rights.

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  There is no existing market for the exchange notes to be issued and we do not intend to apply for their listing on any securities exchange.

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of these exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after consummation of the registered exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. See "Plan of Distribution."

        See "Risk Factors" beginning on page 14 for a discussion of the factors you should consider in connection with the exchange offer and exchange of initial notes for exchange notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the initial notes or the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2004.

        You should rely only on the information contained and incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION ABOUT US

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement on Form S-4 of which this prospectus is a part, as well as reports, proxy statements and other information filed by us at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of such material from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can call the Securities and Exchange Commission at 1-800-732-0330 for information regarding the operations of its Public Reference Room. The Securities and Exchange Commission also maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically.

        The Securities and Exchange Commission allows this prospectus to "incorporate by reference" certain other information that we file with them, which means that we can disclose important information to you by referring to those documents without including or delivering them with this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities we have registered.

  1.
  Our annual report on Form 10-K for the fiscal year ended April 1, 2004.

  2.
  Our annual report on Form 10-K/A for the fiscal year ended April 1, 2004.

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  Our quarterly report on Form 10-Q for the quarter ended July 1, 2004.

  4.
  Our current reports on Form 8-K filed July 22, 2004 (reporting under item 5), July 23, 2004 and July 30, 2004.

        If you make a request for such information in writing or by telephone, we will provide you without charge a copy of any and all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for such information should be in writing to us at the following address: AMC Entertainment Inc., Attn: Mr. Kevin M. Connor, Senior Vice President, General Counsel and Secretary, 920 Main Street, Kansas City, Missouri 64105, or by telephone at (816) 221-4000. You should allow five business days for the delivery of such information and if you request any such information you should do so by November 5, 2004.

        You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superceded to the extent that a statement contained in this prospectus, or in any subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superceded, except as modified or superceded, to constitute a part of this prospectus. The information on our World Wide Website and any other Website which is referred to in this prospectus is not part of this prospectus.

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FORWARD-LOOKING STATEMENTS

        All statements, other than statements of historical facts, included in this prospectus regarding the prospects of our industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include, among others: (i) our ability to enter into various financing programs; (ii) the cost and availability of films and the performance of films licensed by us; (iii) competition; (iv) construction delays; (v) the ability to open or close theatres and screens as currently planned; (vi) the ability to sub-lease vacant retail space; (vii) domestic and international political, social and economic conditions; (viii) demographic changes; (ix) increases in the demand for real estate; (x) changes in real estate, zoning and tax laws; (xi) unforeseen changes in operating requirements; (xii) our ability to identify suitable acquisition candidates and successfully integrate acquisitions into our operations; (xiii) results of significant litigation; and (xiv) our ability to obtain regulatory approvals and to consummate the proposed merger described elsewhere in this prospectus. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. For a discussion of these and other risk factors, see "Risk Factors."

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements included herein are made only as of the date of this prospectus, and we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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SUMMARY

        The following summary highlights some of the information from this prospectus and does not contain all the information that may be important to you. Before deciding to invest in our notes, you should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes contained elsewhere in this prospectus. Except as otherwise indicated or otherwise required by the context, references in this prospectus to "we," "us," "our," the "issuer," "AMC Entertainment," "AMCE" or the "Company" refer to the combined business of AMC Entertainment Inc. and all our subsidiaries. The term "AMC" refers to our subsidiary, American Multi-Cinema, Inc.

Who We Are

        We are one of the world's leading theatrical exhibition companies based on revenues. As of July 1, 2004, we operated 232 theatres with a total of 3,554 screens, with 93%, or 3,316, of our screens in North America, and 7%, or 238, of our screens in China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. For the 13 weeks ended July 1, 2004, we had revenues of $488.6 million, net earnings of $15.9 million and net cash provided by operating activities of $69.1 million. For the 52 weeks ended April 1, 2004, we had revenues of $1.8 billion, a net loss of $10.7 million and net cash provided by operating activities of $183.3 million.

        Our North American and international theatrical exhibition revenues are generated primarily from box office admissions and theatre concession sales, which represented approximately 68% and 26%, respectively, of our revenues during each of the 52 weeks ended April 1, 2004 and the 13 weeks ended July 1, 2004. The balance of our revenues is generated from ancillary sources, including on-screen advertising, rental of theatre auditoriums, fees and other revenues generated from the sale of gift certificates and theatre tickets and arcade games located in theatre lobbies.

Our Competitive Strengths

        Key characteristics of our business that we believe give us a competitive advantage over many other theatrical exhibition companies include:

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  our modern theatre circuit;

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  our highly productive theatres; and

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  our broad major market coverage with prime theatre locations.

        Modern Theatre Circuit.    We are an industry leader in the development and operation of megaplex theatres, typically defined as having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times.

        Highly Productive Theatres.    Our theatres are generally among the most productive in the markets in which they operate. As measured by AC Nielsen EDI, Inc. ("EDI"), we operated 23 of the top 50 theatres in the United States in terms of box office revenues for the 52 weeks ended July 1, 2004. Our next closest competitor operated nine. Our theatre circuit in North America also produces box office revenues per screen at rates approximately 30% higher than the industry average, as measured by EDI.

        Broad Major Market Coverage with Prime Theatre Locations.    In addition to our asset quality and the high levels of productivity of our theatres, our theatres are generally located in large, urban markets, giving us a breadth of market coverage that places us in most major markets in the United States. We operate in 88% of the Top 25 "Designated Market Areas," or "DMAs" (television market areas as defined by EDI). Our theatres are usually located near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience.

Our Strategy

        Our strategic plan has three principal elements:

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  maximizing operating efficiencies by focusing on the fundamentals of our business;

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  optimizing our theatre portfolio through selective new builds, acquisitions and disposition of underperforming theatres; and

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  enhancing and extending our business and brands and in doing so, growing our ancillary revenues.

        Maximizing Operating Efficiencies.    We believe the fundamentals of our business include maximizing revenues and managing our costs. For example, since fiscal 1999, we have implemented key initiatives in each of these areas, which have resulted in the following:

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  theatre revenues per patron increased 11.4% in fiscal 2000, 5.5% in fiscal 2001, 5.6% in fiscal 2002, 7.0% in fiscal 2003 and 5.6% in fiscal 2004, which resulted in a per patron increase of greater than $2.50 over this period; and

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  general and administrative expenses: other declined from 5.1% of revenues in fiscal 1999 to 3.0% in fiscal 2004, the result of centralizing divisional operational structure and reducing staffing above the theatre level by approximately 30%.

        We continue to evaluate opportunities for further revenue and cost savings in these and other areas.

        Optimizing Our Theatre Portfolio.    Asset quality is a function of our selective new build, strategic acquisition and theatre disposition strategies.

        As a recognized leader in the development and operation of megaplex theatres and based upon our financial resources, we believe that we will continue to have attractive new build opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. As of July 1, 2004, we had five theatres with 79 screens under construction in the United States. Since April 1995, we have added 2,359 screens in high performing state-of-the-art theatres.

        We believe a major factor that has contributed to our overall theatre portfolio quality has been our proactive efforts to close older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have disposed of 1,221 screens. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases. We have identified 19 multiplex theatres with 162 screens that we may close over the next one to three years due to expiration of leases or early lease terminations.

        There are approximately 600 theatrical exhibitors in North America, and the top five exhibitors account for approximately 50% of the industry's screens. This statistic is up from 31% in 1999 and evidences that the theatrical exhibition business in North America has been consolidating. We played a key role in this consolidation process in 2002, 2003 and 2004 by acquiring three domestic theatre operators with a total of 757 screens.

        Enhancing and Extending Our Business and Brands.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing. For example:

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  we provide on-screen advertising and lobby marketing to over 7,500 screens through our wholly owned subsidiary, National Cinema Network, Inc., or NCN, one of the nation's leading cinema advertising companies;

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  our MovieWatcher® frequent moviegoer loyalty program is the largest program in the industry with over 3.5 million members;

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  we are a founding partner and own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 7,000 screens, including our own;

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  we are currently installing into our theatres (approximately 2,500 screens) the Digital Theatre Distribution System, a digital projection technology developed by NCN that streamlines the delivery of in-theatre advertising and is also suitable for alternative content;

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  during fiscal 2003, we introduced the AMC Entertainment Card, the first stored value gift card sold circuit wide in our industry. Through several marketing alliances, the card is also sold at over 5,000 retail outlets throughout North America; and

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  we recently introduced Clip Gummi Stars™, the industry's first wide-scale, privately labeled candy, in our U.S. theatres. The introduction of Clip Gummi Stars™ is part of our overall brand strategy to extend our powerful name and guest loyalty to other products and programs, both inside and outside our theatres.

        Implementing our strategy involves risks. The effort required to implement our overall strategy could lead to a diversion of resources and management attention from operational matters. In order to acquire new theatres and develop new theatre locations, we may have to issue additional shares of common or preferred stock or seek additional financing on terms that may be unfavorable to us. We may also have difficulty identifying suitable acquisition candidates. Even if we are able to identify such candidates, we anticipate facing significant competition from other exhibition companies and financial buyers that may be financially stronger than we are. As a result, we may not be able to acquire suitable candidates or may have to pay more than we would prefer to make an acquisition. Should we acquire suitable candidates, we can make no assurance that we will be able to generate sufficient cash flow from these acquisitions to service our indebtedness or realize anticipated benefits. Once we have acquired existing theatres, we may face difficulty in assimilating the acquired operations into our current business and the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated. In addition, our investment in MovieTickets.com, as part of our strategy of brand enhancement, may fail to be profitable if consumers prefer to purchase tickets and find information about films through our competitors' websites or through traditional means, such as in person or over the phone. Our purchase and installation of digital theatre equipment also may not be advantageous to our business should current filmmaking remain largely film based and not media-based.

The Industry

        North American box office revenues have increased by a 6% compound annual growth rate ("CAGR") over the last 30 years. Since the introduction of the megaplex in 1995, these positive growth trends have become more pronounced, with box office revenues growing by a 7% CAGR from 1995 to 2003. In 2003, industry box office revenues were $9.5 billion, a decrease of less than 1% from the prior year, and attendance was 1.57 billion, a decrease of 4% from the prior year but the second highest attendance level in 44 years.

        As a result of the economic appeal of megaplex theatres and exhibitors' development of new megaplexes without corresponding closures of older multiplexes, from 1995 to 1999 the industry's indoor screen count grew by a CAGR of 8%, from 27,000 to 36,500 screens. However, attendance per screen declined during this period by a CAGR of 4%. We believe that this decline reflects the industry's excess screen capacity, in which older multiplexes or less competitively positioned theatres were effectively rendered obsolete by newer megaplexes, resulting in declining profitability.

        In 2003, there were approximately 1,300 fewer screens than in 1999, as many of our competitors closed older multiplexes. As a result, from 1999 to 2003, the industry's screen count decreased by a CAGR of 1% and attendance per screen increased during this period by a CAGR of 1%.

Recent Developments

        On July 22, 2004, we entered into a merger agreement pursuant to which we will be acquired by Marquee Holdings Inc., a newly created investment vehicle owned by affiliates of J.P. Morgan Partners, the private equity arm of JPMorgan Chase & Co., and affiliates of Apollo Management, L.P., a private investment firm. Upon consummation of the merger, Marquee Inc., a wholly-owned subsidiary of Marquee Holdings Inc., will merge with and into us, with AMC Entertainment Inc. remaining as the surviving entity and the obligor on Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010 described below. The closing of the merger is subject to certain terms and conditions customary for transactions of this type, including receipt of shareholder and regulatory approvals and the completion of financing.

        On August 18, 2004, (i) Marquee Inc. consummated a private placement offering of $250 million aggregate principal amount of its Senior Notes due 2012 and $205 million aggregate principal amount of its Senior Floating Rate Notes due 2010 and (ii) Marquee Holdings Inc. consummated a private placement offering of its Senior Discount Notes due 2014, which generated aggregate gross proceeds of $170 million, the net proceeds of each of which are intended to fund in part the acquisition of AMC Entertainment Inc. While Marquee Holdings Inc. and Marquee Inc. intend to use the offering proceeds to finance, in part, the merger with AMC Entertainment Inc., we were not a participant in either of the offerings and we did not raise any capital in the transactions related to the proposed merger.

        On July 22, 2004, two lawsuits purporting to be class actions were filed in the Chancery Court of the State of Delaware, one naming Apollo Management, L.P., us and our directors as defendants and the other naming such parties as well as Marquee Holdings Inc. as defendants. On July 23, 2004, three lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming us and our directors as defendants. The complaints generally allege the defendant individuals breached their fiduciary duties by agreeing to the merger between us and Marquee Inc., that the transaction is unfair to our minority shareholders, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the shareholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the merger and related transactions. We believe these lawsuits are without merit and we do not expect such lawsuits to have a material adverse effect on us or the consummation of the merger.

Risk Factors

        We have a significant amount of debt. As of July 1, 2004, we have $60.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $162.0 million of additional borrowing capacity under our Credit Facility, and our subsidiaries had $541.2 million of liabilities. As of July 1, 2004, after giving pro forma effect to the merger and related transactions, we would have had $515.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available

$136.8 million of additional borrowing capacity under our Credit Facility, and our subsidiaries had $541.2 million of liabilities. As of July 1, 2004, we also have approximately $4.1 billion of undiscounted rental payments under operating leases (with initial base terms of between 10 and 25 years).

        If we fail to make any required payment under our Credit Facility or to comply with any of the financial and operating covenants included in the Credit Facility, we would be in default. Lenders under our Credit Facility could then vote to accelerate the maturity of the indebtedness under the Credit Facility and foreclose upon the stock and personal property of our domestic significant subsidiaries securing the Credit Facility. Other creditors might then accelerate other indebtedness. If lenders under the Credit Facility accelerate the maturity of the indebtedness thereunder, we cannot assure you that we will have sufficient assets to satisfy our obligations under the Credit Facility or our other indebtedness, including the notes offered hereby.

        Our ability to make payments on and refinance our debt, including the notes offered hereby and other financial obligations and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. Our cash flow depends in large part upon the continued availability and popularity of motion pictures and upon the pricing strategies of distributors of films, over whom we have no control. If our cash flows were to prove inadequate to service our debt and provide for our other obligations in the future, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us. In addition, because we are a holding company, we depend on our subsidiaries to service our debt and provide for our other obligations, and we cannot make any assurances that in the event of our bankruptcy, after providing for claims of creditors and preferred stockholders (if any) of our subsidiaries, there would be sufficient assets available to pay amounts due to holders of the notes offered hereby.

        You should consider carefully all the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the notes.

Additional Information

        Our principal executive offices are located at 920 Main Street, Kansas City, Missouri 64105-1977. Our telephone number is (816) 221-4000.

Summary of the Exchange Offer

        On February 24, 2004, we completed the private offering of $300,000,000 aggregate principal amount of 8% Senior Subordinated Notes due 2014. As part of that offering, we entered into a registration rights agreement with the initial purchasers of the original notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Securities Offered	Up to: $300,000,000 aggregate principal amount of new 8% Exchange Senior Subordinated Notes due 2014, which have been registered under the Securities Act.

The form and terms of these exchange notes are identical in all material respects to those of the original notes of the same series. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.
The Exchange Offer
We are offering to exchange $1,000 principal amount of our new 8% Exchange Senior Subordinated Notes due 2014, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding 8% Senior Subordinated Notes due 2014.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $300,000,000 principal amount of original 8% Senior Subordinated Notes due 2014 outstanding. We will issue exchange notes promptly after the expiration of the exchange offer.
Resales
Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
• you are acquiring the exchange notes in the ordinary course of your business;
• you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and
• you are not an affiliate of ours.

If you are an affiliate of ours, are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the exchange notes:
	•	you cannot rely on the applicable interpretations of the staff of the SEC;
	•	you will not be entitled to participate in the exchange offer; and
	•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the exchange notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes.
Furthermore, any broker-dealer that acquired any of its original notes directly from us:
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may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and
	•	must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.
Expiration Date	5:00 p.m., New York City time, on November 15, 2004 unless we extend the expiration date.
Accrued Interest on the Exchange Notes and Original Notes
The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Interest is paid on the notes on March 1 and September 1 of each year, commencing on September 1, 2004. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes.

Conditions to the Exchange Offer
The exchange offer is subject to customary conditions. We may assert or waive these conditions in our reasonable discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See "The Exchange Offer—Conditions to the Exchange Offer" for more information regarding conditions to the exchange offer.
Procedures for Tendering Original Notes
Except as described in the section titled "The Exchange Offer—Procedures for Tendering", a tendering holder must, on or prior to the expiration date transmit an agent's message to the exchange agent at the address listed in this prospectus.
Withdrawal Rights	Tenders may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.
Acceptance of Original Notes and Delivery of Exchange Notes
Subject to the conditions stated in the section "The Exchange Offer—Conditions to the Exchange Offer" of this prospectus, we will accept for exchange any and all original notes which are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date. The exchange notes will be delivered promptly after the expiration date. See "The Exchange Offer—Terms of the Exchange Offer."
Certain United States Federal Income Tax Considerations
The exchange by a holder of original notes for exchange notes to be issued in the exchange offer will not result in a taxable transaction for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations."
Exchange Agent
HSBC Bank USA, National Association is serving as exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading "The Exchange Offer—Exchange Agent."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay all expenses incident to the exchange offer. See "Use of Proceeds."

Summary of the Terms of the Notes

        The form and terms of the exchange notes and the original notes are identical in all material respects, except that the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be governed by the same indenture.

Issuer	AMC Entertainment Inc.
Notes Offered	$300,000,000 principal amount of 8% senior subordinated notes due 2014.
Maturity Date	March 1, 2014.
Interest Payment Dates	March 1 and September 1 of each year, commencing September 1, 2004.
Optional Redemption
We may redeem the notes at our option, in whole or in part, at any time on or after March 1, 2009 at a price equal to 104.000% of the principal amount thereof, declining ratably to 100.000% of the principal amount thereof on or after March 1, 2012 plus, in each case, interest accrued to the redemption date.
Change of Control
Upon a change of control, you as a holder of the notes will have the right to require us to repurchase the notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. See "Description of Notes—Change of Control."
Ranking
The notes will be unsecured senior subordinated indebtedness of AMC Entertainment Inc. The payment of all obligations in respect of the notes will be subordinated, to the extent set forth in the indenture, in right of payment to the prior payment in full in cash or cash equivalents of all senior indebtedness of AMC Entertainment Inc. As of July 1, 2004, AMC Entertainment Inc. had outstanding $60.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $162.0 million of additional borrowing capacity (net of outstanding letters of credit which reduce our facility) under our Credit Facility. As of July 1, 2004, after giving pro forma effect to the merger and related transactions, we would have had $515.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $136.8 million of additional borrowing capacity under our Credit Facility. In addition, the notes will be structurally subordinated to all liabilities of our subsidiaries. As of July 1, 2004, our subsidiaries had $541.2 million of liabilities.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, restricts our ability and the ability of our subsidiaries (other than unrestricted subsidiaries) to:
	•	incur additional indebtedness;
	•	pay dividends or make distributions in respect of capital stock;
	•	purchase or redeem capital stock;
	•	enter into transactions with affiliates;
	•	become liable for any indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the notes; or
	•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between one or more of our wholly owned subsidiaries and us.

All of these restrictive covenants are subject to a number of important exceptions and qualifications. Without the consent of any holder of the notes, the Company and the Trustee may amend the indenture to add Guarantees with respect to the notes. In addition, there are no restrictions on our ability or the ability of our subsidiaries to prepay subordinated debt or to make advances to, or invest in, other entities (including unaffiliated entities) or to incur liens. As of July 1, 2004, we could have made Restricted Payments of $708.4 million, subject to the other limitations set forth in the "Limitation on Restricted Payments" covenant and limitations in our other debt instruments and under applicable law. See "Risk Factors—The note indenture covenants are limited" and "Description of Notes—Certain Covenants" and "—Merger and Sale of Substantially All Assets."
Risk Factors
You should consider carefully all the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the notes.

Summary Historical and Pro Forma Financial and Operating Data

        The following tables set forth certain of our historical and pro forma financial and operating data. Our summary historical financial data for the interim periods ended July 1, 2004 and July 3, 2003 and for the three fiscal years ended April 1, 2004 have been derived from our consolidated financial statements for such periods. We have restated our consolidated financial statements for foreign deferred tax assets, Swedish tax benefits recorded in loss from discontinued operations and straight-line contingent rentals. The following summary financial data has been revised to reflect the restatements. See Note 1 to the consolidated financial statements under Restatements, included under Part II Item 8. of our Annual Report on Form 10-K/A for the fiscal year ended April 1, 2004 and incorporated by reference into this prospectus, Note 7 to the "Selected Historical Financial and Operating Data" included elsewhere in this prospectus and under Part I Item 1. of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2004 and incorporated by reference in this prospectus for a complete discussion of the restatement and the restatement adjustments for fiscal years 2003 and 2002.

        The summary unaudited pro forma financial data for fiscal 2004 and as of and for the first quarter of fiscal 2005 presented below is derived from our unaudited pro forma condensed consolidated financial information and the notes thereto included under the caption "Unaudited Pro Forma Condensed Consolidated Financial Information" included elsewhere in this prospectus. The unaudited pro forma statement of operations data for fiscal 2004 and the first quarter of fiscal 2005 reflect adjustments to our consolidated historical financial information to give effect to the merger and related transactions as if these transactions had occurred on April 4, 2003. The unaudited pro forma consolidated balance sheet as of July 1, 2004 gives effect to the merger and related transactions as if these transactions had occurred on that date. The summary unaudited pro forma financial information is based on certain assumptions and adjustments and does not purport to present what our actual results of operations would have been had the merger and related transactions and events reflected by them in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future.

        The summary financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, our unaudited, interim financial statements, including the notes thereto, our other historical financial information and the GC Companies' consolidated financial statements, including the notes thereto, included elsewhere in or incorporated by reference into this prospectus.

	Thirteen Weeks Ended
				Years Ended(1) (In thousands, except per share and operating data)
							Unaudited Pro forma for the Year Ended April 1, 2004
			Unaudited Pro Forma for the 13 weeks ended July 1, 2004
	July 1, 2004	July 3, 2003		April 1, 2004(5)	April 3, 2003(3)(4)	March 28, 2002
		(restated)			(restated)	(restated)
Statement of Operations Data:
Total revenues	$488,633	$471,849	$488,633	$1,782,820	$1,785,075	$1,337,887	$1,782,820
Film exhibition costs	179,880	177,960	179,880	649,380	660,982	485,799	649,380
Concession costs	15,449	14,334	15,449	51,259	54,912	42,201	51,259
Theatre operating expense	104,888	107,795	104,888	419,619	438,605	329,298	419,619
Rent	83,278	78,262	83,278	314,024	300,377	234,769	314,024
NCN and other	10,908	12,321	10,908	46,847	52,444	45,264	46,847
General and administrative expense:
Stock-based compensation	2,636	293	2,636	8,727	2,011	442	8,727
Other	14,800	11,823	14,800	53,864	66,093	37,338	53,864
Preopening expense	433	1,042	433	3,858	3,227	4,363	3,858
Theatre and other closure expense	(219)	618	(219)	4,068	5,416	2,124	4,068
Depreciation and amortization	31,365	28,462	31,365	124,572	126,994	99,022	124,572
Impairment of long-lived assets	—	—	—	16,272	19,563	—	16,272
Disposition of assets and other gains	(2,295)	—	(2,295)	(2,590)	(1,385)	(1,821)	(2,590)

Total costs and expenses	441,123	432,910	441,123	1,689,900	1,729,239	1,278,799	1,689,900

Other expense (income)(5)	—	—	—	13,947	—	3,754	13,947
Interest expense	18,513	18,299	27,538	(6)	77,717	77,800	60,760	113,817	(6)
Investment income	791	651	791	2,861	3,502	2,073	2,861

Earnings (loss) from continuing operations before income taxes	29,788	21,291	20,763	4,117	(18,462)	(3,353)	(31,983)
Income tax provision	13,900	10,470	10,300	(7)	11,000	10,000	2,700	(3,400	)(7)

Earnings (loss) from continuing operations	15,888	10,821	10,463	(6,883)	(28,462)	(6,053)	(28,583)
Loss from discontinued operations, net of income tax benefit(2)	—	(330)	(3,831)	(1,084)	(4,325)

Net earnings (loss)	15,888	10,491	$(10,714)	$(29,546)	$(10,378)

Preferred dividends and allocation of undistributed earnings	9,380	7,791	40,277	27,165	29,421

Net earnings (loss) for shares of common stock	$6,508	$2,700	$(50,991)	$(56,711)	$(39,799)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$0.18	$0.08	$(1.28)	$(1.53)	$(1.50)
Earnings (loss) from discontinued operations(2)	—	(0.01)	(0.11)	(0.03)	(0.18)

Net earnings (loss) per share:	$0.18	$0.07	$(1.39)	$(1.56)	$(1.68)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.17	$0.08	$(1.28)	$(1.53)	$(1.50)
Earnings (loss) from discontinued operations(2)	—	(0.01)	(0.11)	(0.03)	(0.18)
Cumulative effect of accounting change(3)	—	—	—	—	—

Net earnings (loss) per share:	$0.17	$0.07	$(1.39)	$(1.56)	$(1.68)

Average shares outstanding:
Basic	36,932	36,427	36,715	36,296	23,692

Diluted	37,608	36,687	36,715	36,296	23,692

Balance Sheet Data (at period end):
Cash and equivalents	$398,735	$261,481	$65,487	$333,248	$244,412	$219,432
Deferred income taxes (long-term)	130,784	159,662	130,784	143,944	160,152	124,915
Total assets	1,561,418	1,519,016	1,242,440	1,506,534	1,480,698	1,276,970
Corporate borrowings	686,498	668,752	1,141,498	686,431	668,661	596,540
Other long-term liabilities	182,780	179,544	182,780	182,467	177,555	120,770
Capital and financing lease obligations	60,169	61,858	60,169	61,281	59,101	57,056
Stockholders' equity (deficit)	301,672	295,879	(472,306)	280,604	279,719	255,415
Cash Flow Data:
Net cash provided by operating activities	69,126	43,334	$183,278	$128,747	$101,091
Net cash used in investing activities	(28,006)	(31,119)	(69,378)	(137,201)	(144,510)
Net cash provided by (used in) financing activities	24,187	5,304	(24,613)	33,437	228,879
Other Data:
Capital expenditures	(29,143)	(24,159)	(95,011)	$(100,932)	$(82,762)
Proceeds from sale/leasebacks	—	—	63,911	43,665	7,486
Ratio of earnings to fixed charges(8)	1.6	x	1.4	x	1.4	x	1.0	x	—	—	—
Operating Data (at period end):
Screen additions	16	34	114	95	146
Screen acquisitions	—	—	48	641	68
Screen dispositions	6	14	142	111	86
Average screens—continuing operations	3,534	3,485	3,494	3,498	2,786

	Thirteen Weeks Ended
			Years Ended(1) (In thousands, except per share and operating data)
	July 1, 2004
		July 3, 2003	April 1, 2004(5)	April 3, 2003(3)(4)	March 28, 2002
		(restated)		(restated)	(restated)
Attendance—continuing operations (in thousands)	49,798	50,004	186,989	197,363	158,241
Number of screens operated	3,554	3,544	3,544	3,524	2,899
Number of theatres operated	232	240	232	239	181
Screens per theatre	15.3	14.8	15.3	14.7	16.0

(1)
There were no cash dividends declared on common stock during the last three fiscal years.

(2)
Fiscal 2004, 2003 and 2002 include losses from discontinued operations related to a theatre in Sweden that was sold during fiscal 2004. Fiscal 2004 includes a $3,831 loss from discontinued operations (net of income tax benefit of $2,600) which increased loss per share by $0.11 per share of common stock, fiscal 2003 includes a $1,084 loss from discontinued operations (net of income tax benefit of $700) which increased loss per share by $0.03 per share of common stock and fiscal 2002 includes a $4,325 loss from discontinued operations including a charge for impairment of long-lived assets of $4,668 (net of income tax benefit of $3,600) which increased loss per share by $0.18 per share of common stock. The thirteen weeks ended July 3, 2003 includes a $330 loss from discontinued operations (net of income tax benefit of $270) which increased loss per share by $.01 per share of common stock.

(3)
Fiscal 2003 includes 53 weeks. All other years have 52 weeks.

(4)
We acquired Gulf States Theatres on March 15, 2002 and GC Companies, Inc. on March 29, 2002, which significantly increased our size. In the Gulf States Theatres acquisition, we acquired 5 theatres with 68 screens in the New Orleans area. In the GC Companies acquisition, we acquired 66 theatres with 621 screens throughout the United States. Accordingly, results of operations for the fiscal years ended April 1, 2004 and April 3, 2003 are not comparable to our results for the prior fiscal years.

(5)
During fiscal 2004, other expense (income) is composed of losses recognized on the redemption of $200,000 of our Senior Subordinated Notes due 2009 and $83,400 of our Senior Subordinated Notes due 2011. During fiscal 2002, other expense (income) is comprised of transaction expenses incurred in connection with the issuance of Preferred Stock.

(6)
See Note 6 to "Unaudited Pro Forma Condensed Consolidated Financial Information."

(7)
See Note 7 to "Unaudited Pro Forma Condensed Consolidated Financial Information."

(8)
We had a deficiency of earnings to fixed charges for fiscal years 2003 and 2002 of $21.3 million and $4.8 million, respectively. On a pro forma basis for fiscal 2004, we had a deficiency of earnings to fixed charges of $33.2 million. Earnings consist of earnings (loss) from continuing operations before income taxes, plus fixed charges (excluding capitalized interest), amortization of capital interest, and undistributed equity in losses of joint ventures. Fixed charges consist of interest expense, interest capitalized and one-third of rent expense on operating leases treated as representative of the interest factor attributed to rent expense.

RISK FACTORS

        An investment in our notes involves a high degree of risk. You should carefully consider the following factors, in addition to the other information contained in this prospectus, in deciding whether to invest in our notes. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include those discussed below.

Risks related to our notes and the exchange offer

Risks Relating to the Notes

You may have difficulty selling the original notes that you do not exchange.

        If you do not exchange your original notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the original notes under the Securities Act. To the extent original notes are tendered and accepted in the exchange offer, the trading market for the original notes could be adversely affected. See "The Exchange Offer—Consequences of Exchanging or Failing to Exchange Original Notes."

You may find it difficult to sell your exchange notes because there is no existing trading market for the exchange notes.

        You may find it difficult to sell your exchange notes because an active trading market for the exchange notes may not develop. The exchange notes are being offered to the holders of the original notes. The original notes were issued on February 24, 2004 primarily to a small number of institutional investors. There is no existing trading market for the exchange notes, and there can be no assurance regarding the future development of a market for the exchange notes, or the ability of the holders of the exchange notes to sell their exchange notes or the price at which such holders may be able to sell their exchange notes. If such a market were to develop, the exchange notes could trade at prices that may be higher or lower than the initial offering price of the original notes depending on many factors, including prevailing interest rates, our financial position, operating results and the market for similar securities. We do not intend to apply for listing or quotation of the exchange notes on any exchange, and so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although the initial purchasers of the original notes have informed us that they intend to make a market in the exchange notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. Therefore, there can be no assurance as to the liquidity of any trading market for the exchange notes or that an active market for the exchange notes will develop. As a result, the market price of the exchange notes, as well as your ability to sell the exchange notes, could be adversely affected.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the exchange notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the exchange notes.

Broker-dealers may become subject to the registration and prospectus delivery requirements of the Securities Act and any profit on the resale of the exchange notes may be deemed to be underwriting compensation under the Securities Act.

        Any broker-dealer that acquires new notes in the exchange offer for its own account in exchange for old notes which it acquired through market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

Our substantial debt could adversely affect our operations and prevent us from satisfying our obligations under the notes offered hereby.

        We have a significant amount of debt. As of July 1, 2004, we have $60.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $162.0 million of additional borrowing capacity under our Credit Facility, and our subsidiaries had $541.2 million of liabilities. As of July 1, 2004, after giving pro forma effect to the merger and related transactions, we would have had $60.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $136.8 million of additional borrowing capacity under our Credit Facility, and our subsidiaries had $541.2 million of liabilities. As of July 1, 2004, we also had approximately $4.1 billion of undiscounted rental payments under operating leases (with initial base terms of between 10 and 25 years).

        The amount of our indebtedness and lease and other financial obligations could have important consequences to you, as a holder of the notes. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations, payment of dividends and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our Credit Facility or to comply with any of the financial and operating covenants included in the Credit Facility, we would be in default. Lenders under our Credit Facility could then vote to accelerate the maturity of the indebtedness under the Credit Facility and foreclose upon the stock and personal property of our domestic significant subsidiaries securing the Credit Facility. Other creditors might then accelerate other indebtedness. If the lenders under the Credit Facility accelerate the maturity of the indebtedness thereunder, we cannot assure you that we will have sufficient assets to satisfy our obligations under the New Credit Facility or our other indebtedness, including the notes offered hereby, our 2011 notes and our 9 7/8% senior subordinated notes due 2012, which we refer to as our 2012 notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" incorporated herein by reference.

        Our indebtedness under the Credit Facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under the Credit Facility and other indebtedness.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

        Our ability to make payments on and refinance our debt, including the notes offered hereby, and other financial obligations, and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. We had a deficiency of earnings to fixed charges for fiscal years 2003, 2002, 2001 and 2000 of $21.3 million, $4.8 million, $135.2 million and $86.2 million, respectively. On a pro forma basis for fiscal 2004, we had a deficiency of earnings to fixed charges of $33.2 million. If our cash flows were to prove inadequate to meet our debt service, rental, dividend and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, to sell assets or to obtain additional financing. We cannot assure you that any such refinancing or that any such sale of assets or additional financing would be possible on favorable terms, if at all. See "Selected Historical Financial and Operating Data."

Our ability to service our debt and pay dividends is dependent upon our subsidiaries, and we cannot make any assurances that in the event of our bankruptcy, after providing for claims of creditors and preferred stockholders (if any) of our subsidiaries, there would be sufficient assets available to pay amounts due to you as a holder of the notes.

        We are a holding company with no operations of our own. Consequently, we depend upon the earnings from the businesses conducted by our subsidiaries to service our debt and pay dividends. The distribution of those earnings, or advances or other distributions of funds by these subsidiaries to us, all of which could be subject to statutory or contractual restrictions, are contingent upon such subsidiaries' earnings and are subject to various business considerations.

        Our domestic significant subsidiaries have guaranteed our obligations under the Credit Facility. However, our subsidiaries are not obligors or guarantors of the notes. Therefore, the claims of creditors of such subsidiaries, including claims of lenders under the Credit Facility, the claims of trade creditors and claims of preferred stockholders (if any) of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of the holders of the notes. The notes, therefore, are structurally subordinated to creditors (including trade creditors) and preferred stockholders (if any) of our subsidiaries. As of July 1, 2004, our subsidiaries have $541.2 million of liabilities, and as of July 1, 2004, after giving pro forma effect to the merger and related transactions, our subsidiaries would have had $541.2 million of liabilities, including trade payables but excluding (i) intercompany obligations, (ii) liabilities under guarantees of our obligations and (iii) obligations under operating leases and other obligations not reflected in our consolidated financial statements. Accordingly, there can be no assurance that, in the event of our bankruptcy, after providing for claims of creditors and preferred stockholders (if any) of our subsidiaries, there would be sufficient assets available to pay amounts due to you as a holder of the notes.

The notes are subordinated in right of payment to senior indebtedness and "structurally subordinated" to all liabilities of all our subsidiaries.

        The notes will be our general unsecured obligations. They will be subordinated in right of payment to our existing and future senior indebtedness, including our obligations under the Credit Facility, to the extent set forth in the indenture governing the notes. Our obligations under the notes will be pari passu in right of payment with our obligations under our 2011 notes and our 2012 notes. However, in the event that we must repurchase any of our 2011 notes because the merger and related transactions constitute a change of control under our 2011 notes, we anticipate that any refinancing indebtedness that we incur to fund such repurchase may be senior and/or secured by second liens on the collateral securing our Credit Facility. The notes will also be effectively subordinated to that financing indebtedness. The effect of the notes' subordination is that if we were to undergo insolvency, liquidation, a bankruptcy proceeding or other reorganization, our assets would be available to pay our obligations on the notes only after all senior indebtedness, including the Credit Facility, and all interest and other amounts due in respect of the senior indebtedness, is paid in full. We cannot assure you that there will be sufficient assets remaining to pay amounts due on all or any of the notes. As of July 1, 2004, we have $515.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $162.0 million of additional borrowing capacity under our Credit Facility. As of July 1, 2004, after giving pro forma effect to the merger and related transactions, we would have had $60.2 million of senior indebtedness and $386.5 million of indebtedness that is pari passu in right of payment with the notes and had available $136.8 million of additional borrowing capacity under our Credit Facility. The indenture governing the notes permits us to incur up to $425.0 million of senior indebtedness under any credit facilities. In addition, the indenture will not limit the amount of additional senior indebtedness we may incur if we satisfy certain fixed charge coverage tests.

        In addition, the notes will be "structurally subordinated" to all liabilities of all our subsidiaries. In the event of an insolvency, liquidation, bankruptcy proceeding or other reorganization of any subsidiary, holders of the notes will only be creditors of the Company and not of its subsidiaries. As a result, all the existing and future liabilities of our subsidiaries, including any claims of lessors under capital and operating leases, trade creditors and holders of preferred stock of our subsidiaries have the right to be satisfied prior to our receipt of any payment on account of our status as a stockholder of our subsidiaries.

        We generally may not pay our obligations on the notes, or repurchase, redeem or otherwise retire the notes if any senior indebtedness is not paid when due or any default on senior indebtedness occurs and the maturity of the senior indebtedness is accelerated in accordance with its terms, unless, in either case, the default has been cured or waived, any acceleration has been rescinded or the senior indebtedness has been paid in full. In addition, if any default exists with respect to certain senior indebtedness, we will be prohibited from making payments on the notes for a designated period of time, unless the default has been cured or waived, any acceleration has been rescinded or the senior indebtedness has been paid in full. See "Description of Notes."

        In addition, we are required to maintain (i) a maximum net indebtedness to annualized EBITDA ratio, as defined in the Credit Facility, of 4.0 to 1, (ii) a minimum interest coverage ratio, as defined in the Credit Facility (generally, the ratio of annualized EBITDA for the most recent four quarters to consolidated interest expense for such period) of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to annualized EBITDA for the most recent four quarters, as defined in the Credit Facility, of 2.75 to 1. If the financial maintenance ratios in our Credit Facility do not meet the specified limits, or if any other restrictive covenant is breached, it will be considered an event of default. See "Description of Other Indebtedness and Series A Convertible Preferred Stock" for a description of proposed amendments to the Credit Facility.

The note indenture covenants may limit our ability to take advantage of certain business opportunities advantageous to us that may arise.

        The indenture governing the notes contains various covenants that limit our ability to, among other things:

  •
  incur additional indebtedness;

  •
  make restricted payments;

  •
  engage in transactions with affiliates; and

  •
  enter into business combinations and asset sales.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

        Although a fixed charge coverage test based on consolidated EBITDA and consolidated interest expense, as defined in the indenture, limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indenture does not impose any limitation on our incurrence of capital or finance lease obligations or liabilities that are not considered "Indebtedness" under the indenture (such as operating leases), nor does it impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined herein). See "—Our substantial debt could adversely affect our operations and your investment in the notes" and "Description of Notes—Certain Covenants—Limitation on Consolidated Indebtedness." Furthermore, there are no restrictions in the indenture on our ability to prepay subordinated debt or to make advances to, or invest in, other entities (including unaffiliated entities) or to create liens on our assets and no restrictions on the ability of our subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us.

        Also, although the indenture limits our ability to make restricted payments—which include dividends on, and repurchases of, our capital stock—these restrictions are subject to significant exceptions and qualifications. As of July 1, 2004, we could have made $708.4 million of restricted payments (subject to certain other limitations under the indentures and restrictions and limitations under our other debt instruments and under applicable law).

We must offer to repurchase the notes upon a change of control, which could result in an event of default under the Credit Facility or under the indenture governing the notes.

        The indentures governing the notes offered hereby, our 2011 notes our 2012 notes and, assuming consummation of the merger and related transactions, Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010 require that, upon the occurrence of a "change of control," as such term is defined in each of these indentures, we make an offer to repurchase the notes governed thereby at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

        Certain events involving a change of control will result in an event of default under the Credit Facility and may result in an event of default under other indebtedness that we may incur in the future. An event of default under the Credit Facility or other future senior indebtedness could result in an acceleration of such indebtedness, in which case the subordination provisions of the notes offered hereby would require payment in full of such senior indebtedness before repurchase of the notes. See "Description of Notes—Change of Control" and "—Subordination." We cannot assure you that we would have sufficient resources to repurchase any of the notes or pay our obligations if the indebtedness under the Credit Facility or other future senior indebtedness were accelerated upon the occurrence of a change of control. The acceleration of senior indebtedness and our inability to repurchase all the tendered notes would constitute events of default under the indenture governing the notes offered hereby, our 2011 Notes, our 2012 Notes and, assuming consummation of the merger and related transactions, Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010. No assurance can be given that the terms of any future indebtedness will not contain cross default provisions based upon a change of control or other defaults under such debt instruments.

        In addition, the definition of "change of control" in the indenture governing the notes offered hereby and our 2012 notes differs slightly from the corresponding definition in the indenture governing our 2011 notes and Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010, in that the members of the Apollo Group (as defined) are "permitted holders" under the indentures governing the notes offered hereby and our 2012 notes, and the members of the Apollo Group and affiliates of J.P. Morgan Partners are "permitted holders" under the indentures governing Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010, but not under the indenture governing the 2011 notes. This means that if a member of the Apollo Group and or affiliates of J.P. Morgan Partners were to acquire a number of shares of our voting securities that would result in a change of control under the provisions of the 2011 notes, we would be required to make an offer to purchase all our 2011 notes but would not be required to make an offer to repurchase the notes offered hereby, the 2012 notes or Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010.

We may be required to repurchase our 2011 notes upon consummation of the merger, and we cannot assure you that we will have sufficient funds to purchase such notes.

        Under the indenture governing our 2011 notes, the merger and related transactions will constitute a "change of control" of the Company. As a result, within 30 days following the merger, we must send a notice to holders of our 2011 notes offering to purchase all of the outstanding 2011 notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase. Within 20 business days of that notice, holders of our 2011 notes who wish to tender their notes must do so, and we will be required to make payment to them promptly thereafter.

        We have obtained a commitment from JPMorgan Chase Bank or affiliates thereof and Citicorp North America, Inc. to finance any purchase of our 2011 notes. However, such commitment is subject to customary conditions, including conditions relating to the occurrence of material adverse changes and the negotiation of definitive documentation. Accordingly, we cannot assure you that we will be able to obtain such financing or alternate financing or effect such actions on commercially reasonable terms or at all. Additionally, although our 2011 notes are subordinated in right of payment to the notes offered hereby, any indebtedness that we incur to refinance our 2011 notes may not be subordinated to the notes and may take the form of secured debt. Our inability to repurchase all the tendered notes would constitute an event of default under the indenture governing our 2011 notes and could, in turn, result in an event of default under our Credit Facility and our other outstanding indebtedness.

Risks related to the industry

We depend upon the availability and popularity of motion pictures.

        A significant disruption in the production of motion pictures, a lack of motion pictures or poor performance of motion pictures could adversely affect our business and operating results. Moreover, our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is generally seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons, and our results of operations will vary from period to period based upon the quantity and quality of the motion pictures that we show in our theatres.

We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed.

        We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Our business may be adversely affected if our access to motion pictures is limited or delayed because of a deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

Film license fees are our largest operating expense, and our financial results are maternally affected by distributors' pricing strategies, over which we have no control.

        Film license fees are our largest operating expense. We must negotiate license fees on a film-by-film, theatre-by-theatre basis. Due to regulatory considerations, we cannot enter into long-term arrangements with distributors to ensure access to product and to set our film costs. Our results are materially affected by distributors' pricing strategies over which we have no control, and the oversupply of screens in the industry has enabled distributors to be more aggressive on pricing in recent periods. This has affected and may continue to affect the performance of some of our theatres.

We are subject to sometimes intense competition.

        Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense with respect to the following factors:

  •
  Attracting patrons.  The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

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  Licensing motion pictures.  We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

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  Low barriers to entry.  We must compete with exhibitors and others in our efforts to locate and acquire attractive sites for our theatres. In areas where real estate is readily available, there are few barriers to entry that prevent a competing exhibitor from opening a theatre near one of our theatres.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems.

An industry-wide oversupply of screens has affected and may continue to affect the performance of some of our theatres.

        In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theatre. The industry-wide strategy of aggressively building megaplexes generated significant competition and rendered many older, multiplex theatres obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome, and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. In recent years many older theatres that had closed are being reopened by small theatre operators and in some instances by sole proprietors that are able to negotiate significant rent and other concessions from landlords. As a result, there is an oversupply of screens in the North American exhibition industry. This has affected and may continue to affect the performance of some of our theatres.

General political, social and economic conditions can reduce our attendance.

        Our success depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 26% of our revenues in fiscal 2004, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Political events, such as terrorist attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance.

Industry-wide conversion to electronic-based media may increase our costs.

        The industry is in the early stages of conversion from film-based media to electronic-based media. There are a variety of constituencies associated with this anticipated change that may significantly impact industry participants, including content providers, distributors, equipment providers and venue operators. Should the conversion process rapidly accelerate, there can be no assurance that we will have access to adequate capital to finance the conversion costs associated with this potential change. Furthermore, it is impossible to accurately predict how the roles and allocation of costs between various industry participants will change if the industry changes from physical media to electronic media.

The theatre exhibition industry is subject to regulatory restraints, and we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors.

        The distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from those cases, to which we were not a party, bind certain major motion picture distributors and require the films of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. See "Business—Film Licensing."

Risks related to our business

Acquiring existing circuits and theatres may require additional financing, and we cannot be certain that we will be able to obtain new financing on favorable terms, or at all.

        Our gross capital expenditures aggregated $95.0 million in fiscal year 2004. We estimate that our gross capital expenditures will aggregate approximately $110.0 million in fiscal year 2005. We may have to seek additional financing or issue additional shares of common or preferred stock to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms, or at all. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional theatres may not be sufficient to service the related indebtedness that we are permitted to incur.

We face significant competition when trying to acquire theaters, and we may not be able to acquire theatres in terms favorable to us.

        We anticipate significant competition from other exhibition companies and financial buyers when trying to acquire theatres, and there can be no assurance that we will be able to acquire such theatres at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. As a result of the foregoing, we may not succeed in acquiring theatres or may have to pay more than we would prefer to make an acquisition.

We may not generate sufficient cash flow from our theatre acquisitions to service our indebtedness.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

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    the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

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    the potential disruption of our ongoing business;

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    the diversion of management's attention and other resources;

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    the possible inability of management to maintain uniform standards, controls, procedures and policies;

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    the risks of entering markets in which we have little or no experience;

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    the potential impairment of relationships with employees;

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    the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

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    the possibility that the acquired theatres do not perform as expected.

Expansion through new construction is subject to delay and unanticipated costs.

        The availability of attractive site locations is subject to various factors that are beyond our control. These factors include:

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  local conditions, such as scarcity of space or increase in demand for real estate, demographic changes and changes in zoning and tax laws; and

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  competition for site locations from both theatre companies and other businesses.

        In addition, we typically require 18 to 24 months in North America, and at least 32 months elsewhere, from the time we identify a site to the opening of the theatre. We may also experience cost overruns from delays or other unanticipated costs. Furthermore, these new sites may not perform to our expectations.

We have had significant financial losses in recent years.

        We have reported net losses in each of the last seven fiscal years. Our cumulative net losses for the period were approximately $256.3 million. If we continue to experience such losses, we may be unable to meet our payment obligations while attempting to expand our circuit and withstand competitive pressures or adverse economic conditions. Further, approximately $162.1 million, or 63%, of our statutory surplus results from deferred tax assets which are based on net operating loss carry-forwards and other items. We must generate at least approximately $415.0 million in future taxable income to realize these deferred tax assets. If we determine that it is more likely that we will not realize the benefit of these assets, we must create an appropriate valuation allowance, which would reduce our statutory surplus. In such circumstances, our business, financial condition and results of operations could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Deferred Tax Assets" incorporated herein by reference.

We may suffer future impairment losses and lease termination charges.

        The opening of large megaplexes by us and certain of our competitors has drawn audiences away from some of our older, multiplex theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable. As a result, we may have to close certain theatres or recognize impairment losses related to the decrease in value of particular theatres. We review long-lived assets, including intangibles, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. See "notes to our consolidated financial statements for the fiscal year ended April 1, 2004—Note 1—The Company and Significant Accounting Policies—Impairment of Long-lived Assets" incorporated herein by reference. We recognized non-cash impairment losses in 1996 and in each fiscal year thereafter. Our impairment losses from continuing operations over this period aggregated $171.3 million. Beginning fiscal 1999 through April 1, 2004, we also incurred lease termination charges aggregating $55.3 million on older theatres that we disposed of or closed. Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres.

Our international and Canadian operations are subject to fluctuating currency values.

        We operate megaplexes in Canada, China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. During fiscal 2004, revenues from our theatre operations outside the United States accounted for 9.5% of our total revenues. As a result of our international operations, we have risks from fluctuating currency values. As of July 1, 2004, a 10.0% fluctuation in the value of the United States dollar against all foreign currencies of countries where we currently operate theatres would either increase or decrease loss before income taxes and accumulated other comprehensive loss by approximately $461,000 and $18.1 million, respectively. We do not currently hedge against foreign currency exchange rate risk.

Attendance levels at our international theatres depend on the market for local language films, and we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets.

        Consumers in international markets may be less inclined to spend their leisure time attending movies than consumers in North America. In addition, there is generally a smaller market for local language films, and the overall supply of these films may not be adequate to generate a sufficient attendance level at our international theatres. As a result of such factors, attendance levels at some of our foreign theatres may not be sufficient to permit us to operate them on a positive cash flow basis. In addition, because of existing relationships between distributors and other theatre owners, we sometimes have been unable to obtain the films we want for our theatres in certain foreign markets.

Our international theatres are subject to local industry structure and regulatory and trade practices, which may adversely affect our ability to operate at a profit.

        Risks unique to local markets include:

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    unexpected changes in tariffs and other trade barriers;

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    changes in foreign government regulations;

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    inflation;

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    price, wage and exchange controls;

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    reduced protection for intellectual property rights in some countries;

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    licensing requirements;

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    potential adverse tax consequences; and

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    uncertain political and economic environments.

        Such risks may limit or disrupt motion picture exhibition and markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation and may adversely affect our ability to expand internationally.

We must comply with the ADA, which could entail significant cost.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance. See "Business—Legal Proceedings—United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc."

We are party to significant litigation.

        We are subject to a number of legal proceedings and claims that arise in the ordinary course of our business. On November 3, 2003, Jose Vargas and Maria Victoria Vargas as beneficiaries of Jose Vargas, Jr. filed a wrongful death action seeking damages related to the death of their minor son. The plaintiffs are seeking unspecified damages on a variety of legal theories.

        On January 29, 1999 the Department of Justice (the "Department") filed suit alleging that our stadium-style theatres violate the ADA and related regulations. The Department alleges that we have failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations, as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000. On November 20, 2002, the trial court entered summary judgment in favor of the Department on the line of sight aspects of the case. We filed a request for interlocutory appeal, and the trial court denied our request but postponed any further line of sight proceedings pending the Ninth Circuit Court of Appeals' ruling in a case with similar facts and issues, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. On June 28, 2004, the Supreme Court denied certiorari in the Regal case. Accordingly, we have begun settlement discussions with the Department, and the trial court in our case has scheduled a status conference for November 15, 2004.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that we have violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003 the U.S. District Court for the Central District of California entered a consent order and final judgment on non-line of sight issues under which we agreed to remedy certain violations at twelve of our stadium-style theatres and to survey and make required betterments for our patrons with disabilities at 101 stadium-style theatres and at certain theatres we may open or acquire in the future. We estimate that the cost of these betterments will be $21.0 million, which is expected to be incurred over the term of the consent order of five years. The estimate is based on the improvements at the twelve theatres surveyed by The Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

        On June 18, 2004, we received a letter from the Attorney General of the State of New Jersey regarding an investigation by the New Jersey Civil Rights Division on rear-window captioning, which captioning enables the deaf and hard of hearing to enjoy films. The Civil Rights Division believes that the absence of rear-window captioning in our New Jersey theatres violates New Jersey's Law Against Discrimination. We have agreed in principal with the New Jersey Attorney General to add rear-window captioning systems at 5 theatres in New Jersey at a total cost of approximately $110,000 to settle this dispute.

        On July 22, 2004, two lawsuits purporting to be class actions were filed in the Chancery Court of the State of Delaware, one naming Apollo Management, L.P., us and our directors as defendants and the other naming such parties as well as Marquee Holdings Inc. as defendants. On July 23, 2004, three lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming us and our directors as defendants. The complaints generally allege the defendant individuals breached their fiduciary duties by agreeing to the merger between us and Marquee Inc., that the transaction is unfair to our minority shareholders, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the shareholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the merger and related transactions. Similar lawsuits may be filed in the future.

        We cannot assure you that we will succeed in defending any claims, that judgments will not be entered against us with respect to any litigation or that reserves we may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against us is successful, we may be subject to significant damages awards.

        In addition, we are the plaintiff in a number of material lawsuits in which we seek the recovery of substantial payments for defective fireproofing materials at 23 theatres. We currently estimate our claim for repair costs at these theatres will aggregate approximately $36.1 million, of which we have expended approximately $23.4 million through the end of fiscal 2004. The remainder is for projected costs of repairs yet to be performed. We also are seeking additional damages for lost profits, interest and legal and other expenses incurred.

        Certain parties to a related suit in Missouri have filed counterclaims against us, including Ammon Painting Company, Inc. which asserts claims to recover monies for services provided in an amount not specified in the pleadings but which it has expressed in discovery to aggregate to approximately $950,000. We currently estimate that our claim against Ammon is for approximately $6.0 million. Based on presently available information, we do not believe such matters will have a material adverse effect on our results of operations, financial condition or liquidity. During the fifty-two weeks ended April 1, 2004 we received settlement payments of $925,000 related to two theatres from various parties in connection with this matter. On May 18, 2004, we received additional settlement payments of $2,310,020 from various parties in connection with this matter.

        For a more detailed description of our legal proceedings, see "Business—Legal Proceedings."

We may be subject to liability under environmental laws and regulations.

        We own and operate facilities throughout the United States and in several foreign countries and are subject to the environmental laws and regulations of those jurisdictions, particularly laws governing the cleanup of hazardous materials and the management of properties. We might in the future be required to participate in the cleanup of a property that we own or lease, or at which we have been alleged to have disposed of hazardous materials from one of our facilities. In certain circumstances, we might be solely responsible for any such liability under environmental laws, and such claims could be material.

Our loss of key management personnel or our inability to hire and retain skilled employees at our theatres could adversely affect our business.

        Our success is dependent in part on the efforts of key members of our management team. The loss of their services could materially adversely affect our business, financial condition, results of operations or prospects. We do not currently maintain key person life insurance on any of our key management. In addition, competition for skilled professionals is intense. The loss of any of these professionals or the inability to recruit these individuals in our markets could adversely affect our ability to operate our business efficiently and profitably and could harm our ability to maintain our desired levels of service.

We have significant stockholders with the ability to influence our actions to our detriment or to the detriment of holders of our indebtedness.

        Under agreements governing the investment in our preferred stock by the group of funds we refer to as the "Apollo Purchasers," the Apollo Purchasers have the right to elect three of the eight members of our board of directors, and if we default under our obligations under the terms of the preferred stock, the holders of that stock may appoint a majority of our board of directors until such default is cured. In addition, we may not undertake certain corporate actions without the prior approval of the Apollo Purchasers. These approval rights include, but are not limited to, limitations on our ability to:

  •
  amend our certificate of incorporation or bylaws;

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  create, authorize or issue any class, series or shares of capital stock;

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  pay any dividend or declare any distribution on any shares of capital stock;

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  merge, consolidate or consummate a similar transaction;

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  incur debt, including debt that would restrict our ability to pay dividends on the preferred stock, or amend or alter the material terms of any existing or future material senior debt; and

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  acquire or dispose of any material business or assets.

        As a result, if we fail to obtain the approval of the Apollo Purchasers, we may be unable to take certain actions that are otherwise favored by a majority of our board of directors.

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of exchange notes in the exchange offer. In consideration for issuing the exchange notes, we will receive in exchange the original notes of like principal amount, the terms of which are identical in all material respects to the exchange notes. The original notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our indebtedness. We have aggreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        The net proceeds from the sale of the initial notes were approximately $294.0 million after deducting initial purchasers' discounts and commissions and estimated offering expenses.

        We applied the net proceeds from the offering of original notes, plus cash on hand, to redeem all outstanding $200 million aggregate principal amount of our 9 1/2% senior subordinated notes due 2009 and approximately $83.4 million aggregate principal amount of our 9 1/2% senior subordinated notes due 2011 (which represented approximately 28% of the total outstanding aggregate principal amount of such notes prior to the redemption) for an aggregate redemption payment of $292.1 million (including redemption premiums and accrued interest). We redeemed the 2009 notes and the 2011 notes on March 25, 2004 at a redemption price of 102.375% and 104.750%, respectively, plus accrued but unpaid interest through that date. We recognized a pre-tax loss of $13.9 million in connection with the redemption of the 2009 notes and the 2011 notes.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        When we sold the original notes in February 24, 2004, we entered into a registration rights agreement with the initial purchasers of those original notes. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the original notes for notes of the same series that are registered under the Securities Act. We also agreed to use commercially reasonable efforts to cause the registration statement to become effective with the SEC and to conduct this exchange offer after the registration statement is declared effective. The registration rights agreement provides that we will be required to pay additional cash interest to the holders of the original notes if

  •
  the registration statement was not filed by June 23, 2004;

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  the registration statement is not declared effective by August 22, 2004; or

  •
  the exchange offer has not been consummated within 30 days of such registration statement being declared effective.

The exchange offer is not being made to holders of original notes in any jurisdiction in which the exchange would not comply with the securities or blue sky laws of such jurisdiction. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

        Upon the terms and conditions described in this prospectus, we will accept for exchange original notes that are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on November 15, 2004. However, if we, in our reasonable discretion, have extended the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which we extend the exchange offer.

        As of the date of this prospectus, $300,000,000 aggregate principal amount of the 8% Senior Subordinated Notes due 2014 are outstanding. This prospectus is first being sent on or about October 15, 2004 to all holders of original notes known to us. Our obligation to accept original notes for exchange in the exchange offer is subject to the conditions described below under "Conditions to the Exchange Offer." We reserve the right to extend the period of time during which the exchange offer is open. We would then delay acceptance for exchange of any original notes by giving oral or written notice of an extension to the holders of original notes as described below. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any original notes not accepted for exchange will be returned to the tendering holder promptly after the expiration or termination of the exchange offer.

        Original notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple of $1,000. The CUSIP and other clearing reference numbers for the original notes are:

Original 2014 Notes

CUSIP Number
Rule 144A Notes	001669AP5
Regulation S Notes	U02381AD0

        We reserve the right to amend or terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer." We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the original notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes, file a post-effective amendment to the prospectus and provide notice to the noteholders. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the noteholders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time on the next business day after the expiration date.

        Our acceptance of the tender of original notes by a tendering holder will form a binding agreement upon the terms and subject to the conditions provided in this prospectus.

Procedures for Tendering

        Except as described below, a tendering holder must, on or prior to the expiration date transmit an agent's message to the exchange agent at the address listed below under the heading "Exchange Agent." In addition, the exchange agent must receive, on or before the expiration date, a timely confirmation of book-entry transfer of the original notes into the exchange agent's account at The Depository Trust Company, or DTC, along with an agent's message.

        The term "agent's message" means a message, transmitted to DTC and received by the exchange agent and forming a part of a book-entry transfer.

        If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent's account.

        We will determine in our reasonable discretion all questions as to the validity, form and eligibility of original notes tendered for exchange. This reasonable discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding.

        We reserve the right to reject any particular original note not properly tendered or any which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular original note either before or after the expiration date, including the right to waive the ineligibility of any tendering holder, except that we will not waive any condition of the exchange offer with respect to an individual holder unless we waive that condition with respect to all holders. Our interpretation of the terms and conditions of the exchange offer as to any particular original note either before or after the expiration date shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a reasonable period of time. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of original notes. Nor will we, the exchange agent or any other person incur any liability for failing to give notification of any defect or irregularity.

        By tendering, each holder will be deemed to have represented to us that, among other things,

  •
  the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder; and

  •
  neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes.

        In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes. If any holder or other person is an "affiliate" of ours, as defined under Rule 405 of the Securities Act, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the exchange notes, that holder or other person cannot rely on the applicable interpretations of the staff of the SEC, may not tender its original notes in the exchange offer and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where the original notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution."

        By delivering an agent's message, a beneficial owner or holder will be deemed to have irrevocably appointed the exchange agent as its agent and attorney-in-fact (with full knowledge that the exchange agent is also acting as an agent for us in connection with the exchange offer) with respect to the original notes, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with in interest subject only to the right of withdrawal described in this prospectus), to receive for our account all benefits and otherwise exercise all rights of beneficial ownership of such original notes, in accordance with the terms and conditions of the exchange offer.

        Each beneficial owner or holder will also be deemed to have represented and warranted to us that it has authority to tender, exchange, sell, assign and transfer the original notes it tenders and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title to such original notes, free and clear of all liens, restrictions, charges and encumbrances, and that the original notes tendered are not subject to any adverse claims or proxies. Each beneficial owner and holder, by tendering its original notes, also agrees that it will comply with its obligations under the registration rights agreement.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered. We will issue the exchange notes promptly after the expiration of the exchange offer. See "Conditions to the Exchange Offer" below. For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

        For each original note accepted for exchange, the holder of the original note will receive an exchange note of the same series as and having a principal amount equal to that of the surrendered original note. The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the original notes. Original notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of original notes whose original notes are accepted for exchange will not receive any payment for accrued interest on the original notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the original notes.

        In all cases, issuance of exchange notes for original notes will be made only after timely receipt by the exchange agent of a timely book-entry confirmation of the original notes into the exchange agent's account at DTC.

        The non-exchanged original notes will be credited to an account maintained with DTC promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. This participant should transmit its acceptance to DTC on or prior to the expiration date. DTC will verify this acceptance, execute a book-entry transfer of the tendered original notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The transmission of the notes and agent's message to DTC and delivery by DTC to and receipt by the exchange agent of the related agent's message will be deemed to be a valid tender.

Withdrawal Rights

        Tenders of original notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal of a tender of notes to be effective, the exchange agent must receive a valid withdrawal request through the Automated Tender Offer Program system from the tendering DTC participant before the expiration date. Any such request for withdrawal must include the VOI number of the tender to be withdrawn and the name of the ultimate beneficial owner of the related notes in order that such notes may be withdrawn. Properly withdrawn original notes may be re-tendered by following the procedures described under "Procedures for Tendering" above at any time on or before 5:00 p.m., New York City time, on the expiration date.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange. No exchange notes will be issued unless the original notes so withdrawn are validly retendered.

Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any original notes of the same series, and may terminate or amend the exchange offer, if at any time before the expiration date, any of the following events occurs:

  •
  there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission: (1) seeking to restrain or prohibit the making or completion of the exchange offer or any other transaction contemplated by the exchange offer, or assessing or seeking any damages as a result of this transaction; (2) resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the exchange offer; or (3) any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the exchange offer or any of the transactions contemplated by the exchange offer by any governmental authority, domestic or foreign; or

  •
  any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that directly or indirectly results or would reasonably be expected to result in any of the consequences referred to in clauses (1), (2) or (3) above or results or would reasonably be expected to result in the holders of exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the exchange offer; or

  •
  any of the following has occurred: (1) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or (2) any limitation by a governmental authority, which adversely affects our ability to complete the transactions contemplated by the exchange offer; or (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or (4) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the exchange offer, a material acceleration or worsening of these calamities; or

  •
  any change, or any development involving a prospective change, in each case, which is not within our direct or indirect control, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, which would make it inadvisable to proceed with the exchange offer and/or with such acceptance for exchange or with such exchange.

        The non-occurrence of each of the preceding events is a condition to this exchange offer. We expressly reserve the right to amend or terminate this exchange offer upon the occurrence of any of these events. These conditions to the exchange offer are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them in whole or in part in our reasonable discretion. If we do so, this exchange offer will remain open for at least three (3) business days following any waiver of the preceding conditions and, if we determine that any waiver constitutes a material change to the terms of this exchange offer, this exchange offer will remain open for at least five (5) business days following any such waiver. Our failure at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which we may assert at any time and from time to time, except that all conditions to this exchange offer must be satisfied or waived by us prior to the expiration of this exchange offer. We will give oral or written notice or public announcement of any waiver by us of any condition and any related amendment, termination or extension of this exchange offer. In the case of any extension, such oral or written notice or public announcement will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

        In addition, we will not accept for exchange any original notes tendered, and no exchange notes will be issued in exchange for any original notes, if any stop order is threatened or in effect relating to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

        We have appointed HSBC Bank USA, National Association as the exchange agent for the exchange offer. You should direct questions and requests for assistance or requests for additional copies of this prospectus to the exchange agent addressed as follows:

Delivery To: HSBC Bank USA, National Association, Exchange Agent

By Mail, Overnight Courier or Hand Delivery:
HSBC Bank USA, National Association
One Hanson Place, Lower Level
Brooklyn, New York 11243
Attention: Paulette Shaw
 By Facsimile Transmission: (718) 488-4488
 Confirm by Telephone: (718) 488-4475

Fees and Expenses

        We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. We will, however, pay the applicable exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services. We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the applicable exchange agent and trustee, accounting and legal fees and printing costs, among others.

        Solicitation of tenders may be made by telephone, facsimile or in person by our, and our affiliates', officers and regular employees.

Reimbursement of Nominee of Forwarding Expenses

        Banks, brokerage firms, or other nominees holding the notes on your behalf will be reimbursed for reasonable expenses incurred in transmitting this document and all related materials with respect to this offer to their customers and account executives via First Class Mail and via Internet Email. Any such reimbursement will be made at levels consistent with those established by the New York Stock Exchange.

Accounting Treatment

        We will not recognize any gain or loss for accounting purposes upon the consummation of this exchange offer. We will amortize the expense of this exchange offer over the term of the new notes in accordance with accounting principles generally accepted in the United States of America.

Transfer Taxes

        Holders who tender their original notes for exchange will not be obligated to pay any related transfer taxes, except that holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes.

Consequences of Exchanging or Failing to Exchange Original Notes

        Holders of original notes who do not exchange their original notes for exchange notes of the same series in the exchange offer will continue to be subject to the provisions in the indenture regarding transfer and exchange of the original notes and the restrictions on transfer of the original notes as described in the legend on the original notes as a consequence of the issuance of the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the original notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Under existing interpretations of the Securities Act by the SEC's staff contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act. However, any purchaser of exchange notes who is one of our "affiliates" (as defined in Rule 405 under the Securities Act) or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

  •
  will not be able to rely on the interpretation of the SEC's staff;

  •
  will not be entitled to participate in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless such sale or transfer is made pursuant to an exemption from such requirements. See "Plan of Distribution."

        We do not intend to seek our own interpretation regarding the exchange offer and there can be no assurance that the SEC's staff would make a similar determination with respect to the exchange notes as it has in other interpretations to other parties, although we have no reason to believe otherwise.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and total capitalization (including short term debt) as of July 1, 2004 (i) on an actual basis and (ii) on an as adjusted basis, to give effect to the merger and related transactions as if they had occurred on July 1, 2004. You should read the following table in conjunction with "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Consolidated Financial Information" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus and incorporated herein by reference.

	As of July 1, 2004 (dollars in thousands)
	Actual	As Adjusted
Cash and cash equivalents	$398,735	$65,487

Short term debt (current maturities of capital and financing lease obligations and notes due 2011)(1)	2,735	216,534
Long-term debt:
$175.0 million credit facility(2)	—	—
Senior floating rate notes due 2010	—	205,000
8 5/8% senior fixed rate notes due 2012	—	250,000
9 1/2% senior subordinated notes due 2011(1)	213,799	—
9 7/8% senior subordinated notes due 2012	172,699	172,699
8% senior subordinated notes due 2014	300,000	300,000
Capital and financing lease obligations, interest ranging from 7 1/4% to 20%	57,434	57,434

Total Debt	$746,667	$1,201,667

Stockholders' equity:
Series A convertible preferred stock, 66 2/3¢ par value; 305,548 shares issued and outstanding(3)	204	—
Common stock, 66 2/3¢ par value, 34,117,441 shares issued(4)	22,742
Class B stock, 66 2/3¢ par value, 3,051,597 shares issued and outstanding(4)	2,035	—
Additional paid-in capital(4)	475,172	—
Accumulated other comprehensive income	(2,307)	(2,307)
Accumulated deficit	(194,828)	(469,999)
Common stock in treasury at cost, 100,280 shares	(1,346)	—

Total Stockholders' Equity (deficit)	301,672	(472,306)

Total capitalization	$1,048,339	$729,361

(1)
The merger is expected to constitute a "change of control" of the Company under the 2011 Notes, which would allow the holders of those notes to require us to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We must make a change of control offer within 30 days of the merger and the purchase date must be no later than 60 days from the date of the change of control offer. The change of control offer is required to remain open for at least 20 business days. We have obtained a financing commitment, subject to customary conditions, from JPMorgan Chase Bank or affiliates thereof and Citicorp North America, Inc. in the amount of $220.0 million to finance such a repurchase if necessary. Interest under the financing commitment is variable and cannot exceed certain specified rates. We would realize a loss related to repurchasing all of the outstanding 2011 Notes of approximately $5.8 million and we believe (based on current interest rates) that our annual interest expense would not be materially different if we were required to repurchase the outstanding 2011 Notes. We have not included any sources related to the financing commitment or any uses related to the 2011 Notes and have not reflected our financing commitment in connection with the repurchase of the 2011 Notes in the table above. For purposes of this prospectus, we have assumed that the holders of the 2011 Notes do not accept our change of control offer, although as required by U.S. GAAP, we have classified our 2011 Notes as a current liability on a pro forma basis.

(2)
As of July 1, 2004, we had no borrowings outstanding under our existing credit facility and had outstanding letters of credit of $13.0 million, resulting in an available balance of $162.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Additional letters of credit of $25.2 million will be issued under AMCE's existing credit facility in connection with the escrow accounts described in this prospectus.

(3)
The 305,548 shares of Series A convertible preferred stock outstanding on July 1, 2004 are currently convertible into 42,733,986 shares of our common stock. The investment agreement and the standstill agreement between us and the initial Apollo purchasers restrict the ability of the Apollo purchasers to exercise Series A convertible preferred stock conversion rights until April 19, 2006, except in connection with a disposition of such shares in a transaction that complies with the restrictions of the standstill agreement. The proposed merger would result in a special change of control distribution payable to holders of preferred stock of (i) approximately 33,412 shares of Series A convertible preferred stock in the event the merger is consummated on or after October 1, 2004 and on or before December 31, 2004 and (ii) approximately 27,787 shares of Series A convertible preferred stock in the event the merger is consummated on or after January 1, 2005 and on or before January 31, 2005.

(4)
The number of shares of common stock issued and outstanding as of July 1, 2004, does not include the following:

•
42,733,986 shares of common stock issuable upon the conversion of outstanding Series A convertible preferred stock as of July 1, 2004.

•
6,500,000 shares of common stock reserved for future issuance under our 2003 AMC Entertainment Inc. Long-Term Incentive Plan (the "2003 LTIP");

•
81,675 shares of common stock issuable under outstanding stock awards; and

•
1,500,640 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of approximately $14.32 per share on July 1, 2004.

        The 3,051,597 shares of Class B stock are currently convertible into 3,051,597 shares of our common stock.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        We derived the following unaudited pro forma condensed consolidated financial data by applying pro forma adjustments attributable to the merger and related transactions to our historical consolidated financial statements incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated statement of operations data for the thirteen weeks ended July 1, 2004 and the fiscal year ended April 1, 2004 gives effect to the merger and related transactions, including the offering of Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010 and the application of the proceeds, as if they had occurred on April 4, 2003. The unaudited pro forma condensed consolidated balance sheet data gives effect to the merger and related transactions, including the offering of Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010 and the application of the proceeds, as if they had occurred on July 1, 2004. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements are presented at historical cost (or on a recapitalization basis).

        The pro forma adjustments related to fees and expenses, debt issue costs, interest expense and equity contributions are preliminary and based on information obtained to date and are subject to revision as additional information becomes available. The pro forma adjustments described in the accompanying notes will be made as of the closing date of the merger and related transactions and may differ from those reflected in these unaudited pro forma condensed consolidated financial statements.

        The unaudited pro forma condensed consolidated financial information is for illustrative and informational purpose only and should not be considered indicative of the results that would have been achieved had the merger and related transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of operations data or other financial data as of any future date or any future period.

        The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the information contained in "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes appearing elsewhere and incorporated by reference in this prospectus.

AMC Entertainment Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of July 1, 2004
(dollars in thousands)

	As of July 1, 2004
	Historical	Pro Forma Adjustments		Pro Forma
Assets
Cash and equivalents	$398,735	$(775,439 442,191	)(1) (2)	$65,487
Current assets	107,579	—		107,579
Property, net	776,344	—		776,344
Intangible assets, net	22,914	—		22,914
Goodwill	71,727	—		71,727
Deferred income taxes	130,784	—		130,784
Other long-term assets	53,335	14,270	(1)(2)	67,605

Total assets	$1,561,418	$(318,978)		$1,242,440

Liabilities and Stockholders' Equity
Current liabilities	$333,034	$213,799	(3)	$546,833
Corporate borrowings:
9 1/2% Senior Subordinated Notes due 2011	213,799	(213,799	)(3)	—
9 7/8% Senior Subordinated Notes due 2012	172,699	—		172,699
8% Senior Subordinated Notes due 2014	300,000	—		300,000
8 5/8% Senior Fixed Rate Notes	—	250,000	(2)	250,000
Senior Floating Rate Notes	—	205,000	(2)	205,000
Capital and financing lease obligations	57,434	—		57,434
Other long-term liabilities	182,780	—		182,780

Total liabilities	1,259,746	455,000		1,714,746

Stockholders' Equity
Series A convertible preferred stock	204	(204	)(4)	—
Common Stock	22,742	(22,742	)(4)	—
Convertible Class B Stock	2,035	(2,035	)(4)	—
Additional paid-in capital	475,172	(475,172	)(4)	—
Accumulated other comprehensive loss	(2,307)	—		(2,307)
Accumulated deficit	(194,828)	(275,171	)(4)	(469,999)
Common Stock in treasury, at cost	(1,346)	1,346	(4)	—

Stockholders' equity (deficit)	301,672	(773,978)		(472,306)

Total liabilities and Stockholders' Equity	$1,561,418	$(318,978)		$1,242,440

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

AMC Entertaiment Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Thirteen Weeks Ended July 1, 2004
(dollars in thousands except for per share amounts)

	Thirteen weeks ended July 1, 2004
	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$488,633	$—		$488,633
Cost of operations	311,125	—		311,125
Rent	83,278	—		83,278
General and administrative:
Stock-based compensation	2,636	—		2,636
Other(5)	14,800	—		14,800
Preopening expense	433	—		433
Theatre and other closure expense	(219)	—		(219)
Depreciation and amortization	31,365	—		31,365
Disposition of assets and other gains	(2,295)	—		(2,295)

Total costs and expenses	441,123	—		441,123
Interest expense	18,513	8,492 533	(6) (6)	27,538
Investment income	791	—		791

Earnings before income taxes from continuing operations	29,788	(9,025)		20,763
Income tax provision (benefit)	13,900	(3,600	)(7)	10,300

Earnings from continuing operations	$15,888	$(5,425)		$10,463

Basic earnings from continuing operations(a)	$0.18
Diluted earnings from continuing operations(a)	$0.17

Weighted average number of shares outstanding:
Basic	36,932

Diluted	37,608

(a)
Includes preferred dividends and allocation of undistributed earnings of $9,380. We have not presented pro forma per share data because all of AMC Entertainment's equity will be owned by Marquee Holdings Inc. after the merger and related transactions.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

AMC Entertaiment Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Fifty-Two Weeks Ended April 1, 2004
(dollars in thousands except for per share amounts)

	Fifty-two weeks ended April 1, 2004
	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$1,782,820	$—		$1,782,820
Cost of operations	1,167,105	—		1,167,105
Rent	314,024	—		314,024
General and administrative:
Stock-based compensation	8,727	—		8,727
Other(5)	53,864	—		53,864
Preopening expense	3,858	—		3,858
Theatre and other closure expense	4,068	—		4,068
Depreciation and amortization	124,572	—		124,572
Impairment of long-lived assets	16,272	—		16,272
Disposition of assets and other gains	(2,590)	—		(2,590)

Total costs and expenses	1,689,900	—		1,689,900
Other expense	13,947	—		13,947
Interest expense	77,717	33,966 2,134	(6) (6)	113,817
Investment income	2,861	—		2,861

Earnings (loss) before income taxes from continuing operations	4,117	(36,100)		(31,983)
Income tax provision (benefit)	11,000	(14,400	)(7)	(3,400)

Loss from continuing operations	$(6,883)	$(21,700)		$(28,583)

Basic and diluted loss per share:
Loss from continuing operations(a)	$(1.28)

Weighted average number of shares outstanding:
Basic and diluted	36,715

(a)
Includes preferred dividends of $40,277. We have not presented pro forma per share data because all of AMC Entertainment's equity will be owned by Marquee Holdings Inc. after the merger and related transactions.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

AMC Entertainment Inc.
Notes to Unaudited Pro Forma Condensed Consolidated
Financial Information
(dollars in thousands)

(1)
Reflects the sources and uses of funds in connection with the merger and related transactions as summarized below.

Sources of funds:		Uses of funds:
Cash from new equity holders	$935,707	Payment to equity holders(b)	$1,647,300
Net cash used(a)	775,439	Transaction fees(c)	62,385

		Debt issue costs(d)	1,461

Total	$1,711,146		$1,711,146

  (a)
  Consists of net cash provided of $442,191 from the financing transactions (see Note 2 below) in connection with the merger and related transactions along with $333,248 of existing cash.

  (b)
  Payments to equity holders are detailed as follows:

Number of Shares Outstanding as of July 1, 2004
Common stock	34,017,161
Class B common stock	3,051,597
Number of shares to be issued upon exercise of outstanding in-the-money options	1,457,575
Deferred stock units (i)	527,398
Unissued restricted stock awards (i)	1,835
Series A convertible preferred stock (ii)	42,733,986
Series A convertible preferred stock distribution (iii)	4,672,973

Total shares	86,462,525
Merger price per share	$19.50

$1,686,000
Less: Option shares (iv)	20,600
Payments by Marquee Holdings Inc. (v)	18,100

Net payments by AMC Entertainment Inc. to equity holders	$1,647,300

    (i)
    Upon closing the merger, unvested deferred stock units will vest.

    (ii)
    Assumes conversion of 305,548 shares of Series A convertible preferred stock that are currently outstanding. The number of shares outstanding as of July 1, 2004 reflects additional pay-in-kind dividends from April 1, 2004 through April 19, 2004, after which cash dividends have been paid.

    (iii)
    Required pursuant to the terms of the certificate of designations of the Series A convertible preferred stock.

    (iv)
    Represents the per share exercise price of outstanding in-the-money options multiplied by the number of shares subject to option.

    (v)
    Represents amounts for stock options and deferred stock units that Marquee Holdings Inc. intends to pay directly to the holders of the stock options and deferred stock units in connection with the merger and related transactions.

  (c)
  Represents transaction fees which are expected to be expensed in connection with the Transactions.

  (d)
  Represents debt issuance costs related to the amended credit facility.

(2)
Reflects the sources and uses of the proceeds from the financing transactions in connection with the merger and related transactions as summarized below.

Sources of funds:		Uses of funds:
8 5/8% Senior fixed rate notes	$250,000	Debt issue costs(a)	$12,809
Senior floating rates notes	$205,000	Net cash provided	442,191

Total	$455,000		$455,000

  (a)
  Represents debt issue costs in conjunction with the issuance of the notes which are deferred. The $12,809 of debt issue costs referenced in this Note 2 and the $1,461 of debt issue costs referenced in Note 1 above total $14,270 and are considered long-term assets.

(3)
The merger is expected to constitute a "change of control" of the Company under the 2011 Notes, which would allow the holders of those notes to require us to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We must make a change of control offer within 30 days of the merger and related transactions and the purchase date must be no later than 60 days from the date of the change of control. The change of control offer is required to remain open for at least 20 business days. We have obtained a financing commitment, subject to customary conditions, from JPMorgan Chase Bank or affiliates thereof and Citicorp North America, Inc. in the amount of $220.0 million to finance such a repurchase if necessary. Interest under the financing commitment is variable. We would realize a loss related to repurchasing the 2011 Notes of approximately $5.8 million and we believe (based on current interest rates) that our annual interest expense would not be materially different if we were required to repurchase all of the outstanding 2011 Notes financed with variable rate debt. We have not included any sources related to the financing commitment or any uses related to the 2011 Notes in our pro forma financial data. For purposes of this prospectus, we have assumed that the holders of the 2011 Notes do not accept our change of control offer, although as required by U.S. GAAP, we have classified our 2011 Notes as a current liability on a pro forma basis.

(4)
Reflects the impact on stockholders' equity as a result of the merger and related transactions. Series A convertible preferred stock, common stock, Class B common stock, additional paid-in-capital, accumulated deficit and common stock in treasury reflects the conversion and retirement for value of all outstanding common and convertible preferred stock and the subsequent reissuance of common stock to Marquee Holdings Inc. Accumulated deficit has been adjusted by $62,385 related to transaction fees that are expected to be recognized in our 2005 consolidated statement of operations but are not reflected in the unaudited pro forma condensed consolidated statement of operations due to the non-recurring nature of the transaction costs. The following table summarizes the aggregate impact on accumulated deficit as a result of the merger and related transactions:

Impact on accumulated deficit as a result of the merger and related transactions:
Series A convertible preferred stock	$204
Common Stock	22,742
Convertible Class B Stock	2,035
Additional paid-in capital	475,172
Common Stock in treasury, at cost	(1,346)
Capital from new equity holders	935,707
Payment by AMC Entertainment Inc. to equity holders	(1,647,300)
Transaction fees recorded as expense	(62,385)

Adjustment to accumulated deficit	$(275,171)

(5)
Does not include any management fees that may be paid to J.P. Morgan Partners (BHCA) L.P. and certain other affiliated funds and Apollo Investment Fund V, L.P. and other funds managed by Apollo Management, L.P. (collectively, the "Sponsors") after the merger and related transactions. Also does not include $20.0 million in transaction fees that will be paid to the Sponsors in connection with the merger and related transactions.

(6)
Represents change in interest expense and amortization of debt issuance costs related to the notes offered hereby:

	13 weeks Interest Expense	52 weeks Interest Expense	13 weeks Amortization	52 weeks Amortization	Amortizable Life
Senior Fixed Rate Notes (8.625%)	$5,391	$21,563	$219	$878	8 years
Senior Floating Rate Notes (assumed at 6.05%)	3,101	12,403	241	964	6 years
Amended credit facility	—	—	73	292	5 years

Total	$8,492	$33,966	$533	$2,134

          Interest rates above used in the computation of pro forma interest expense are subject to change. For the computation of the initial interest rate on the senior floating rate notes, we have utilized a LIBOR rate, as of August 31, 2004, of 1.80%. In the event the interest rate on the senior floating rate notes increases or decreases by 0.125%, our annual earnings from continuing operations would decrease or increase by $154,000, accordingly.

          Concurrently with the closing of the offering of the Senior Notes due 2012 and the Senior Floating Rate Notes due 2010, Marquee Holdings Inc. issued notes, resulting in gross proceeds of $169,918. Interest on the Holdings' notes will accrete semi-annually, unless Marquee Holdings Inc. elects to pay cash interest as permitted by the terms of the Holdings' notes, for the first 5 years and thereafter interest will be payable in cash semi-annually. Marquee Holdings Inc. is a holding company with no operations of its own and has no ability to service interest or principal on its notes other than through any dividends it may receive from us. We will be restricted, in certain circumstances, from paying dividends to Marquee Holdings Inc. by the terms of the indentures governing the notes, our 2011 notes, our 2014 notes, and our Credit Facility. We have not guaranteed the indebtedness of Marquee Holdings Inc. nor pledged any of our assets as collateral. Interest related to the Holdings' notes has not been included in our pro forma interest expense.

(7)
Represents the income tax impact of additional interest expense at our statutory tax rate of 40%.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth certain of our selected historical financial and operating data. Our selected financial data for the interim periods ended July 1, 2004 and July 3, 2003 and for the five fiscal years ended April 1, 2004 have been derived from our consolidated financial statements for such periods. We have restated our consolidated financial statements for foreign deferred tax assets, Swedish tax benefits recorded in loss from discontinued operations and straight-line contingent rentals. The following selected financial data has been revised to reflect the restatements. See Note 1 to the consolidated financial statements under Restatements, included under Part II Item 8. of our Annual Report on Form 10-K/A for the fiscal year ended April 1, 2004 and incorporated by reference into this prospectus, for a complete discussion of the restatement and the restatement adjustments for fiscal years 2003 and 2002. See note (7) below for a complete discussion of the restatement, the events that led to the error and thus the restatement and the restatement adjustments for fiscal years 2001 and 2000.

        The summary financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, our unaudited, interim financial statements, including the notes thereto, our other historical financial information and the GC Companies' consolidated financial statements, including the notes thereto, incorporated by reference into this prospectus.

	Thirteen Weeks Ended		Years Ended(1)
	July 1, 2004	July 3, 2003	April 1, 2004(5)	April 3, 2003(4)(5)	March 28, 2002	March 29, 2001	March 30, 2000
		(restated)		(restated)	(restated)	(restated)(7)	(restated)(7)
			(In thousands, except per share and operating data)
Statement of Operations Data:
Total revenues	$488,633	$471,849	$1,782,820	$1,785,075	$1,337,887	$1,215,130	$1,168,186
Film exhibition costs	179,880	177,960	649,380	660,982	485,799	432,075	417,736
Concession costs	15,449	14,334	51,259	54,912	42,201	43,595	48,095
Theatre operating expense	104,888	107,795	419,619	438,605	329,298	304,192	293,947
Rent	83,278	78,262	314,024	300,377	234,769	229,260	198,762
NCN and other	10,908	12,321	46,847	52,444	45,264	42,610	44,619
General and administrative expense:
Stock-based compensation	2,636	293	8,727	2,011	442	—	—
Other	14,800	11,823	53,864	66,093	37,338	32,441	47,407
Preopening expense	433	1,042	3,858	3,227	4,363	3,303	6,795
Theatre and other closure expense	(219)	618	4,068	5,416	2,124	24,169	16,661
Restructuring charge	—	—	—	—	—	—	12,000
Depreciation and amortization	31,365	28,462	124,572	126,994	99,022	105,184	95,974
Impairment of long-lived assets	—	—	16,272	19,563	—	68,776	5,897
Disposition of assets and other gains	(2,295)	—	(2,590)	(1,385)	(1,821)	(664)	(944)

Total costs and expenses	441,123	432,910	1,689,900	1,729,239	1,278,799	1,284,941	1,186,949
Other expense (income)(6)	—	—	13,947	—	3,754	(9,996)	—
Interest expense	18,513	18,299	77,717	77,800	60,760	77,000	62,703
Investment income	791	651	2,861	3,502	2,073	1,728	219

Earnings (loss) from continuing operations before income taxes	29,788	21,291	4,117	(18,462)	(3,353)	(135,087)	(81,247)
Income tax provision	13,900	10,470	11,000	10,000	2,700	(46,000)	(29,500)

Earnings (loss) from continuing operations	15,888	10,821	(6,883)	(28,462)	(6,053)	(89,087)	(51,747)
Loss from discontinued operations, net of income tax benefit(2)	—	(330)	(3,831)	(1,084)	(4,325)	(1,070)	—
Cumulative effect of accounting changes(3)	—	—	—	—	—	(15,760)	(5,840)

Net earnings (loss)	$15,888	$10,491	$(10,714)	$(29,546)	$(10,378)	$(105,917)	$(57,587)

Preferred dividends and allocation of undistributed earnings	9,380	7,791	40,277	27,165	29,421	—	—

Net earnings (loss) for shares of common stock	$6,508	$2,700	$(50,991)	$(56,711)	$(39,799)	$(105,917)	$(57,587)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$0.18	$0.08	$(1.28)	$(1.53)	$(1.50)	$(3.79)	$(2.20)
Earnings (loss) from discontinued operations(2)	—	(0.01)	(0.11)	(0.03)	(0.18)	(0.05)	—
Cumulative effect of accounting change(3)	—	—	—	—	—	(.67)	(.25)

Net earnings (loss) per share:	$0.18	$0.07	$(1.39)	$(1.56)	$(1.68)	$(4.51	)(2)	$(2.45	)(2)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$0.17	$0.08	$(1.28)	$(1.53)	$(1.50)	$(3.79)	$(2.20)
Earnings (loss) from discontinued operations(2)	—	(0.01)	(0.11)	(0.03)	(0.18)	(0.05)	—
Cumulative effect of accounting change(3)	—	—	—	—	—	(.67)	(.25)

Net earnings (loss) per share:	$0.17	$0.07	$(1.39)	$(1.56)	$(1.68)	$(4.51	)(2)	$(2.45	)(2)

Pro forma amounts assuming SAB No. 101 accounting change had been in effect in fiscal 2000:
Loss for shares of common stock from continuing operations	$(54,115)
Basic and diluted loss per share from continuing operations	(2.31)
Net loss for shares of common stock	$(72,697)
Basic and diluted net loss per share	(3.10)
Average shares outstanding:
Basic	36,932	36,427	36,715	36,296	23,692	23,469	23,469

Diluted	37,608	36,687	36,715	36,296	23,692	23,469	23,469

Balance Sheet Data (at period end):
Cash and equivalents	$398,735	$261,481	$333,248	$244,412	$219,432	$34,075	$119,305
Deferred income taxes (long-term)	130,784	159,662	143,944	160,152	124,915	131,791	77,955
Total assets	1,561,418	1,519,016	1,506,534	1,480,698	1,276,970	1,043,564	1,184,805
Corporate borrowings	686,498	668,752	686,431	668,661	596,540	694,172	754,105
Other long-term liabilities	182,780	179,544	182,467	177,555	120,770	116,602	87,125
Capital and financing lease obligations	60,169	61,858	61,281	59,101	57,056	56,684	68,506
Stockholders' equity (deficit)	301,672	295,879	280,604	279,719	255,415	(63,076)	54,669
Cash Flow Data:
Net cash provided by operating activities	$69,126	$43,334	$183,278	$128,747	$101,091	$43,458	$89,027
Net cash used in investing activities	(28,006)	(31,119)	(69,378)	(137,201)	(144,510)	(91,933)	(198,392)
Net cash provided by (used in) financing activities	24,187	5,304	(24,613)	33,437	228,879	(35,284)	215,102
Other Data:
Capital expenditures	$(29,143)	$(24,159)	$(95,011)	$(100,932)	$(82,762)	$(101,932)	$(221,231)
Proceeds from sale/leasebacks	—	—	63,911	43,665	7,486	682	69,647
Ratio of earnings to fixed charges(8)	1.6	x	1.4	x	1.0	x	—	—	—	—
Operating Data (at period end):
Screen additions	16	34	114	95	146	115	450
Screen acquisitions	—	—	48	641	68	—	—
Screen dispositions	6	14	142	111	86	250	279
Average screens—continuing operations	3,534	3,544	3,494	3,498	2,786	2,816	2,754
Attendance—continuing operations (in thousands)	49,798	50,004	186,989	197,363	158,241	151,075	152,943
Number of screens operated	3,554	3,544	3,544	3,524	2,899	2,771	2,906
Number of theatres operated	232	240	232	239	181	180	211
Screens per theatre	15.3	14.8	15.3	14.7	16.0	15.4	13.8

(1)
There were no cash dividends declared on common stock during the last five fiscal years.

(2)
Fiscal 2004, 2003, 2002 and 2001 include losses from discontinued operations related to a theatre in Sweden that was sold during fiscal 2004. Fiscal 2004 includes a $3,831 loss from discontinued operations (net of income tax benefit of $2,600) which increased loss per share by $0.11 per share of common stock, fiscal 2003 includes a $1,084 loss from discontinued operations (net of income tax benefit of $700) which increased loss per share by $0.03 per share of common stock, fiscal 2002 includes a $4,325 loss from discontinued operations including a charge for impairment of long-lived assets of $4,668 (net of income tax benefit of $3,600) which increased loss per share by $0.18 per share of common stock and fiscal 2001 includes a $1,070 loss from discontinued operations (net of income tax benefit of $0) which increased loss per share by $0.05 per share of common stock. The thirteen weeks ended July 3, 2003 includes a $330 loss from discontinued operations (net of income tax benefit of $270) which increased loss per share by $.01 per share of common stock.

(3)
Fiscal 2001 includes a $15,760 cumulative effect of an accounting change related to revenue recognition for gift certificates and discounted theatre tickets (net of income tax benefit of $10,950), which reduced earnings per share by $0.67 per share of common stock. Fiscal 2000 includes a $5,840 cumulative effect of an accounting change for preopening expenses (net of income tax benefit of $4,095), which reduced earnings per share by $0.25 per share of common stock.

(4)
Fiscal 2003 includes 53 weeks. All other years have 52 weeks.

(5)
We acquired Gulf States Theatres on March 15, 2002 and GC Companies, Inc. on March 29, 2002, which significantly increased our size. In the Gulf States Theatres acquisition, we acquired 5 theatres with 68 screens in the New Orleans area. In the GC Companies acquisition, we acquired 66 theatres with 621 screens throughout the United States. Accordingly, results of operations for the fiscal years ended April 1, 2004 and April 3, 2003 are not comparable to our results for the prior fiscal years.

(6)
During fiscal 2004, other expense (income) is composed of losses recognized on the redemption of $200,000 of our Senior Subordinated Notes due 2009 and $83,400 of our Senior Subordinated Notes due 2011. During fiscal 2002, other expense (income) is comprised of transaction expenses incurred in connection with the issuance of Preferred Stock. During fiscal 2001 other expense (income) includes non cash income related to the extinguishment of gift certificate liabilities for multiple years of sales.

(7)
In connection with the fiscal 2004 annual audit of our consolidated financial statements, we, with the concurrence of our independent registered public accounting firm, determined that our financial statements for the years ended March 29, 2001 and March 30, 2000 as previously filed needed to be restated for the following items:

          Foreign deferred tax assets:    We had previously recorded valuation allowances against deferred tax assets in foreign jurisdictions when it became clear, based on theatre impairments or other factors, that we would not be profitable in those jurisdictions. We have now determined that full valuation allowances should be recorded against deferred tax assets in all foreign jurisdictions when it is more likely than not that the deferred tax assets will not be realized.

          We had historically evaluated the recoverability of our deferred tax assets for both domestic and foreign jurisdictions based on the weight of available positive evidence (evidence indicating that deferred taxes would be recoverable) and negative evidence (evidence indicating that deferred taxes would not be recoverable). We believed we were following the guidance in paragraph 17(e) of Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes and recorded valuation allowances for our domestic and foreign jurisdictions when the negative evidence outweighed the positive evidence which we believed to be consistent with the "more likely than not" criteria in paragraph 17(e).

          Consideration and appropriate weighting of positive and negative evidence is an inherently subjective process. We historically applied the more likely than not criteria with respect to foreign jurisdictions by recording valuation allowances against deferred income tax assets when it became clear, based on theatre impairments or other factors, that we would not be profitable in those jurisdictions. Under this model, we recorded a valuation allowance in France during fiscal 2001 when the theatre was impaired and in Sweden during fiscal 2002 when that theatre was impaired.

          In consultation with our independent registered public accounting firm in connection with the annual audit of our 2004 financial statements, we determined that we should have given greater weight (than we originally had) to the objectively verifiable negative evidence in our foreign jurisdictions (e.g., start up losses). With this greater weighting of the negative evidence, we concluded that it was not "more likely than not" that the deferred income tax assets would be realized. As a result, we determined that our operations in foreign tax jurisdictions constituted "start-up" operations and therefore it was appropriate to record full valuation allowances on the results of operations until the "start-up" operations became profitable and therefore would provide a basis for increased weighting of positive future taxable income and reduced weighting of negative evidence relating to losses.

          Accordingly, we have restated our financial statements for the years ended March 29, 2001 and March 30, 2000 and the balance of retained earnings as of April 1, 1999 to reflect additional valuation allowances on foreign deferred tax assets. The effects of such adjustments are summarized as follows:

Cumulative decrease to retained earnings at April 1, 1999	$1,600
Increase in income tax provision and net loss for the year ended March 30, 2000	$2,400
Decrease in income tax provision and net loss for the year ended March 29, 2001	$200

          Straight-line contingent rentals:    Rent expense for leases with rent escalation clauses are required to be recorded on a straight-line method under certain circumstances. We recently determined that we have one lease that has a clause for contingent rents in which case the contingency was virtually certain to occur. Rent expense for this lease should have been recorded on the straight-line method. Accordingly, we have restated our financial statements for the years ended March 29, 2001 and March 30, 2000 and the balance of retained earnings as of March 29, 2001 to reflect the straight-line method of recording the contingent portion of rent expense for this one lease. The effects of such adjustments are summarized as follows:

Cumulative decrease in retained earnings at April 1, 1999	$—
Increase in net loss for the year ended March 30, 2000	$—
Increase in net loss for the year ended March 29, 2001	$231

          The restatement adjustments affecting the Statement of Operations Data for fiscal years 2001 and 2000 are set forth in the following table (in thousands):

	Years Ended
	March 29, 2001		March 30, 2000
	As Previously Reported	As Restated	As Previously Reported	As Restated
Statement of Operations data:
Rent	$228,929	$229,260	$198,762	$198,762
Total costs and expenses	1,284,610	1,284,941	1,186,949	1,186,949
Loss from continuing operations before income taxes	(134,756)	(135,087)	(81,247)	(81,247)
Income tax provision	(45,700)	(46,000)	(31,900)	(29,500)
Loss from continuing operations	(89,056)	(89,087)	(49,347)	(51,747)
Net loss	(105,886)	(105,917)	(55,187)	(57,587)
Net loss for common shares	(105,886)	(105,917)	(55,187)	(57,587)
Basic and diluted loss per share of common stock:
Loss from continuing operations	$(3.79)	$(3.79)	$(2.10)	$(2.20)
Loss from discontinued operations	(0.05)	(0.05)	—	—
Cumulative effect of accounting change	(0.67)	(0.67)	(0.25)	(0.25)

Net loss per share	$(4.51)	$(4.51)	$(2.35)	$(2.45)

          The restatement adjustments affecting the Balance Sheet Data for fiscal years 2002, 2001 and 2000 and July 3, 2003 are set forth in the following table (in thousands):

	Periods Ended
	July 3, 2003		March 28, 2002		March 29, 2001		March 30, 2000
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported		As Restated
Balance Sheet Data (at period end)
Deferred income taxes (long-term)	171,862	159,662	$127,115	$124,915	$135,491	$131,791	$81,955		$77,955
Total assets	1,531,216	1,519,016	1,279,170	1,276,970	1,047,264	1,043,564	1,188,805		1,184,805
Other long-term liabilities	178,248	179,544	120,029	120,770	116,271	116,602	87,125		87,125
Stockholders' equity (deficit)	309,375	295,879	258,356	255,415	(59,045)	(63,076)	58,669	*	54,669	*

    *
    The Stockholders' equity previously reported at March 30, 2000 of $58,669 has been restated to equity of $54,669, which is a decrease of $4,000, to reflect the effect of the restatement adjustments relating to deferred tax asset valuation allowances for the periods prior to fiscal 2001. Such cumulative adjustments also had the corresponding effect of decreasing deferred income taxes (long-term) by $4,000.

    (8)
    We had a deficiency of earnings to fixed charges for fiscal years 2003, 2002, 2001 and 2000 of $21.3 million, $4.8 million, $135.2 million and $86.2 million, respectively. Earnings consist of earnings (loss) from continuing operations before income taxes, plus fixed charges (excluding capitalized interest), amortization of capitalized interest, and undistributed equity in losses of joint ventures. Fixed charges consist of interest expense, interest capitalized and one-third of rent expense on operating leases treated as representative of the interest factor attributable to rent expense.

BUSINESS

General

        We are organized as a holding company. Our principal directly owned subsidiaries are American Multi-Cinema, Inc. ("AMC"), AMC Entertainment International, Inc. ("AMCEI") and National Cinema Network, Inc. ("NCN"). We conduct our North American theatrical exhibition business through AMC and its subsidiaries and AMCEI. We are operating theatres outside the United States through AMCEI and its subsidiaries. We engage in advertising services through NCN.

        Our predecessor was founded in Kansas City, Missouri in 1920. We were incorporated under the laws of the state of Delaware on June 13, 1983 and maintain our principal executive offices at 920 Main, Kansas City, Missouri 64105. Our telephone number at such address is (816) 221-4000.

        On March 15, 2002, we acquired the operations and related assets of Gulf States Theatres for a cash purchase price of approximately $45.8 million. The acquisition included five theatres with 68 screens in the New Orleans, Louisiana area. Operating results of the acquired theatres are included in our consolidated statements of operations from March 15, 2002.

        On March 29, 2002, we acquired GC Companies, Inc. ("GC Companies"), pursuant to the plan of reorganization of GC Companies which we sponsored, for a purchase price of approximately $168.9 million (net of $6.5 million from the sale of GC Companies' portfolio of venture capital investments on the effective date of the plan of reorganization). The acquisition included 66 theatres with 621 screens throughout the United States and a 50% interest in a joint venture that operates 17 theatres with 160 screens in Argentina, Chile, Brazil and Uruguay. Operating results of the acquired theatres are included in our consolidated statements of operations from March 29, 2002.

        The purchase price for GC Companies includes estimated cash payments of $68.5 million, the issuance of $72.9 million of our 9 1/2% senior subordinated notes due 2011 with a fair value of $71.8 million and the issuance of $35.2 million of our common stock, or 2.6 million shares based on a fair value of $13.64 per share (the closing price per share on the effective date of the plan of reorganization). See Note 2 to our consolidated financial statements for the fiscal year ended April 1, 2004 for additional information regarding these acquisitions and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information on payments that we might make under the plan of reorganization, each incorporated herein by reference to our Annual Report on Form 10-K/A for the year ended April 1, 2004.

        On December 4, 2003, we sold our only theatre in Sweden and incurred a loss on sale of approximately $5.6 million, which included a payment of approximately $5.3 million to the purchaser. We opened our theatre in Sweden during fiscal 2001, and since that time we have incurred pre-tax losses of approximately $17.2 million, including an impairment charge of approximately $4.7 million in fiscal 2002 and a loss on sale of approximately $5.6 million in fiscal 2004. The operations and cash flows of the Sweden theatre have been eliminated from our ongoing operations as a result of the disposal transaction, and we do not have any significant continuing involvement in the operations of the Sweden theatre. The results of operations of the Sweden theatre have been classified as discontinued operations, and information presented for all periods reflects the new classification. The operations of the Sweden theatre were previously reported in our International operations segment.

        On December 19, 2003, we acquired certain of the operations and related assets of MegaStar for an estimated cash purchase price of approximately $15.0 million. The acquisition included three theatres with 48 screens in the Minneapolis, Minnesota and Atlanta, Georgia areas. Operating results of the acquired theatres are included in our consolidated statements of operations from December 19, 2003.

        We are one of the world's leading theatrical exhibition companies based on revenues. As of July 1, 2004, we operated 232 theatres with a total of 3,554 screens, with 93%, or 3,316, of our screens in North America, and 7%, or 238, of our screens in China (Hong Kong), Japan, France, Portugal, Spain and the United Kingdom. For the 13 weeks ended July 1, 2004, we had revenues of $488.6 million, net earnings of $15.9 million and net cash provided by operating activities of $69.1 million. For the 52 weeks ended April 1, 2004, we had revenues of $1.8 billion, a net loss of $10.7 million and net cash provided by operating activities of $183.3 million.

        Our North American and International theatrical exhibition revenues are generated primarily from box office admissions and theatre concession sales, which represented approximately 68% and 26%, respectively, of our revenues during the 52 weeks ended April 1, 2004 and 68% and 26%, respectively, of our revenues during the 13 weeks ended July 1, 2004. The balance of our revenues is generated from ancillary sources, including on-screen advertising, rental of theatre auditoriums, fees and other revenues generated from the sale of gift certificates and theatre tickets and arcade games located in theatre lobbies.

Our Competitive Strengths

        Key characteristics of our business that we believe give us a competitive advantage over many other theatrical exhibition companies are:

  •
  our modern theatre circuit;

  •
  our highly productive theatres; and

  •
  our broad major market coverage with prime theatre locations.

        Modern Theatre Circuit.    We are an industry leader in the development and operation of megaplex theatres, typically defined as having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We believe that the megaplex format provides the operator with enhanced revenue opportunities and better asset utilization while creating convenience for patrons by increasing film choice and the number of film starting times. We believe that our introduction of the megaplex in 1995 has led to the current industry replacement cycle, which has accelerated the obsolescence of older, smaller theatres by setting new standards for moviegoers. We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. From April 1995 through July 1, 2004, we added 112 theatres with 2,359 new screens, acquired 80 theatres with 786 screens and disposed of 192 theatres with 1,221 screens. As of July 1, 2004, approximately 74%, or 2,613, of our screens were located in megaplex theatres. As of July 1, 2004, our average number of screens per theatre was 15.3, which we believe was the highest among the major North America theatre exhibitors and indicative of the extent to which we have developed our theatre circuit, compared with 6.2 (according to the National Association of Theatre Operators) for all North America theatrical exhibition companies.

        Highly Productive Theatres.    Our theatres are generally among the most productive in the markets in which they operate. As measured by AC Nielsen EDI, Inc. ("EDI"), we operated 23 of the top 50 theatres in the United States in terms of box office revenues for the 52 weeks ended July 1, 2004. Our next closest competitor operated nine. Our theatre circuit in North America also produces box office revenues per screen at rates approximately 30% higher than the industry average, as measured by EDI.

        Broad Major Market Coverage with Prime Theatre Locations.    In addition to our asset quality and the high levels of productivity of our theatres, our theatres are generally located in large, urban markets, giving us a breadth of market coverage that places us in most major markets in the United States. We operate in 88% of the Top 25 "Designated Market Areas", or "DMAs" (television market areas as defined by EDI). Our theatres are usually located near or within developments that include retail stores, restaurants and other activities that complement the movie-going experience.

        The following table provides detail with respect to the geographic location of our theatre circuit as of July 1, 2004:

North America	Total Screens	Total Theatres
California	467	30
Florida	428	29
Texas	415	22
Georgia	165	10
Illinois	157	8
Arizona	148	7
Pennsylvania	129	12
Ohio	107	8
Missouri	103	7
Virginia	100	6
Maryland	89	9
Minnesota	83	7
Massachusetts	78	7
New Jersey	78	7
Colorado	72	4
Louisiana	68	5
Michigan	66	4
New York	58	4
Washington	56	6
Kansas	55	3
North Carolina	46	2
Oklahoma	44	2
Indiana	38	4
South Carolina	28	3
Nebraska	24	1
Kentucky	20	1
Wisconsin	18	1
District of Columbia	16	2

Total United States	3,156	211

Canada	160	7

Total North America	3,316	218

International	Total Screens	Total Theatres
China (Hong Kong)	11	1
Japan	79	5
France	14	1
Portugal	20	1
Spain	86	4
United Kingdom	28	2

Total International	*238	*14

Total Theatre Circuit	*3,554	*232

*
Excludes 17 theatres with 160 screens in South America operated through a 50% owned unconsolidated joint venture.

        The following table sets forth information concerning new builds (including expansions), acquisitions and dispositions and end of period theatres and screens operated.

	New Builds		Acquisitions		Dispositions		Total Theatres Operated
Fiscal Year	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
1996	7	150	—	—	13	61	226	1,719
1997	17	314	—	—	15	76	228	1,957
1998	24	608	—	—	23	123	229	2,442
1999	17	351	3	29	16	87	233	2,735
2000	20	450	—	—	42	279	211	2,906
2001	6	115	—	—	37	250	180	2,771
2002	8	146	5	68	12	86	181	2,899
2003	5	95	*69	*641	16	111	*239	*3,524
2004	7	114	3	48	17	142	*232	*3,544
2005 (thirteen weeks ended July 1, 2004)	1	16	—	—	1	6	*232	*3,554

	112	2,359	80	786	192	1,221

*
Excludes 17 theatres with 160 screens in South America operated through a 50% owned unconsolidated joint venture.

Our Strategy

        Our strategic plan has three principal elements:

  •
  maximizing operating efficiencies by focusing on the fundamentals of our business;

  •
  optimizing our theatre portfolio through selective new builds, acquisitions and disposition of underperforming theatres; and

  •
  enhancing and extending our business and brands and in doing so, growing our ancillary revenues.

        Maximizing Operating Efficiencies.    We believe the fundamentals of our business include maximizing revenues and managing our costs. For example, since fiscal 1999 we have implemented key initiatives in each of these areas, which have resulted in the following:

  •
  theatre revenues per patron increased 11.4% in fiscal 2000, 5.5% in fiscal 2001, 5.6% in fiscal 2002, 7.0% in fiscal 2003 and 5.6% in fiscal 2004, which resulted in a per patron increase of greater than $2.50 over this period; and

  •
  general and administrative expenses: other, declined from 5.1% of revenues in fiscal 1999 to 3.0% in fiscal 2004, the result of centralizing divisional operational structure and reducing staffing above the theatre level by approximately 30%.

        We continue to evaluate opportunities for further revenue and cost savings in these and other areas.

        Optimizing Our Theatre Portfolio.    Asset quality is a function of our selective new build, acquisition and theatre disposition strategies.

        As a recognized leader in the development and operation of megaplex theatres and based upon our financial resources, we believe that we will continue to have attractive new build opportunities presented to us by real estate developers and others. We intend to selectively pursue new build opportunities where the characteristics of the location and the overall market meet our strategic and financial return criteria. As of July 1, 2004, we had five theatres with 79 screens under construction in the United States. Since April 1995, we have added 2,359 screens in high performing state-of-the-art theatres.

        We believe that a major factor that has contributed to our overall theatre portfolio quality has been our proactive efforts to close older, underperforming theatres. Since fiscal 1995, our last fiscal year before the first megaplex theatre opened, we have disposed of 1,221 screens. In order to maintain a modern, high quality theatre circuit, we will continue to evaluate our theatre portfolio and, where appropriate, dispose of theatres through closures, lease terminations, lease buyouts, sales or subleases. We have identified 19 underperforming multiplex theatres with 162 screens that we may close over the next one to three years due to expiration of leases or early lease terminations.

        There are approximately 600 theatrical exhibitors in North America, and the top five exhibitors account for approximately 50% of the industry's screens. This statistic is up from 31% in 1999 and evidences that the theatrical exhibition business in North America has been consolidating. We played a key role in this consolidation process in 2002, 2003 and 2004 by acquiring three domestic theatre operators with a total of 757 screens.

        Enhancing and Extending Our Business and Brands.    We believe there are opportunities to increase our core and ancillary revenues and build brand equity through enhancements of our business, new product offerings and strategic marketing. For example:

  •
  we provide on-screen advertising and lobby marketing to over 7,500 screens through our wholly-owned subsidiary, National Cinema Network, Inc., or NCN, one of the nation's leading cinema advertising companies;

  •
  our MovieWatcher® frequent moviegoer loyalty program is the largest program in the industry with over 3.5 million members;

  •
  we are a founding partner and own approximately 27% of MovieTickets.com, an Internet ticketing venture representing over 7,000 screens, including our own;

  •
  we are currently installing into our theatres (approximately 2,500 screens) The Digital Theatre Distribution System, a digital projection technology developed by NCN that streamlines the delivery of in theatre advertising and is also suitable for alternative content;

  •
  during fiscal 2003, we introduced the AMC Entertainment Card, the first stored value gift card sold circuit wide in our industry. Through several marketing alliances, the card is also sold at over 5,000 retail outlets throughout North America; and

  •
  we recently introduced Clip Gummi Stars™, the industry's first wide-scale, privately labeled candy, in our U.S. theatres. The introduction of Clip Gummi Stars™ is part of our overall brand strategy to extend our powerful name and guest loyalty to other products and programs, both inside and outside our theatres.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        North American film distributors typically establish geographic film licensing zones and generally allocate available film to one theatre within that zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. In film zones where there is competition, a distributor generally will allocate its films among the exhibitors in the zone. As of April 1, 2004, approximately 82% of our screens in the United States were located in non-competitive film zones.

        Licenses that we enter into typically state that rental fees are based on either firm terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under a firm terms formula, we pay the distributor a specified percentage of box office receipts, with the percentages declining over the term of the run. Firm term film rental fees are generally the greater of (i) 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks versus (ii) a specified percentage (i.e. 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses (commonly known as a 90-10 clause). The settlement process allows for negotiation based upon how a film actually performs. A firm term agreement could result in lower than anticipated film rent percentage if the film outperforms expectations, especially in regards to length of run, and, conversely, there is a downside risk when the film underperforms.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Buena Vista Pictures (Disney), Paramount Pictures, Universal Pictures, Warner Bros. Distribution, New Line Cinema, SONY Pictures Releasing, Miramax, MGM, Twentieth Century Fox and DreamWorks. Films licensed from these distributors accounted for approximately 92% of our North American admissions revenues during fiscal 2004. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 2004, no single distributor accounted for more than 6% of the motion pictures that we licensed or for more than 15% of our box office admissions.

        During the period from 1990 to 2003, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 490 in 1998, according to the Motion Picture Association of America. During 2003, 459 first-run motion pictures were released by distributors in the United States.

Concessions

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs and other products. Different varieties of candy and soft drinks are offered at our theatres based on preferences in that particular geographic region. We have also implemented "combo-meals" for patrons which offer a pre-selected assortment of concessions products and offer co-branded and private label products that are unique to us.

        Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency. We design our megaplex theatres to have more concessions capacity to make it easier to serve larger numbers of customers. In addition, our megaplexes generally feature the "pass-through" concept, which enables the concessionist serving patrons to simply sell concessions items instead of also preparing them, thus providing more rapid service to customers. Strategic placement of large concessions stands within theatres heightens their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands.

        We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

Theatre Management and Support

        We use a centralized structure for policy development, strategic planning, asset management, marketing, human resources, finance, accounting and information systems. These systems are managed at our corporate office located in Kansas City, Missouri. All U.S. film licensing activity occurs in Woodland Hills, California.

        We staff our theatres with personnel capable of making day-to-day operating decisions. A portion of management's compensation at each theatre is linked to the operating results of that theatre. All theatre level personnel complete formal training programs to maximize both customer service and the efficiency of our operations. Theatre managers receive market-based training within their first 18 months with us which focuses on operations administration, marketing and information systems interpretation.

        Theatre staffing varies depending on the size and configuration of the theatre and levels of attendance. For example, a typical 10-screen movie theatre may have four managers with 50 associates while a megaplex theatre may have eight managers and 125 associates. We are committed to developing the strongest possible management teams and seek college graduates for career management positions.

Employees

        As of April 1, 2004, we had approximately 1,200 full-time and 16,000 part-time employees. Approximately 1.5% of our part-time employees were minors that were paid the minimum wage.

        Fewer than 2% of our employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators (and affiliated local unions). We believe that our relationship with this union is satisfactory.

Theatrical Exhibition Industry and Competition

        Motion picture theatres are the primary initial distribution channel for new motion picture releases and we believe that the theatrical success of a motion picture is often the most important factor in establishing its value in the DVD/videocassette, cable television and other ancillary markets. We believe that the emergence of alternative motion picture distribution channels has not adversely affected attendance at theatres and that these distribution channels do not provide an experience comparable to the out-of-home entertainment experience offered by moviegoing. We believe that the public will continue to recognize the value of viewing a movie on a large screen with superior audio and visual quality, while enjoying a variety of concessions and sharing the experience with a larger audience.

        Moviegoing has demonstrated steady growth, with North American box office revenues increasing by a 6% CAGR over the last 30 years. Since the introduction of the megaplex in 1995, these positive growth trends have become more pronounced, with box office revenues growing by a 7% CAGR from 1995 to 2003. In 2003, industry box office revenues were $9.5 billion, a decrease of less than 1% from the prior year, and attendance was 1.57 billion, a decrease of 4% from the prior year but the second highest attendance level in 44 years.

        As a result of the economic appeal of megaplex theatres and exhibitors' development of new megaplexes without a corresponding closure of older multiplexes, from 1995 to 1999 the industry's indoor screen count grew by a CAGR of 8%, from 27,000 to 36,500 screens. However, attendance per screen declined during this period by a CAGR of 4%. We believe that this decline reflects the industry's excess screen capacity, in which older multiplexes or less competitively positioned theatres were effectively rendered obsolete by newer megaplexes, resulting in declining profitability.

        In 2003, there were approximately 1,300 fewer screens than in 1999, as many of our competitors closed older multiplexes. As a result, from 1999 to 2003 the industry's screen count decreased by a CAGR of 1% and attendance per screen increased during this period by a CAGR of 1%.

        The following table represents information about the exhibition industry obtained from the National Association of Theatre Owners and Motion Picture Association 2003 MPA Market Statistics.

Year	Box Office Revenues (In millions)	Attendance (In millions)	Average Ticket Price	Number of Theaters	Indoor Screens
2003	$9,488	1,574	$6.03	5,659	35,139
2002	9,520	1,639	5.80	5,712	35,170
2001	8,413	1,487	5.65	5,813	34,490
2000	7,661	1,421	5.39	6,571	35,597
1999	7,448	1,465	5.06	7,031	36,448
1998	6,949	1,481	4.69	6,894	33,418
1997	6,365	1,388	4.59	6,903	31,050
1996	5,911	1,339	4.42	7,215	28,905
1995	5,493	1,263	4.35	7,151	26,995

        There are approximately 600 companies competing in the North American theatrical exhibition industry, approximately 300 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on information obtained from the National Association of Theatre Owners 2003-04 Encyclopedia of Exhibition, we believe that the ten largest exhibitors (in terms of number of screens) operated approximately 62% of the indoor screens in 2003.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, there are few barriers preventing another company from opening a theatre near one of our theatres, which may adversely effect operations at our theatre.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

Regulatory Environment

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"). Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Although we believe that our theatres are in substantial compliance with the ADA, in January 1999, the Civil Rights Division of the Department of Justice filed suit against us alleging that certain of our theatres with stadium-style seating violate the ADA. See "Legal Proceedings."

        As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal. We believe our theatres are in material compliance with such requirements.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business can be seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

Legal Proceedings

        Jose Vargas and Maria Victoria Vargas v. R.K. Butler and EPT DOWNREIT II and American Multi-Cinema, Inc. d/b/a AMC Theatres Studio 30 and Houston Police Department (No. 2003 - 61045 filed in the District Court of Harris County, Texas). On November 3, 2003, Jose Vargas and Maria Victoria Vargas as beneficiaries of Jose Vargas, Jr. filed a wrongful death action seeking damages related to the death of their minor son. The case arises from a shooting death that occurred approximately one and a half blocks away from the premises of the AMC Studio 30 in Houston, Texas on October 31, 2003. The Vargas youth was shot by a Houston Police officer who was working as an off-duty security officer at the AMC Studio 30. The Vargas youth had been driving around the AMC parking lot with friends in an automobile prior to the shooting. The plaintiffs are seeking unspecified damages on a variety of legal theories.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99-01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that our stadium-style theatres violate the ADA and related regulations. The Department alleges that we have failed to provide persons in wheelchairs seating arrangements with lines of sight comparable to the general public. The Department alleges various non-line of sight violations as well. The Department seeks declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        On November 20, 2002, the trial court entered summary judgment in favor of the Department on the line of sight aspects of the case. The trial court ruled that wheelchair spaces located solely on the sloped floor portion of the stadium-style auditoriums fail to provide lines of sight comparable to the general public. The trial court did not address specific changes that might be required of our existing stadium-style auditoriums, holding that per se rules are simply not possible because the requirements of comparable lines of sight will vary based on theatre layout. We filed a request for interlocutory appeal on January 23, 2003. The trial court denied our request but postponed any further line of sight proceedings pending the Ninth Circuit Court of Appeals' ruling in a case with similar facts and issues, Oregon Paralyzed Veterans of America v. Regal Cinemas, Inc. In Regal, the Oregon District Court held that the exhibitor had provided comparable lines of sight to its wheelchair-bound patrons. On August 13, 2003, the Ninth Circuit Court of Appeals reversed the decision of the Oregon District Court. However, the Ninth Circuit has stayed its decision in the case against us pending Regal's petition for certiorari to the United States Supreme Court. On June 28, 2004, the Supreme Court denied certiorari in the Regal case. Accordingly, we have begun settlement discussions with the Department, and the trial court in our case has scheduled a status conference for November 15, 2004.

        On January 21, 2003, the trial court entered summary judgment in favor of the Department on non-line of sight aspects of the case, which involve such matters as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. In its non-line of sight decision, the trial court concluded that we have violated numerous sections of the ADA and engaged in a pattern and practice of violating the ADA.

        On December 5, 2003 a consent order and final judgment on non-line of sight issues was entered by the U.S. District Court for the Central District of California. The consent order and final judgment resolves matters regarding the non-line of sight aspects of the case. Under the terms of the consent order and final judgment, we have agreed to remedy certain violations at twelve of our stadium-style theatres surveyed by the Department. Additionally, we have agreed to survey and make similar improvements at 101 stadium-style theatres across the country and at certain theatres we may open or acquire in the future. We estimate that the cost of these betterments will be $21.0 million, which is expected to be incurred over the term of the consent order of five years. The estimate is based on the improvements at the twelve theatres surveyed by the Department. The actual cost of betterments may vary based on the results of surveys of the remaining theatres.

        New Jersey Rear-Window Captioning.    On June 18, 2004, we received a letter from the Attorney General of the State of New Jersey regarding an investigation by the New Jersey Civil Rights Division on rear-window captioning, which captioning enables the deaf and hard of hearing to enjoy films. The Civil Rights Division believes that the absence of rear-window captioning in our New Jersey theatres violates New Jersey's Law Against Discrimination. We have agreed in principal with the New Jersey Attorney General to add rear-window captioning Systems to five theatres in New Jersey at a total cost of approximately $110,000 to settle this dispute.

        Litigation Related to the Merger.    On July 22, 2004, two lawsuits purporting to be class actions were filed in the Chancery Court of the State of Delaware, one naming Apollo Management, L.P., us and our directors as defendants and the other naming such parties as well as Marquee Holdings Inc. as defendants. On July 23, 2004, three lawsuits purporting to be class actions were filed in the Circuit Court of Jackson County, Missouri, each naming us and our directors as defendants. The complaints generally allege the defendant individuals breached their fiduciary duties by agreeing to the merger between us and Marquee Inc., that the transaction is unfair to our minority shareholders, that the merger consideration is inadequate and that the defendants pursued their own interests at the expense of the shareholders. The lawsuits seek, among other things, to recover unspecified damages and costs and to enjoin or rescind the merger and related transactions. We believe these lawsuits are without merit and we do not expect such lawsuits to have a material adverse effect on us or the consummation of the merger.

        We cannot assure you that we will succeed in defending any claims, that judgment will not be entered against us with respect to any litigation or that reserves we may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against us is successful, we may be subject to significant damages awards.

        American Multi-Cinema, Inc. v. Midwest Drywall Company, Inc., Haskell Constructors, Ltd. et al. (Case No. 00CV84908, Circuit Court of Platte County, Missouri) and American Multi-Cinema, Inc. v.

Bovis Construction Corp. et al. (Civil Action No. 0207139, Court of Common Pleas of Bucks County, Pennsylvania). We are plaintiffs in these and related suits in which we seek to recover damages from the construction manager, the architect, certain fireproofing applicators and other parties to correct the defective application of certain fireproofing materials at 23 theatres. We currently estimate our claim for repair costs at these theatres will aggregate approximately $36.1 million, of which we have expended approximately $23.4 million through the end of fiscal 2004. The remainder is for projected costs of repairs yet to be performed. We also are seeking additional damages for lost profits, interest and legal and other expenses incurred.

        Certain parties to the Missouri litigation have filed counterclaims against us, including Ammon Painting Company, Inc., which asserts claims to recover monies for services provided in an amount not specified in the pleadings but which it has expressed in discovery to aggregate to approximately $950,000. We currently estimate that our claim against Ammon is for approximately $6.0 million. Based on presently available information, we do not believe such matters will have a material adverse effect on our results of operations, financial condition or liquidity. During the fifty-two weeks ended April 1, 2004, we received settlement payments of $925,000 related to two theatres from various parties in connection with this matter. On May 18, 2004, we received additional payments of $2,310,020 from various parties in connection with this matter.

        We are a party to various other legal proceedings in the ordinary course of business, none of which is expected to have a material adverse effect on us.

DESCRIPTION OF OTHER INDEBTEDNESS AND SERIES A
CONVERTIBLE PREFERRED STOCK

        The following is a summary of provisions relating to our indebtedness and Series A convertible preferred stock outstanding that are outstanding after the offering of the original notes on March 26, 2004 and after giving effect to the redemption of all our outstanding 2009 notes and approximately $83.4 million aggregate principal amount of our 2011 notes on March 25, 2004.

  Credit Facility

        On March 26, 2004, we entered into the Second Amended and Restated Credit Agreement (the "Credit Facility") with The Bank of Nova Scotia, Citicorp North America, Inc., General Electric Capital Corporation, Bank of America, N.A. and various other financial institutions. The Credit Facility replaced our previous Amended and Restated Credit Agreement dated as of April 10, 1997, which would have matured on April 10, 2004. On August 16, 2004, we entered into the First Amendment to the Credit Facility, which increased the Letter of Credit Commitment Amount (as defined in the Credit Facility) from $25,000,000 to $45,000,000. This increase did not effect the total commitment amount under the Credit Facility, which is currently $175,000,0000.

        Our Credit Facility permits borrowings at interest rates based on either the bank's base rate or LIBOR, plus applicable margins ranging from 1.0% to 2.0% on base rate loans and from 2.0% to 3.0% on LIBOR loans, and requires an annual commitment fee of 0.5% on the unused portion of the commitment. The Credit Facility matures on April 9, 2009. The total commitment under the Credit Facility is $175.0 million, but the Credit Facility contains covenants that limit our ability to incur debt (whether under the Credit Facility or from other sources). We currently have no outstanding loans under the Credit Facility but have issued $12.0 million in letters of credit, leaving borrowing capacity under the Credit Facility of approximately $163.0 million.

        The Credit Facility includes several financial covenants. We are required to maintain (i) a maximum net indebtedness to annualized EBITDA ratio as defined in the Credit Facility (generally, the ratio of the principal amount of outstanding indebtedness (less cash and equivalents) as of the last day of the most recent quarter to earnings for the most recent four quarters before interest, taxes, depreciation, amortization, any call premium (or original issue discount) expenses and other noncash charges, theatre closing or disposition costs, theatre opening costs, and gains or losses from asset sales, and including an adjustment for any permanently closed, disposed of or acquired theatre on a pro forma basis as if such closure, disposition or acquisition occurred on the first day of the calculation period), of 4.0 to 1, (ii) a minimum interest coverage ratio, as defined in the Credit Facility (generally, the ratio of annualized EBITDA for the most recent four quarters to consolidated interest expense for such period of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to annualized EBITDA for the most recent four quarters, as defined in the Credit Facility, of 2.75 to 1. The Credit Facility also generally imposes limitations on investments, the incurrence of additional indebtedness, creation of liens, changes of control, transactions with affiliates, dividends, repurchase of capital stock or subordinated debt, mergers, investments, guarantees, asset sales and business activities.

        Covenants under the Credit Facility limit our ability to incur additional debt. However, the Credit Facility allows us to incur any amount of debt that qualifies as subordinated debt thereunder, and also permits $125.0 million of new debt plus capital lease obligations, subject to meeting our financial covenants.

        Each of our domestic significant subsidiaries (American Multi-Cinema, Inc., AMC-GCT, Inc. and AMC Entertainment International, Inc.) has guaranteed the Credit Facility. The Credit Facility is secured by substantially all of the tangible and intangible personal property located in the United States that we or such significant subsidiaries own, which includes all the outstanding stock of American Multi-Cinema, Inc., AMC-GCT, Inc. and AMC Entertainment International, Inc., as well as accounts, deposit accounts, general intangibles (including patents, trademarks and other intellectual property), commercial tort claims, goods and instruments, among other types of personal property.

        Amounts outstanding under the Credit Facility may become payable prior to the maturity date in part, upon the occurrence of certain asset sales, or in whole upon the occurrence of specified events of default. In addition to the non-payment or non-performance of covenants, among other matters an event of default will occur upon (i) the acceleration of the maturity or redemption of other indebtedness or preferred stock exceeding $5 million, (ii) the occurrence of any default which enables holders of any preferred stock to appoint additional members to the board and (iii) the occurrence of a change in control, as defined in the Credit Facility.

        Upon the consummation of the merger and related transactions, we intend to enter into a second amendment to the Credit Facility, which may be used to, among other things, finance up to $20,000,000 of fees and expenses on the closing date of the merger. In the event that we are unable to obtain the lender consents necessary to amend the Credit Facility, JPMorgan Chase Bank or affiliates thereof and Citicorp North America, Inc. have agreed subject to customary conditions, to underwrite a new credit facility on substantially the same terms (including definitions) as would have been contained in the second amendment to the Credit Facility, as described herein.

        The second amendment to the Credit Facility will permit borrowings at interest rates based on either the bank's base rate or LIBOR, plus applicable margins ranging from 1.0% to 2.0% on base rate loans and from 2.0% to 3.0% on LIBOR loans, and will require an annual commitment fee of 0.5% on the unused portion of the commitment. The second amendment to the Credit Facility will mature on April 9, 2009. The total commitment under the second amendment to the Credit Facility will be $175.0 million, but the second amendment to the Credit Facility will contain covenants that limit our ability to incur debt (whether under the second amendment to the Credit Facility or from other sources).

        The second amendment to the Credit Facility will include several financial covenants including (i) a maximum net indebtedness to Annualized EBITDA ratio (as defined in the Credit Facility) (generally, the ratio of the principal amount of outstanding indebtedness (less cash and equivalents) as of the last day of the most recent quarter to earnings for the most recent four quarters before interest, taxes, depreciation, amortization, any call premium (or original issue discount) expenses and other noncash charges, theatre closing or disposition costs, theatre opening costs, and gains or losses from asset sales, and including an adjustment for any permanently closed, disposed of or acquired theatre on a pro forma basis as if such closure, disposition or acquisition occurred on the first day of the calculation period), of Holdings of 5.75 to 1 except that expenses incurred in connection with the merger and related transactions shall be excluded and there may be certain step-downs of the ratio as may be agreed, (ii) a minimum cash interest coverage ratio, as defined in the Credit Facility except that expenses incurred in connection with the merger and related transactions shall be excluded (generally, the ratio of Annualized EBITDA for the most recent four quarters to consolidated interest expense for such period, of AMCE of 1.75 to 1, and (iii) a ratio of maximum net senior indebtedness to Annualized EBITDA, as defined in the Credit Facility except that expenses incurred in connection with the merger and related transactions shall be excluded for the most recent four quarters, as defined in the second amendment to the Credit Facility, of 3.5 to 1. The amended credit facility will also generally impose limitations on investments, the incurrence of additional indebtedness, creation of liens, changes of control, transactions with affiliates, restricted payments, dividends, repurchase of capital stock or subordinated debt, mergers, investments, guarantees, asset sales and business activities.

        We anticipate that the second amendment to the Credit Facility will define Annualized EBITDA for the Borrower and its consolidated subsidiaries as the Annualized EBITDA adjusted such that Annualized EBITDA that is attributable to a particular theatre or a particular screen which was permanently closed for business or disposed of for a fiscal quarter or any acquired business or particular theatre is determined on a pro forma basis as if such closure, disposition or acquisition had occurred on the first day of the most recently completed period of four fiscal quarters. Annualized EBITDA will be defined in the amended and restated credit agreement as consolidated net income increased by the sum of all income taxes paid or accrued in accordance with U.S. GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses), consolidated interest expense, depreciation expense, amortization expense, any call premium (or original issue discount) expenses (cash and non-cash) associated with the call or open market repurchases of subordinated debt and any other non-cash charges.

        The second amendment to the Credit Facility will allow us to incur debt that qualifies as subordinated debt thereunder, and also permit $125.0 million of new debt plus capital lease obligations, subject to meeting our financial covenants.

        Certain of our domestic wholly-owned subsidiaries will guarantee the second amendment to the Credit Facility. The second amendment to the Credit Facility will be secured by a pledge of the capital stock of AMCE by Holdings and substantially all of the tangible and intangible personal property located in the United States that we or such subsidiaries own, which includes all the outstanding stock of American Multi-Cinema, Inc., AMC-GCT, Inc., AMC Entertainment International, Inc. and National Cinema Network, Inc., as well as accounts, deposit accounts, general intangibles (including patents, trademarks and other intellectual property), commercial tort claims, goods and instruments, among other types of personal property.

        Amounts outstanding under the second amendment to the Credit Facility may become payable prior to the maturity date in part upon the occurrence of certain asset sales, or in whole upon the occurrence of specified events of default. In addition to the non-payment of amounts due to lenders or non-performance of covenants, among other matters an event of default will occur upon (i) the failure to pay other indebtedness, or the acceleration of the maturity or redemption of other indebtedness or preferred stock, in either case exceeding $5.0 million, (ii) the occurrence of any default which enables holders of any preferred stock to appoint additional members to the board and the occurrence of a change in control, as defined in the second amendment to the Credit Facility, and (iii) any default under the terms applicable to any of our leases with aggregate remaining lease payments exceeding $13.0 million which results in the loss of use of the property subject to such lease or any default (that is not cured or waived or if cured or waived involved the payment of an amount in excess of $13.0 million) under the terms applicable to any such leases with aggregate remaining lease payments exceeding $50.0 million.

  9 1/2 Senior Subordinated Notes Due 2011 and 9 7/8% Senior Subordinated Notes Due 2012

        On January 27, 1999, we sold $225 million aggregate principal amount of our 2011 notes. Net proceeds from the issuance of the 2011 notes (approximately $219 million) were used to reduce borrowings under our old senior unsecured credit facility. The 2011 notes bear interest at the rate of 9 1/2% per annum, payable in February and August of each year. The 2011 notes are redeemable at our option, in whole or in part, at any time on or after February 1, 2004 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2007, plus in each case interest accrued to the redemption date. The 2011 notes are unsecured and are subordinated to all our existing and future senior indebtedness (as defined in the note indenture for the 2011 notes).

        On January 16, 2002, we sold $175.0 million aggregate principal amount of 9 7/8% senior subordinated notes due 2012. Net proceeds from the issuance of the 2012 notes (approximately $168.0 million) were used to reduce borrowings under our old senior unsecured credit facility, for the acquisition of GC Companies, and for general corporate purposes. The 2012 notes bear interest at the rate of 9 7/8% per annum, payable in February and August of each year. The 2012 notes are redeemable at our option, in whole or in part, at any time on or after February 1, 2007 at 104.938% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2010, plus in each case interest accrued to the redemption date. The 2012 notes are unsecured and are subordinated to all our existing and future senior indebtedness (as defined in the indenture for the 2012 notes).

        The indentures relating to the 2011 notes and 2012 notes allow us to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the old senior unsecured credit facility. The indentures also allow us to incur additional debt as long as we can satisfy the coverage ratio of each indenture, both at the time of the event (under the indenture for the 2011 notes) and after giving effect thereto on a pro forma basis (under each of the indentures for the 2011 notes and the 2012 notes).

        The indentures relating to the 2011 notes and 2012 notes also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require us to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the indentures. The covenant limitations in the indentures are subject to a number of important qualifications. The note indentures do not impose any limitation on the incurrence by us of liabilities that are not considered "indebtedness" under the note indentures, such as certain sale/leaseback transactions; nor do the note indentures impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined in the note indentures). Furthermore, we are not restricted from making advances to, or investing in, other entities (including unaffiliated entities) and our subsidiaries are not restricted from entering into agreements restricting their ability to pay dividends or otherwise transfer funds to us. If the 2011 notes attain "investment grade status" (as defined in the indenture governing the 2011 notes), the covenants in such indenture limiting our ability to incur indebtedness, pay dividends, acquire stock or engage in transactions with affiliates will cease to apply.

        The indentures relating to the 2011 notes and 2012 notes also contain provisions subordinating our obligations under the notes to our obligations under the old senior unsecured credit facility and other senior indebtedness. These include a provision that applies if there is a payment default under the old senior unsecured credit facility or other senior indebtedness and one that applies if there is a non-payment default that permits acceleration of indebtedness under the old senior unsecured credit facility. If there is a payment default under the old senior unsecured credit facility or other senior indebtedness, generally no payment may be made on the 2011 notes or the 2012 notes until such payment default has been cured or waived or such senior indebtedness had been discharged or paid in full. If there is a non-payment default under the old senior unsecured credit facility or with respect to designated senior indebtedness (as defined), if any, that would permit the lenders to accelerate the maturity date of the old senior unsecured credit facility or any such designated senior indebtedness, no payment may be made on the notes for a period (a "payment blockage period") commencing upon the receipt by the indenture trustees for the notes of notice of such default and ending up to 179 days thereafter. Not more than one payment blockage period may be commenced during any period of 365 consecutive days. Our failure to make payment on either series of notes when due or within any applicable grace period, whether or not occurring under a payment blockage period, will be an event of default with respect to such notes.

Marquee Inc.'s Senior Notes due 2012 and Senior Floating Rate Notes due 2010 and Marquee Holdings Inc.'s Senior Discount Notes due 2014

        As noted elsewhere in this prospectus, on July 22, 2004, we entered into a definitive merger agreement pursuant to which we will be acquired by Marquee Holdings Inc. ("Holdings"), an investment vehicle owned by J.P. Morgan Partners (BHCA) L.P. and certain other affiliated funds of J.P. Morgan Partners (collectively, "JPMP") and Apollo Investment Fund V, L.P. and other funds managed by Apollo Management, L.P. (collectively, "Apollo"). After the merger, the Company will be wholly owned by Holdings. JPMP and Apollo will own substantially all of the outstanding stock of Holdings following the transaction. The total value of the transaction on July 1, 2004 is approximately $2.0 billion (approximately $1.67 billion in equity and the assumption of $748 million in debt less $399 million in cash and equivalents). The merger agreement and related equity and debt commitment letters concerning the financing required for the transaction have been previously filed with our report on Form 8-K filed on July 23, 2004.

        The transaction is subject to certain terms and conditions customary for transactions of this type, including receipt of shareholder and regulatory approvals and the completion of financing. The parties currently anticipate consummating the transaction early in the fourth calendar quarter of 2004. Upon completion of the transaction, we will become a privately held company and our common stock will no longer be traded on the American Stock Exchange.

        Under the terms of the merger agreement if the merger agreement is terminated for any reason therein provided other than by reason of (i) a breach by Holdings or its merger subsidiary or (ii) except as provided below, the failure to obtain stockholder approval at a meeting of our stockholders called to consider the merger at which a vote on the merger is taken, we will be obligated to pay Holdings $10 million to cover its expenses and up to $11.25 million to cover the expenses of the lenders who have entered into commitments with respect to financing the transaction. Notwithstanding that our stockholders do not approve the merger at a meeting called to consider the same at which a vote on the merger is taken, we will have to pay such amounts if either (x) certain other acquisition transactions occur before the stockholders' meeting or (y) an acquisition proposal is publicly announced and not withdrawn prior to the vote at the stockholders' meeting and we recommend, enter into an agreement with respect to or consummate certain acquisition transactions relating to such acquisition proposal within nine months of such termination.

        To effect the merger, we anticipate that we will be required to use existing cash and incur $455,000,000 in new debt, including $250,000,000 of 8 5/8% senior unsecured fixed rate notes due 2012 ("merger notes due 2012") and $205,000,000 of senior unsecured floating rate notes due 2010 ("floating notes due 2010") (which bear interest at a rate of 5.91% per annum for the quarterly period ending November 14, 2004). In addition, we expect Holdings will contribute approximately $953,897,000 to us, including net proceeds from its issue of $169,917,760 of its 12% senior unsecured discount notes due 2014 (the "discount notes due 2014"). None of such notes referred to have been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. Such senior unsecured notes were previously issued by Holdings and a subsidiary of Holdings, Marquee Inc., and the proceeds thereof placed in escrow pending satisfaction of the other conditions to and consummation of, the merger. In addition, we provided a letter of credit to cover interest on such notes until the earlier of consummation of the merger or January 31, 2005 (with any interest earned on the escrowed funds being released to us following release of the escrowed funds). If the merger is not consummated upon the earlier to occur of (1) January 31, 2005 or (2) the date of the termination of the merger agreement, the issuer of these notes will be required to redeem all of the outstanding notes at a redemption price in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

        As noted above, in connection with the merger, on August 18, 2004, Holdings' subsidiary issued $250,000,000 aggregate principal amount of its merger notes due 2012 and upon consummation of the merger, the merger notes due 2012 will become our obligations. The merger notes due 2012 bear interest at the rate of 8 5/8% per annum, payable on February 15 and August 15 of each year, commencing February 15, 2005. The merger notes due 2012 are redeemable at the option of the issuer, in whole or in part, at any time on or after August 15, 2008 at 104.313% of the principal amount thereof, declining ratably to 100.000% of the principal amount thereof on or after August 15, 2010.

        Also in connection with the merger on August 18, 2004, Holdings' subsidiary issued $205,000,000 aggregate principal amount of its floating notes due 2010 and upon consummation of the merger, the floating notes due 2010 become our obligations. The floating notes due 2010 bear interest at a rate of 4 1/4% plus the three-month LIBOR interest rate (the interest rate on the floating notes due 2010 is 5.91% per annum for the quarterly period ending November 14, 2004), and the interest rate is reset at the beginning of each quarter thereafter. The floating notes due 2010 are redeemable at the option of the issuer, in whole or in part, on or after August 15, 2006 at 103.00% of the principal amount thereof, declining ratably to 100.00% of the principal amount thereof on or after August 15, 2009.

        The merger notes due 2012 and the floating notes due 2010 will require that we make an offer to repurchase each holder's notes at a price equal to 101% thereof, upon a change of control (as defined in the indenture). Following consummation of the merger, the merger notes due 2012 and the floating notes due 2010 will rank senior in right of payment to any of our existing and future subordinated indebtedness, will rank equally in right of payment with any of our existing and future senior indebtedness and will be effectively subordinated in right of payment to any of our secured indebtedness. The merger notes due 2012 and the floating notes due 2010 will be guaranteed on a joint and several, senior unsecured basis by each of our existing and future wholly-owned subsidiaries that is a guarantor or direct borrower under our other indebtedness. In connection with the merger and related transactions, all our existing and future wholly-owned domestic subsidiaries that guarantee our Credit Facility will guarantee our notes due 2014, our notes due 2012 and our notes due 2011 on a senior subordinated basis.

        The indentures governing the merger notes due 2012 and the floating notes due 2010 contain covenants that, among other things, will restrict our ability and the ability of our subsidiaries (other than unrestricted subsidiaries) to incur additional indebtedness, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, incur liens, enter into transactions between affiliates or consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between one or more of our wholly-owned subsidiaries and us.

        Also in connection with the merger, on August 18, 2004, Holdings issued $304,000,000 aggregate principal amount of its discount notes due 2014 for gross proceeds of $169,917,760 and will contribute the net proceeds to us to fund a portion of the merger. Prior to August 15, 2009, unless Holdings elects to pay cash interest, the interest on the notes will accrete from the date of issuance until August 15, 2009, compounded semiannually. Thereafter, interest on the discount notes due 2014 will accrue and be payable in cash semiannually on each February 15 and August 15, commencing on February 15, 2010, at a rate of 12% per annum. On any interest payment date prior to February 15, 2010, Holdings may elect to commence paying cash interest in which case Holdings will be obligated to pay cash interest on each subsequent interest payment date, the discount notes due 2014 will cease to accrete after such interest payment date and the outstanding principal amount at the maturity of each note will be equal to the accreted value of such notes as of such interest payment date. Holdings may redeem some or all of the discount notes due 2014 on or after August 15, 2009 at 106.000% of the principal amount at maturity thereof, declining ratably to 100.000% of the principal amount at maturity thereof on or after August 15, 2012. Upon a change in control (as defined in the indenture), Holdings will be required to make an offer to repurchase each holder's notes at a price equal to 101% of the accreted value thereof plus accrued and unpaid interest, if any, to the date of repurchase. The discount notes due 2014 rank senior in right of payment to all existing and future subordinated indebtedness of Holdings, rank equally in right of payment with all existing and future senior indebtedness of Holdings and are effectively subordinated in right of payment to any secured indebtedness of Holdings, including Holdings' guarantee of indebtedness under the amended credit facility, to the extent of the value of the assets securing such indebtedness, and all liabilities and preferred stock of each of Holdings' subsidiaries.

        The indenture governing the discount notes due 2014 contains covenants that, among other things, restrict Holdings' ability and the ability of its subsidiaries to incur additional indebtedness, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, incur liens, enter into transactions with affiliates or consolidate, merge or sell all or substantially all of Holdings' assets, other than in certain transactions between one or more of its wholly-owned subsidiaries and Holdings.

        Holdings is a holding company with no operations of its own and has no ability to service interest or principal on the Holdco Notes other than through any dividends it may receive from us. We will be restricted, in certain circumstances, from paying dividends to Holdings by the terms of the indentures governing the merger notes due 2012, floating notes due 2010, our 2011 notes, our 2014 notes and our Credit Facility. We have not guaranteed the indebtedness of Holdings nor pledged any of our assets as collateral to secure Holdings' indebtedness.

        The merger will constitute a "change of control" under our 2011 Notes, which will allow the holders of those notes to require us to repurchase their notes at 101% of their aggregate principal amount plus accrued and unpaid interest to the date of purchase. We have obtained a financing commitment, subject to customary conditions, from JPMorgan Chase Bank or affiliates thereof and Citicorp North America, Inc. (the "Lenders") in the amount of $220,000,000 to finance any such repurchase. The maturity date of the financing commitment would be eight years from the issuance date of the notes. The terms of a financing pursuant to the financing commitment would contain customary restrictions, including limiting our ability to incur indebtedness or liens, pay dividends, redeem capital stock, make certain investments and sell substantially all of our and our subsidiaries' assets. We would be required to redeem the debt under the financing commitment from the net proceeds of the sale of any assets outside the ordinary course of business, the incurrence of any debt (other than debt permitted under our Credit Facility), which may be secured, and the issuance of any equity, subject to customary exceptions and thresholds. We would be able, at our option, to repay any outstanding loans under the financing commitment at any time at the principal amount thereof plus accrued and unpaid interest.

  Series A Convertible Preferred Stock

        We are authorized to issue an aggregate of 10,000,000 shares of preferred stock, par value 66 2/3¢ per share. Pursuant to a certificate of designations, 2,000,000 shares have been designated as Series A convertible preferred stock, and 2,000,000 shares have been designated as Series B exchangeable preferred stock. We refer to our Series A convertible preferred stock and our Series B exchangeable preferred stock collectively as our "preferred stock," although (as discussed below) no shares of Series B exchangeable preferred stock are currently outstanding.

        On April 19, 2001 we entered into an investment agreement and certain related agreements, including a standstill agreement with the Apollo Purchasers. Pursuant to the investment agreement, we sold the Apollo Purchasers an aggregate of 92,000 shares of Series A convertible preferred stock and 158,000 shares of Series B exchangeable preferred stock. All outstanding Series B exchangeable preferred stock was subsequently exchanged for Series A convertible preferred stock, and as of July 1, 2004, there were 305,548 shares of Series A convertible preferred stock outstanding, which such shares were convertible into 42,733,986 shares of common stock. Of this amount, as of July 1, 2004, the Apollo Purchasers held 287,478 shares of Series A convertible preferred stock; these shares were convertible into 40,206,713 shares of common stock. As of such date, the Apollo Purchasers also held 166,258 shares of common stock. The standstill agreement, subject to certain exceptions, generally limits the ability of the Apollo Purchasers to acquire additional shares of our capital stock for a period ending April 19, 2006 and imposes other restrictions on them.

        Ranking.    Our Series A convertible preferred stock is senior to our common stock and Class B stock with respect to dividend rights and rights upon our liquidation, winding up or dissolution. In this regard, unless and until we pay full cumulative dividends on the Series A convertible preferred stock in respect of all past quarterly dividends, and the full amount of dividends on shares of Series A convertible preferred stock in respect of the current quarterly dividend have been paid or are contemporaneously declared and set aside, no cash dividends may be paid or declared on shares of common stock or Class B stock, and no shares of our common stock or Class B stock may be purchased by us.

        Preferred stock approval rights.    Pursuant to our agreements with the Apollo Purchasers, we may not take certain corporate actions without the prior consent of Apollo. We refer to these approval rights granted to Apollo as the "preferred stock approval rights." See "Risk Factors—We have significant stockholders with the ability to influence our actions" and Note 6 to our consolidated financial statements for the fiscal year ended April 3, 2003 and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" incorporated herein by reference. We have obtained the Apollo Purchasers' approval for the issuance of the notes in this offering.

        Voting rights.    Upon transfer of shares of Series A convertible preferred stock to a transferee that is not an affiliate of an Apollo Purchaser, the transferee holder of Series A convertible preferred stock is entitled to vote on an as-converted basis with the holders of our common stock and Class B stock on all matters except the election of directors and any matter reserved by law or our restated and amended certificate of incorporation for consideration exclusively by the holders of our common stock or Class B stock. Holders of the Series A convertible preferred stock also have the right to vote as a class on the creation, authorization or issuance of any class, series or shares of senior stock, parity stock or junior stock (if the junior stock may be redeemed at the option of the holders thereof prior to April 19, 2011) and on any adverse change to the preferences, rights and powers of the Series A convertible preferred stock.

        Under the certificate of designations for the preferred stock, so long as the Apollo Purchasers continue to possess preferred stock approval rights, the Apollo Purchasers will have the right to elect three directors to our board of directors. In the investment agreement, the Apollo Purchasers have agreed that for so long as they hold shares and the Apollo Purchasers have preferred stock approval rights, Apollo Investment Fund IV, L.P. and Apollo Investment Fund V, L.P. will be entitled to elect two of the three directors, with each being entitled to elect one of the two so long as it holds shares of preferred stock. The third director is to be elected collectively by all Apollo Purchasers voting together.

        If an event of default (as defined below) with respect to our preferred stock occurs and is not cured or waived within 45 days, then the holders of preferred stock will have the right to elect that number of our directors that, when added to those directors already elected by the holders of preferred stock, constitute a majority of the board of directors. An "event of default" is defined as (i) an event of default under our credit facility, the note indentures or with respect to any other indebtedness in excess of $10.0 million, (ii) our failure to pay cash dividends on the preferred stock when required under the terms thereof, or (iii) our violation of the provisions of the investment agreement relating to the preferred stock approval rights.

        Conversion rights.    Each share of Series A convertible preferred stock is convertible at the option of the holder at any time into shares of our common stock at a conversion price of $7.15 per share of common stock, subject to antidilution adjustment, with each share of Series A convertible preferred stock having a value equal to the Liquidation Preference (as defined below). Presently, each share of Series A convertible preferred stock is convertible into 139.86 shares of common stock. The conversion price and conversion rate are adjustable in connection with any reclassifications, reorganizations, consolidations, mergers, stock dividends, stock splits, combinations or similar transactions.

        The investment agreement and the standstill agreement between us and the initial Apollo Purchasers restrict the ability of the Apollo Purchasers to exercise Series A convertible preferred stock conversion rights until April 19, 2006, except in connection with a disposition of such shares in a transaction that complies with the restrictions contained in the standstill agreement.

        Preemptive rights.    Holders of Series A convertible preferred stock have no preemptive rights. However, so long as the Apollo Purchasers continue to possess preferred stock approval rights, we generally may not issue additional stock of any class without the approval of Apollo.

        Dividend rights of Series A convertible preferred stock.    Dividends on the Series A convertible preferred stock accumulate at an annual rate of 6.75% of the Liquidation Preference, as described below under "Liquidation Rights," and are payable when, as and if declared by our board of directors on the last day of each June, September, December and March, commencing June 30, 2001. Dividends are cumulative whether or not earned or declared. Until April 20, 2004, we must pay dividends on the Series A convertible preferred stock with additional shares of Series A convertible preferred stock. Between April 20, 2004 and April 19, 2008, we may pay dividends in either additional shares of Series A convertible preferred stock or cash, at our option. After April 19, 2008, we must pay dividends in cash, unless prohibited by the indenture governing our outstanding notes, in which case we may pay such dividends in additional shares of Series A convertible preferred stock. The number of additional shares of Series A convertible preferred stock that we must issue on any dividend payment date is determined by dividing the dollar amount of the cumulative dividends due and payable on the Series A convertible preferred stock on such date by the Liquidation Preference. See "—Liquidation Rights."

        If at any time we are unable to pay dividends on the Series A convertible preferred stock in cash and the accrual, declaration or payment of additional Series A convertible preferred stock dividends would result in a "change of control" under the indenture governing our 2011 notes, then we will pay dividends on the Series A convertible preferred stock in shares of our Series B exchangeable preferred stock. Any such shares of Series B exchangeable preferred stock automatically will be exchanged for an equal number of shares of Series A convertible preferred stock when and to the extent additional shares of Series A convertible preferred stock can be issued without resulting in a change in control.

        If a change of control (as defined below) under the terms of the preferred stock occurs prior to April 19, 2006, the holders of Series A convertible preferred stock are also entitled to a special dividend of shares of Series A convertible preferred stock equal to the dividends that they would have received from April 19, 2001 through April 19, 2006 (assuming compounding) less any regular dividends received through such date (the "Series A No-Call Period Dividend"). To the extent shares of Series A convertible preferred stock remain outstanding after a change of control, no regular dividends will be paid on such shares for the period commencing on the closing date of the transaction resulting in a change of control and extending through April 19, 2006. For purposes of our preferred stock, a "change of control" means (i) a merger, consolidation or similar company transaction after which holders of our stock before such transaction do not own at least 50% of the combined voting power of all shares generally entitled to vote in the election of directors of the surviving entity, (ii) the acquisition by any person or group (other than Apollo and its affiliates or the holders of our Class B stock (so long as neither Apollo and its affiliates nor such holders of Class B stock is part of a group as defined in Section 13(d) under the Exchange Act) on the initial issuance date of the preferred stock) of beneficial ownership of at least 50% of the combined voting power of our shares generally entitled to vote in the election of our board of directors, or (iii) the sale of all or substantially all of our assets or a similar transaction. In the determination of combined voting power in the election of directors, any calculation must take into account that our Class B stock has ten votes per share and our common stock has one vote per share.

        If we pay dividends in cash (or in the form of our notes) on the common stock in any fiscal period, the holders of Series A convertible preferred stock are entitled to receive dividends in cash (or our notes), on an as-converted basis, to the extent such dividends are greater than the Series A convertible preferred stock dividends otherwise payable in such fiscal period.

        Liquidation rights.    Upon our liquidation, each holder of Series A convertible preferred stock is entitled to receive an amount per share of Series A convertible preferred stock (the "Liquidation Payment") equal to the greater of (i) $1,000 plus all accrued and unpaid dividends as of the date of payment (the "Liquidation Preference") and (ii) the amount the holder would have received had the holder converted such share of Series A convertible preferred stock into common stock immediately prior to the event requiring the payment of such liquidation preference. The Liquidation Preference shall be adjusted for any stock split, reverse stock split, stock combination, reclassification or pursuant to any other adjustment with respect to the Series A convertible preferred stock. In the event of a liquidation, the Liquidation Payment must be made to holders of preferred stock before any payment or distribution may be made to holders of our common stock or Class B stock. For purposes of this paragraph, a liquidation means our liquidation, winding up or dissolution.

        Redemption rights—holder's optional redemption of Series A convertible preferred stock.    We must redeem Series A convertible preferred stock at the option of a holder at any time after April 19, 2011 for cash or our common stock, at our option, at a price equal to the Liquidation Preference. If we elect to use shares of common stock in such redemption, the common stock will be valued based upon their average closing price for the 20 trading days prior to determination, or, if not traded, by a nationally recognized investment bank, but in any event the common stock may not be valued at less than the conversion price then in effect.

        Our optional redemption of Series A convertible preferred stock.    We may redeem the Series A convertible preferred stock in whole and not in part at any time after April 19, 2006 for cash equal to the Liquidation Preference, provided that the average common stock closing price for the 20 trading days preceding the delivery by us of the notice of redemption exceeds 150% of the conversion price. The Series A convertible preferred stock may also be redeemed in whole and not in part by us at our option upon a change of control for cash equal to the Liquidation Preference; provided that if the change of control occurs prior to April 19, 2006, we must first pay the Series A No-Call Period Dividend. In any event, the Series A convertible preferred stock remains convertible and exchangeable until the redemption price is paid by us. There is no sinking fund for the Series A convertible preferred stock.

DESCRIPTION OF EXCHANGE NOTES

        The terms of the exchange notes to be issued in the exchange offer are identical in all respects to the terms of the original notes of the same series, except for the transfer restrictions and registration rights relating to the original notes. In the case of each series, any original notes that remain outstanding after the exchange offer, together with the exchange notes issued in the exchange offer, will be treated as a single class of securities for voting purposes under the applicable indenture under which they were issued. You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the words "Company" and "we" refer only to AMC Entertainment Inc. and not to any of its subsidiaries. References to the "notes" refer to the original and exchange notes.

        The Company issued the original notes, and will issue the exchange notes, under an indenture, dated as of February 24, 2004, among itself and HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA), as trustee. The Company issued the original notes in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

        The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available upon request to the Company at the address indicated under "Where You Can Find More Information About Us." Certain defined terms used in this description but not defined below under "Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Principal, Maturity and Interest

        The notes will mature on March 1, 2014. We will issue up to $300.0 million of exchange notes in exchange for original notes tendered now. We will issue notes only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000.

        Interest on the notes will accrue at a rate of 8% per annum and will be payable semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004. We will pay interest to those persons who were holders of record at the close of business on February 15 or August 15 next preceding the interest payment date.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subordination

        The notes will be:

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  senior subordinated, unsecured obligations of the Company; and

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  equal in ranking ("pari passu") in right of payment with the Company's 2011 notes, 2012 notes and all existing and future senior subordinated Indebtedness of the Company.

        The payment of all Obligations in respect of the notes will be subordinated, as set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness of the Company.

        In the event of any:

  •
  insolvency of or bankruptcy case or proceeding relating to the Company;

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  any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company or to its assets;

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  any liquidation, dissolution or other winding-up of the Company, whether voluntary or involuntary; or

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  any assignment for the benefit of creditors or other marshalling of assets or liabilities of the Company;

the holders of Senior Indebtedness will first be entitled to receive payment in full in cash or Cash Equivalents of all Senior Indebtedness, or provision shall be made for such payment in full in cash or Cash Equivalents to the satisfaction of the holders of Senior Indebtedness, before the Holders will be entitled to receive any payment or distribution of any kind or character from any source (other than any payment or distribution in the form of equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated as provided in the Indenture) (such equity securities or subordinated securities hereinafter being "Permitted Junior Securities") on account of all Obligations in respect of the notes or on account of the purchase, deposit for defeasance or redemption or other acquisition of notes.

        As of July 1, 2004, the total outstanding Senior Indebtedness and senior subordinated Indebtedness of the Company on a consolidated basis, excluding unused commitments made by lenders, was as follows:

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  $60.2 million approximate Senior Indebtedness of the Company (and the Company could have borrowed an additional $162.0 million under the Credit Facility which would have constituted Senior Indebtedness); and

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  $686.5 million approximate senior subordinated Indebtedness of the Company.

        In addition, the Company only has a stockholder's claim on the assets of its subsidiaries. This stockholder's claim is junior to the claims that creditors of the Company's subsidiaries have against those subsidiaries. Holders of the notes will only be creditors of the Company and not of its subsidiaries. As a result, all the existing and future liabilities of the Company's subsidiaries, including any claims of lessors under capital and operating leases, trade creditors and holders of preferred stock of the Company's subsidiaries, will be structurally senior to the notes.

        The total balance sheet liabilities of the Company's subsidiaries, as of July 1, 2004, excluding unused commitments made by lenders, was $541.2 million.

        The notes are obligations exclusively of the Company. All of the Company's operations are conducted through subsidiaries. Therefore, the Company's ability to service its Indebtedness, including the notes, is partially dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company's subsidiaries to pay dividends and make loans and advances to the Company.

        The notes are unsecured obligations of the Company. Secured Indebtedness of the Company will be effectively senior to the notes to the extent of the value of the assets securing such Indebtedness. As of July 1, 2004, the Company had $60.2 million of Secured Indebtedness, consisting of capital and financing lease obligations.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of any Obligation in respect of the notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of notes upon the occurrence of any default in payment (whether at stated maturity, upon scheduled installment, by acceleration or otherwise) of principal of, premium, if any, or interest in respect of any Senior Indebtedness beyond any applicable grace periods (a "Payment Default") until such Payment Default shall have been cured or waived or have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

        No payment (other than any payments made pursuant to the provisions described under "—Defeasance and Covenant Defeasance of the Indenture" from monies or U.S. Government Obligations previously deposited with the Trustee) or distribution of any assets of the Company of any kind or character from any source, whether in cash, property or securities (other than Permitted Junior Securities), may be made by the Company on account of any Obligation in respect of the notes or on account of the purchase, redemption, deposit for defeasance or other acquisition of notes for the period specified below ("Payment Blockage Period") upon the occurrence of any default with respect to any Designated Senior Indebtedness not covered by the immediately preceding paragraph pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and receipt by the Trustee of written notice thereof from the representatives of the holders of any Designated Senior Indebtedness.

        The Payment Blockage Period will commence upon the date of receipt by the Trustee of written notice from such representative and shall end on the earliest of:

        (1)   179 days thereafter (provided any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated, in which case the provisions of the second preceding paragraph shall apply);

        (2)   the date on which such Non-payment Default is cured, waived or ceases to exist;

        (3)   such Designated Senior Indebtedness has been discharged or paid in full in cash or Cash Equivalents; or

        (4)   such Payment Blockage Period shall have been terminated by written notice to the Trustee from the representative initiating such Payment Blockage Period;

after which the Company will resume making any and all required payments in respect of the notes, including any missed payments. In any event, not more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a subsequent Payment Blockage Period, unless such default has been cured or waived for a period of not less than 90 consecutive days.

        In the event that, notwithstanding the foregoing, the Trustee or any holder of the notes shall have received any payment prohibited by the foregoing, then such payment shall be paid over to the representatives of such Designated Senior Indebtedness initiating the Payment Blockage Period, to be held in trust for distribution to the holders of Senior Indebtedness or, to the extent amounts are not then due in respect of Senior Indebtedness, prompt return to the Company, or otherwise as a court of competent jurisdiction shall direct.

        Failure by the Company to make any required payment in respect of the notes when due or within any applicable grace period, whether or not occurring during a Payment Blockage Period, will result in an Event of Default and, thereafter, holders will have the right to require repayment of the notes in full. See "—Events of Default."

        By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of the Company, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and assets which would otherwise be available to pay obligations in respect of the notes will be available only after all Senior Indebtedness has been paid in full in cash or Cash Equivalents, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes.

        "Senior Indebtedness" means:

        (1)   all Obligations of the Company, now or hereafter existing, under or in respect of the Credit Facility; and

        (2)   the principal of, premium, if any, and interest on all other Indebtedness of the Company (other than the notes, the 2011 notes and the 2012 notes), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the notes.

        Notwithstanding the foregoing, "Senior Indebtedness" shall not include:

        (1)   Indebtedness evidenced by the notes;

        (2)   Indebtedness of the Company that is expressly subordinated in right of payment to any Senior Indebtedness of the Company, the notes or the Indebtedness evidenced by the 2011 notes and 2012 notes;

        (3)   Indebtedness of the Company that by operation of law is subordinate to any general unsecured obligations of the Company;

        (4)   Indebtedness of the Company to the extent incurred in violation of any covenant of the Indenture;

        (5)   any liability for federal, state or local taxes or other taxes, owed or owing by the Company;

        (6)   trade account payables owed or owing by the Company;

        (7)   amounts owed by the Company for compensation to employees or for services rendered to the Company;

        (8)   Indebtedness of the Company to any Subsidiary or any other Affiliate of the Company; and

        (9)   Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code is without recourse to the Company or any Subsidiary.

        "Designated Senior Indebtedness" means:

        (1)   all Senior Indebtedness under the Credit Facility; and

        (2)   any other Senior Indebtedness:

          (a)   which at the time of determination exceeds $30 million in aggregate principal amount;

          (b)   which is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company; and

          (c)   as to which the Trustee has been given written notice of such designation.

See "Risk Factors—Risks related to our notes and this offering—The notes are subordinated to senior indebtedness," "—We are a holding company with no operations of our own," "—Our substantial debt could adversely affect our operations and your investment in the notes," and "—We will require significant cash flow to service our debt and provide for our other obligations" and "Description of Other Indebtedness and Preferred Stock".

Sinking Fund

        The notes will not be entitled to the benefit of any sinking fund.

Optional Redemption

        The notes will not be redeemable at the option of the Company prior to March 1, 2009. Starting on that date, we may redeem all or any portion of the notes, at once or over time, after giving the required notice under the Indenture. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for notes redeemed during the 12-month period commencing on March 1 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2009	104.000%
2010	102.667%
2011	101.333%
2012 and thereafter	100.000%

        If less than all of the notes are to be redeemed at any time, selection of notes for redemption will be made by the Trustee not more than 60 days prior to the redemption date by such method as the Trustee shall deem fair and appropriate; provided, however, that Notes will not be redeemed in amount less than the minimum authorized denomination of $1,000. Notice of redemption shall be mailed by first class mail not less than 30 nor more than 60 days prior to the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption.

Certain Covenants

        Limitation on Consolidated Indebtedness.    The Company shall not, and shall not permit any of its Subsidiaries to, Incur any Indebtedness (excluding Permitted Indebtedness) unless after giving effect to such event on a pro forma basis, the Company's Consolidated EBITDA Ratio for the four full fiscal quarters immediately preceding such event, taken as one period calculated on the assumption that such Indebtedness had been incurred on the first day of such four quarter period, is greater than or equal to 2.0:1.

        Limitation on Restricted Payments.    The Company shall not directly or indirectly:

        (1)   declare or pay any dividend on, or make any distribution in respect of, any shares of the Company's or any Subsidiary's Capital Stock (excluding dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but including dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock (other than dividends on such Redeemable Capital Stock payable in shares of such Redeemable Capital Stock)) held by any Person other than the Company or any of its Wholly Owned Subsidiaries; or

        (2)   purchase, redeem or acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock;

(such payments or any other actions described in (1) and (2) above are collectively referred to as "Restricted Payments") unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution):

          (a)   no Default or Event of Default shall have occurred and be continuing;

          (b)   the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "Limitation on Consolidated Indebtedness;" and

          (c)   the aggregate amount of all Restricted Payments declared or made after January 27, 1999 (including the proposed Restricted Payment) does not exceed the sum of:

              (i)  (x) Consolidated EBITDA for the Restricted Payments Computation Period, minus (y) 2.0 times Consolidated Interest Expense for the Restricted Payments Computation Period (which commenced on January 27, 1999);

             (ii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after January 27, 1999 by the Company from the issuance or sale (other than to any of its Subsidiaries) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock;

            (iii)  the aggregate net proceeds, including the Fair Market Value of property other than cash (as determined by the Board of Directors, whose determination shall be conclusive, except that for any property whose Fair Market Value exceeds $10.0 million such Fair Market Value shall be confirmed by an independent appraisal obtained by the Company), received after January 27, 1999 by the Company from debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for such net proceeds plus the aggregate cash received by the Company at the time of such conversion; and

            (iv)  $100.0 million.

        Notwithstanding the foregoing limitation, the Company may:

        (1)   pay dividends on its Capital Stock within sixty days of the declaration thereof if, on the declaration date, such dividends could have been paid in compliance with the foregoing limitation; or

        (2)   acquire, redeem or retire Capital Stock in exchange for, or in connection with a substantially concurrent issuance of, Capital Stock of the Company (other than Redeemable Capital Stock).

        As of July 1, 2004, taking into account the calculation required under clause (c) above, the Company could have made Restricted Payments of $708.4 million, subject to the other limitations set forth in the "Limitation on Restricted Payments" covenant and limitations in the Company's other debt instruments and under applicable law.

        Limitation on Transactions with Affiliates.    The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than a Wholly Owned Subsidiary of the Company) involving aggregate consideration in excess of $5.0 million, unless:

        (1)   such transaction or series of transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than would be available at the time of such transaction or series of transactions in a comparable transaction in an arm's-length dealing with an unaffiliated third party;

        (2)   such transaction or series of transactions is in the best interests of the Company; and

        (3)   with respect to a transaction or series of transactions involving aggregate payments equal to or greater than $50.0 million, a majority of disinterested members of the Board of Directors determines that such transaction or series of transactions complies with clauses (1) and (2) above, as evidenced by a Board Resolution.

        Notwithstanding the foregoing limitation, the Company and its Subsidiaries may enter into or suffer to exist the following:

        (1)   any transaction pursuant to any contract in existence on the Closing Date;

        (2)   any Restricted Payment permitted to be made pursuant to the provisions of "Limitation on Restricted Payments" above;

        (3)   any transaction or series of transactions between the Company and one or more of its Subsidiaries or between two or more of its Subsidiaries (provided that no more than 5% of the equity interest in any such Subsidiary is owned, directly or indirectly (other than by direct or indirect ownership of an equity interest in the Company), by any Affiliate of the Company other than a Subsidiary); and

        (4)   the payment of compensation (including amounts paid pursuant to employee benefit plans) for the personal services of officers, directors and employees of the Company or any of its Subsidiaries.

        Limitation on Senior Subordinated Indebtedness.    The Company will not Incur any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness and senior in right of payment to the notes.

Merger and Sale of Substantially All Assets

        The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than any Wholly Owned Subsidiary) or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person (other than any Wholly Owned Subsidiary) or group of affiliated Persons unless at the time and after giving effect thereto:

        (1)   either:

          (a)   the Company shall be the continuing corporation; or

          (b)   the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer, lease or disposition the properties and assets of the Company substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume all the Obligations of the Company under the notes and the Indenture;

        (2)   immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and

        (3)   immediately after giving effect to such transaction on a pro forma basis, except in the case of the consolidation or merger of any Subsidiary with or into the Company, the Company (or the Surviving Entity if the Company is not the continuing corporation) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "—Certain Covenants—Limitation on Consolidated Indebtedness."

        In connection with any consolidation, merger, transfer or lease contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in the form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or lease and the supplemental indenture in respect thereto comply with the provisions described herein and that all conditions precedent herein provided for or relating to such transaction have been complied with.

        Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor corporation formed by such a consolidation or into which the Company is merged or to which such transfer is made shall succeed to, shall be substituted for and may exercise every right and power of the Company under the notes and the Indenture, with the same effect as if such successor corporation had been named as the Company therein. In the event of any transaction (other than a lease) described and listed in the immediately preceding paragraphs in which the Company is not the continuing corporation, the successor Person formed or remaining shall succeed to, be substituted for and may exercise every right and power of the Company, and the Company shall be discharged from all obligations and covenants under the notes and the Indenture.

Change of Control

        Upon the occurrence of a Change of Control, the Company will be required to make an offer (a "Change of Control Offer") to purchase all outstanding notes (as described in the Indenture) at a purchase price (the "Change of Control Purchase Price") equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each holder of notes, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date.

        The Change of Control provision of the notes may in certain circumstances make it more difficult or discourage a takeover of the Company and, as a result, may make removal of incumbent management more difficult. The Change of Control provision, however, is not the result of the Company's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control provision is a result of negotiations between the Company and the initial purchasers. The Company is not presently in discussions or negotiations with respect to any pending offers which, if accepted, would result in a transaction involving a Change of Control, although it is possible that the Company would decide to do so in the future.

        The Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. In such circumstances, the subordination provisions in the Indenture could restrict payments to the holders of the notes. Moreover, the exercise by holders of notes of their right to require the Company to repurchase such notes could cause a default under existing or future debt of the Company, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders of the notes in connection with a Change of Control may be limited to the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The Company's failure to purchase notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of the Company, and may constitute a default under future debt as well. The Company's obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of a majority in principal amount of the notes. See "—Modification and Waiver."

        The provisions of the Indenture would not necessarily afford holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders.

        If an offer is made to repurchase the notes pursuant to a Change of Control Offer, the Company will comply with all tender offer rules under state and federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture and the Registration Rights Agreement without charge by writing to AMC Entertainment Inc., Attention: Mr. Kevin M. Connor, Senior Vice President, General Counsel and Secretary, 920 Main Street, Kansas City, Missouri 64105-1977 (telephone: (816) 221-4000).

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used in this section for which no definition is provided.

        "Acquired Indebtedness" of any particular Person shall mean Indebtedness of any other Person existing at the time such other Person merged with or into or became a Subsidiary of such particular Person or assumed by such particular Person in connection with the acquisition of assets from any other Person, and not incurred by such other Person in connection with, or in contemplation of, such other Person merging with or into such particular Person or becoming a Subsidiary of such particular Person or such acquisition.

        "Affiliate" shall mean, with respect to any specified Person:

        (1)   any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

        (2)   any other Person that owns, directly or indirectly, 10% or more of such Person's Capital Stock or any officer or director of any such Person or other Person or with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin.

        For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

        "Apollo" mean (i) Apollo Management IV, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo IV Holders; (ii) Apollo Management V, L.P., a Delaware limited partnership, in its capacity as investment manager to the Apollo V Holders; and (iii) their Affiliates.

        "Apollo Group" means (i) Apollo; (ii) the Apollo Holders; (iii) any Affiliate of Apollo (including the Apollo Holders); and (iv) any Person with whom Apollo or any Apollo Holder may be deemed as part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

        "Apollo Holders" means (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV)", and Apollo Overseas Partners IV, L.P., a Cayman Islands exempted limited partnership ("AOP IV" (collectively with AIF IV, referred to as the "Apollo IV Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF IV or AOP IV assigns any of their respective interests in or to the preferred stock; and (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership ("AIF V") and Apollo Overseas Partners V, L.P., a Cayman Islands exempted limited partnership ("AOP V") (collectively with AIF V, referred to as the "Apollo V Holders")) and any other partnership or entity affiliated with and managed by Apollo to which either AIF V or AOP V assigns any of their respective interests in or to the preferred stock.

        "Board of Directors" shall mean the Board of Directors of the Company or any committee of such Board of Directors duly authorized to act under the Indenture.

        "Board Resolution" shall mean a copy of a resolution, certified by the Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

        "Business Day" shall mean any day other than a Saturday or Sunday or other day on which banks in New York, New York, Kansas City, Missouri, or the city in which the Trustee's office is located are authorized or required to be closed, or, if no note is outstanding, the city in which the principal corporate trust office of the Trustee is located.

        "Capital Lease Obligation" of any Person shall mean any obligations of such Person and its Subsidiaries on a consolidated basis under any capital lease or financing lease of a real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation (together with Indebtedness in the form of operating leases entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect).

        "Capital Stock" of any Person shall mean any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock, including preferred stock, any rights (other than debt securities convertible into capital stock), warrants or options to acquire such capital stock, whether now outstanding or issued after the date of the Indenture.

        "Cash Equivalents" means:

        (1)   United States dollars;

        (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality;

        (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any United States domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of "B" or better;

        (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) entered into with any financial institution meeting the qualifications specified in clause (3) above;

        (5)   commercial paper having one of the two highest rating categories obtainable from Moody's or S&P in each case maturing within six months after the date of acquisition;

        (6)   readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from Moody's or S&P; and

        (7)   investments in money market funds which invest at least 95% of their assets in securities of the types described in clauses (1) through (6) of this definition.

        "Change of Control" shall mean the occurrence of, after the date of the Indenture, either of the following events:

        (1)   any Person (other than a Permitted Holder) or any Persons (other than any Permitted Holders) acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates thereof (other than any Permitted Holders) shall beneficially own (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 50% of the aggregate voting power of all classes of Capital Stock of the Company entitled to vote generally in the election of directors (the determination of aggregate voting power to recognize that the Company's Class B stock currently has ten votes per share and the Company's common stock currently has one vote per share); or

        (2)   any Person (other than a Permitted Holder) or Group (other than any Permitted Holders) together with any Affiliates thereof (other than any Permitted Holders) shall succeed in having a sufficient number of its nominees who are not management nominees elected to the Board of Directors of the Company such that such nominees when added to any existing director remaining on the Board of Directors of the Company after such election who is an Affiliate (other than any Permitted Holder) of such Group, will constitute a majority of the Board of Directors of the Company.

        "Closing Date" shall mean the date on which the notes are originally issued under the Indenture.

        "Consolidated EBITDA" shall mean, with respect to any Person for any period, the Consolidated Net Income (Loss) of such Person for such period increased (to the extent deducted in determining Consolidated Net Income (Loss)) by the sum of:

        (1)   all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses);

        (2)   Consolidated Interest Expense of such Person and its Subsidiaries for such period;

        (3)   depreciation expense of such Person and its Subsidiaries for such period;

        (4)   amortization expense of such Person and its Subsidiaries for such period including amortization of capitalized debt issuance costs; and

        (5)   any other non-cash charges of such Person and its Subsidiaries for such period (including non-cash expenses recognized in accordance with Financial Accounting Standard Number 106), all determined on a consolidated basis in accordance with GAAP;

provided, however, that, for purposes of this definition, all transactions involving the acquisition of any Person or motion picture theatre by another Person shall be accounted for on a "pooling of interests"

basis and not as a purchase; provided, further, that, solely with respect to calculations of the Consolidated EBITDA Ratio:

        (1)   Consolidated EBITDA shall include the effects of incremental contributions the Company reasonably believes in good faith could have been achieved during the relevant period as a result of a Theatre Completion had such Theatre Completion occurred as of the beginning of the relevant period; provided, however, that such incremental contributions were identified and quantified in good faith in an Officers' Certificate delivered to the Trustee at the time of any calculation of the Consolidated EBITDA Ratio;

        (2)   Consolidated EBITDA shall be calculated on a pro forma basis after giving effect to any motion picture theatre or screen that was permanently or indefinitely closed for business at any time on or subsequent to the first day of such period as if such theatre or screen was closed for the entire period; and

        (3)   All preopening expense and theatre closure expense which reduced /(increased) Consolidated Net Income (Loss) during any applicable period shall be added to Consolidated EBITDA.

        "Consolidated EBITDA Ratio" of any Person shall mean, for any period, the ratio of Consolidated EBITDA to Consolidated Interest Expense for such period (other than any non-cash Consolidated Interest Expense attributable to any amortization or write-off of deferred financing costs); provided that, in making such computation:

        (1)   the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period; and

        (2)   with respect to any Indebtedness which bears, at the option of such Person, a fixed or floating rate of interest, such Person shall apply, at its option, either the fixed or floating rate.

        "Consolidated Interest Expense" of any Person shall mean, without duplication, for any period, as applied to any Person:

        (1)   the sum of:

          (a)   the aggregate of the interest expense on Indebtedness of such Person and its consolidated Subsidiaries for such period, on a consolidated basis, including, without limitation:

    (i)
    amortization of debt discount;

    (ii)
    the net cost under Interest Rate Protection Agreements (including amortization of discounts);

    (iii)
    the interest portion of any deferred payment obligation; and

    (iv)
    accrued interest; plus

          (b)   the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its consolidated Subsidiaries during such period, minus

        (2)   the cash interest income (exclusive of deferred financing fees) of such Person and its consolidated Subsidiaries during such period, in each case as determined in accordance with GAAP consistently applied.

        "Consolidated Net Income (Loss)" of any Person shall mean, for any period, the consolidated net income (or loss) of such Person and its consolidated Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding all extraordinary gains or losses (net of reasonable fees and expenses relating to the transaction giving rise thereto) of such Person and its Subsidiaries.

        "Construction Indebtedness" shall mean Indebtedness incurred by the Company or its Subsidiaries in connection with the construction of motion picture theatres or screens.

        "Credit Facility" shall mean that certain Amended and Restated Credit Agreement dated as of April 10, 1997, as amended, among the Company, The Bank of Nova Scotia as administrative agent, Bank of America National Trust and Savings Association as document agent, and the various other financial institutions thereto, as the same may be amended from time to time, together with any extensions, revisions, refinancings or replacements thereof by a lender or syndicate of lenders.

        "Currency Hedging Obligations" shall mean the obligations of any Person pursuant to an arrangement designed to protect such Person against fluctuations in currency exchange rates.

        "Debt Rating" shall mean the rating assigned to the notes by Moody's or S&P, as the case may be.

        "Default" means any event which is, or after notice or the passage of time or both, would be, an Event of Default.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" shall mean, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy.

        "Generally Accepted Accounting Principles" or "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied.

        "Guarantee" shall mean, with respect to any Person, any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

        (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

        (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guaranteed Indebtedness" of any Person shall mean, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness and all dividends of other Persons for the payment of which, in either case, such Person is directly or indirectly responsible or liable as obligor, guarantor or otherwise.

        "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation (including, without limitation, preferred stock, temporary equity, mezzanine equity or similar classification) of such Person that exists at such time, and is not theretofore classified as Indebtedness, becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided further, however, that any Indebtedness or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Certain Covenants—Limitation on Consolidated Indebtedness," amortization of debt discount shall not be deemed to be the Incurrence of Indebtedness, provided that in the case of Indebtedness sold at a discount, the amount of such Indebtedness Incurred shall at all times be the aggregate principal amount at stated maturity.

        "Indebtedness" shall mean, with respect to any Person, without duplication:

        (1)   all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities Incurred in the ordinary course of business, but including, without limitation, all obligations of such Person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities, now or hereafter outstanding;

        (2)   all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments;

        (3)   all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business;

        (4)   every obligation of such Person issued or contracted for as payment in consideration of the purchase by such Person or a Subsidiary of such Person of the Capital Stock or substantially all of the assets of another Person or in consideration for the merger or consolidation with respect to which such Person or a Subsidiary of such Person was a party;

        (5)   all indebtedness referred to in clauses (1) through (4) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness;

        (6)   all Guaranteed Indebtedness of such Person;

        (7)   all obligations under Interest Rate Protection Agreements of such Person;

        (8)   all Currency Hedging Obligations of such Person;

        (9)   all Capital Lease Obligations of such Person; and

        (10) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (1) through (9) above.

        "Interest Rate Protection Agreement" shall mean any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in interest rates.

        "Issue Date" means the date on which the notes are initially issued.

        "Lien" shall mean any mortgage, lien (statutory or other), pledge, security interest, encumbrance, claim, hypothecation, assignment for security, deposit arrangement or preference or other security agreement of any kind or nature whatsoever. A Person shall be deemed to own subject to a Lien any property which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to Indebtedness of such Person. The right of a distributor to the return of its film held by a Person under a film licensing agreement is not a Lien as used herein. Reservation of title under an operating lease by the lessor and the interest of the lessee therein are not Liens as used herein.

        "Maturity" means, with respect to any note, the date on which the principal of such note becomes due and payable as provided in such note or the Indenture, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

        "Moody's" shall mean Moody's Investor Service, Inc. or any successor to the rating agency business thereof.

        "Non-Recourse Indebtedness" shall mean Indebtedness as to which:

        (1)   none of the Company or any of its Subsidiaries:

          (a)   provides credit support (including any undertaking, agreement or instrument which would constitute Indebtedness); or

          (b)   is directly or indirectly liable; and

        (2)   no default with respect to such Indebtedness (including any rights which the holders thereof may have to take enforcement action against the relevant Unrestricted Subsidiary or its assets) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or its Subsidiaries (other than Non-recourse Indebtedness) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Obligations" means any principal (including reimbursement obligations and guarantees), premium, if any, interest (including interest accruing on or after the filing of, or which would have accrued but for the filing of, any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), penalties, fees, expenses, indemnifications, reimbursements, claims for rescission, damages, gross-up payments and other liabilities payable under the documentation governing any Indebtedness or otherwise.

        "Officer" shall mean the Chairman of the Board, any Co-Chairman of the Board, President, the Chief Executive Officer, any Executive Vice President, any Senior Vice President and the Chief Financial Officer of the Company.

        "Officers' Certificate" shall mean a certificate signed by two Officers.

        "Opinion of Counsel" shall mean a written opinion of counsel to the Company or any other Person reasonably satisfactory to the Trustee.

        "Permitted Holder" means:

        (1)   Mr. Stanley H. Durwood's surviving spouse and any of his lineal descendants and their respective spouses (collectively, the "Durwood Family") and any Affiliate of any member of the Durwood Family;

        (2)   Mr. Stanley H. Durwood's estate, or any trust established by Mr. Stanley H. Durwood, during any period of administration prior to the distribution of assets to beneficiaries who are Persons described in clause (3) below;

        (3)   any trust which is established solely for the benefit of one or more members of the Durwood Family (whether or not any member of the Durwood Family is a trustee of such trust) or solely for the benefit of one or more charitable organizations or solely for the benefit of a combination of members of the Durwood Family and one or more charitable organizations;

        (4)   any member of the Apollo Group; and

        (5)   any Subsidiary, any employee stock purchase plan, stock option plan or other stock incentive plan or program, retirement plan or automatic reinvestment plan or any substantially similar plan of the Company or any Subsidiary or any Person holding securities of the Company for or pursuant to the terms of any such employee benefit plan; provided that if any lender or other Person shall foreclose on or otherwise realize upon or exercise any remedy with respect to any security interest in or Lien on any securities of the Company held by any Person listed in this clause (5), then such securities shall no longer be deemed to be held by a Permitted Holder.

        "Permitted Indebtedness" shall mean the following:

        (1)   Indebtedness of the Company under the notes;

        (2)   Indebtedness of the Company under the Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $425.0 million;

        (3)   Indebtedness of the Company or any of its Subsidiaries outstanding on the Closing Date;

        (4)   Indebtedness of the Company or any of its Subsidiaries consisting of Permitted Interest Rate Protection Agreements;

        (5)   Indebtedness of the Company or any of its Subsidiaries to any one or the other of them;

        (6)   Indebtedness incurred to renew, extend, refinance or refund (each, a "refinancing") any Indebtedness outstanding on the Closing Date in an aggregate principal amount not to exceed the principal amount of the Indebtedness so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness so refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the expenses of the Company incurred in connection with such refinancing;

        (7)   Indebtedness of any Subsidiary incurred in connection with the Guarantee of any Indebtedness of the Company;

        (8)   Indebtedness relating to Currency Hedging Obligations entered into solely to protect the Company or any of its Subsidiaries from fluctuations in currency exchange rates and not to speculate on such fluctuations;

        (9)   Capital Lease Obligations of the Company or any of its Subsidiaries;

        (10) Indebtedness of the Company or any of its Subsidiaries in connection with one or more standby letters of credit or performance bonds issued in the ordinary course of business or pursuant to self-insurance obligations;

        (11) Indebtedness represented by property, liability and workers' compensation insurance (which may be in the form of letters of credit);

        (12) Acquired Indebtedness; provided that such Indebtedness, if incurred by the Company, would be in compliance with "Limitation on Consolidated Indebtedness;"

        (13) Indebtedness of the Company or any of its Subsidiaries to an Unrestricted Subsidiary for money borrowed; provided that such Indebtedness is subordinated in right of payment to the notes and the Weighted Average Life of such Indebtedness is greater than the Weighted Average Life of the notes;

        (14) Construction Indebtedness in an aggregate principal amount that does not exceed $100.0 million at any time outstanding; and

        (15) Indebtedness not otherwise permitted to be incurred pursuant to clauses (1) through (14) above which, together with any other Indebtedness pursuant to this clause (15), has an aggregate principal amount that does not exceed $100 million at any time outstanding.

        "Permitted Interest Rate Protection Agreements" shall mean, with respect to any Person, Interest Rate Protection Agreements entered into in the ordinary course of business by such Person that are designed to protect such Person against fluctuations in interest rates with respect to Permitted Indebtedness and that have a notional amount no greater than the payment due with respect to Permitted Indebtedness hedged thereby.

        "Permitted Junior Securities" shall mean equity securities or subordinated securities of the Company or any successor obligor provided for by a plan of reorganization or readjustment that, in the case of any such subordinated securities, are subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated as provided in the Indenture.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

        "Preferred Stock" means, collectively, the Company's Series A convertible preferred stock and Series B exchangeable preferred stock.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair Market Value.

        "Redeemable Capital Stock" shall mean any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be required to be redeemed prior to the final Stated Maturity of the notes or is mandatorily redeemable at the option of the holder thereof at any time prior to such final Stated Maturity (except for any such Capital Stock that would be required to be redeemed or is redeemable at the option of the holder if the issuer thereof may redeem such Capital Stock for consideration consisting solely of Capital Stock that is not Redeemable Capital Stock), or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity at the option of the holder thereof.

        "Restricted Payments" shall have the meaning set forth in the "Limitation on Restricted Payments" covenant.

        "Restricted Payments Computation Period" shall mean the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after January 27, 1999 to the last day of the Company's fiscal quarter preceding the date of the applicable proposed Restricted Payment.

        "S&P" shall mean Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

        "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

        "Stated Maturity," when used with respect to any note or any installment of interest thereof, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable.

        "Subsidiary" of any person shall mean:

        (1)   any corporation of which more than 50% of the outstanding shares of Capital Stock having ordinary voting power for the election of directors is owned directly or indirectly by such Person; and

        (2)   any partnership, limited liability company, association, joint venture or other entity in which such Person, directly or indirectly, has more than a 50% equity interest, and, except as otherwise indicated herein, references to Subsidiaries shall refer to Subsidiaries of the Company.

        Notwithstanding the foregoing, for purposes hereof, an Unrestricted Subsidiary shall not be deemed a Subsidiary of the Company other than for purposes of the definition of "Unrestricted Subsidiary" unless the Company shall have designated in writing to the Trustee an Unrestricted Subsidiary as a Subsidiary. A designation of an Unrestricted Subsidiary as a Subsidiary may not thereafter be rescinded.

        "Surviving Entity" shall have the meaning set forth under "Merger and Sale of Substantially All Assets."

        "Theatre Completion" shall mean any motion picture theatre or screen which was first opened for business by the Company or a Subsidiary during any applicable period.

        "Unrestricted Subsidiary" shall mean a Subsidiary of the Company designated in writing to the Trustee:

        (1)   whose properties and assets, to the extent they secure Indebtedness, secure only Non-Recourse Indebtedness;

        (2)   that has no Indebtedness other than Non-Recourse Indebtedness; and

        (3)   that has no Subsidiaries.

        "Weighted Average Life" shall mean, as of any date, with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of the number of years from such date to the dates of each successive scheduled principal payment (including any sinking fund payment requirements) of such debt security multiplied by the amount of such principal payment, by (2) the sum of all such principal payments.

        "Wholly Owned Subsidiary" of any Person shall mean a Subsidiary of such Person, all of the Capital Stock (other than directors' qualifying shares) or other ownership interests of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

SEC Reports

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission and provide the Trustee and holders of notes with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections; provided, however, that the Company shall not be so obligated to file such information, documents and reports with the Commission if the Commission does not permit such filings.

Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless that consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to the consent, waiver or agreement.

Events of Default

        The following will be "Events of Default" under the Indenture:

        (1)   default in the payment of any interest (including Special Interest) on any note when it becomes due and payable and continuance of such default for a period of 30 days;

        (2)   default in the payment of the principal of or premium, if any, on any note at its Maturity (upon acceleration, optional redemption, required purchase or otherwise);

        (3)   failure to comply with the covenants described under "Merger and Sale of Substantially All Assets;"

        (4)   default in the performance, or breach, of any covenant or warranty of the Company contained in the Indenture (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with in clause (1), (2) or (3) above) and continuance of such default or breach for a period of 60 days after written notice shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

        (5)   (a) one or more defaults in the payment of principal of or premium, if any, on Indebtedness of the Company or AMC, aggregating $5.0 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived or (b) Indebtedness of the Company or AMC, aggregating $5.0 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled prepayment) prior to the stated maturity thereof;

        (6)   any holder of any Indebtedness in excess of $5.0 million in the aggregate of the Company or AMC shall notify the Trustee of the intended sale or disposition of any assets of the Company or AMC that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take action (including by way of set-off) to retain in satisfaction of any such Indebtedness, or to collect on, seize, dispose of or apply, any such asset of the Company or AMC pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of the Company or AMC or in accordance with applicable law;

        (7)   one or more final judgments or orders shall be rendered against the Company or AMC for the payment of money, either individually or in an aggregate amount, in excess of $5.0 million and shall not be discharged and either (a) an enforcement proceeding shall have been commenced by any creditor upon such judgment or order or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, was not in effect; and

        (8)   the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or AMC.

        If an Event of Default (other than an Event of Default specified in clause (8) above) shall occur and be continuing, the Trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of all notes due and payable; provided, however, that so long as the Credit Facility shall be in full force and effect, if an Event of Default shall occur and be continuing (other than an Event of Default specified in clause (8)), any such acceleration shall not become effective until the earlier of:

          (a)   five Business Days following a delivery of a notice of such acceleration to the agent under the Credit Facility; and

          (b)   the acceleration of any amounts under the Credit Facility.

        If an Event of Default specified in clause (8) above occurs and is continuing, then the principal of all the notes shall become due and payable without any declaration or other act on the part of the Trustee or any holder of notes. After a declaration of acceleration, but before a judgement or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the outstanding notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

        (1)   the Company has paid or deposited, or caused to be paid or deposited, with the Trustee a sum sufficient to pay:

          (A)  all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

          (B)  all overdue interest (including Special Interest) on all notes;

          (C)  the principal of and premium, if any, on any notes that has become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and

          (D)  to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; and

        (2)   all Events of Default, other than the non-payment of principal of the notes which have become due solely by such declaration of acceleration, have been cured or waived.

        Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the notes because an Event of Default specified in paragraph (5) above shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default (1) is Indebtedness in the form of an operating lease entered into by the Company or its Subsidiaries after May 21, 1998 and required to be reflected on a consolidated balance sheet pursuant to EITF 97-10 or any subsequent pronouncement having similar effect, (2) has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and (3) written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Company and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

        The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during the existence of an Event of Default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the Indenture at the request of such holders. The Indenture provides that the holders of a majority in aggregate principal amount of the notes then Outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee.

        During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Trust Indenture Act of 1939 contains limitations on the rights of the Trustee, should it be a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

        The Company will be required to furnish to the Trustee annually a statement as to any default by the Company in the performance and observance of its obligations under the Indenture.

Defeasance and Covenant Defeasance of the Indenture

        The Company may, at its option, and at any time, elect to have the obligations of the Company discharged with respect to all outstanding notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes and to have satisfied its other obligations under the Indenture, except for the following which shall survive until otherwise terminated or discharged:

        (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest (including Special Interest) on such notes when such payments are due;

        (2)   the Company's obligations with respect to the notes relating to the issuance of temporary notes, the registration, transfer and exchange of notes, the replacement of mutilated, destroyed, lost or stolen notes, the maintenance of an office or agency in The City of New York, the holding of money for security payments in trust and statements as to compliance with the Indenture;

        (3)   its obligations in connection with the rights, powers, trusts, duties and immunities of the Trustee; and

        (4)   the defeasance provisions of the Indenture.

        In addition the Company may, at its option and at any time, elect to be released from its obligations with respect to certain of its restrictive covenants under the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute Events of Default with respect to the notes.

        In order to exercise either defeasance or covenant defeasance:

        (1)   the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, certain U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of (and premium, if any, on) and interest (including Special Interest) on the outstanding notes on the Stated Maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment of interest;

        (2)   in the case of defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that:

          (a)   the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

          (b)   since the date of this prospectus, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

        (3)   in the case of covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        (4)   the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and

        (5)   the Company must comply with certain other conditions, including that such defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, the Indenture or any material agreement or instrument to which the Company is a party or by which it is bound.

Modification and Waiver

        Modifications and amendments of the Indenture may be entered into by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding note affected thereby:

        (1)   change the Stated Maturity of the principal of, or any installment of interest (including Special Interest) on, any note, or reduce the principal amount thereof or the rate of interest (including Special Interest) thereon or any premium payable upon the redemption thereof, or change the coin or currency in which any note or any premium or the interest (including Special Interest) thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

        (2)   reduce the amount of, or change the coin or currency of, or impair the right to institute suit for the enforcement of, the Change of Control Purchase Price;

        (3)   reduce the percentage in principal amount of outstanding notes, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Indenture or to waive certain defaults;

        (4)   modify any of the provisions relating to supplemental indentures requiring the consent of holders of the notes, relating to the rights of holders to receive payment of principal and interest on the notes, or to bring suit for the enforcement of such payment, on or after the respective due dates set forth in the notes, relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding notes the consent of whose holders is required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each note affected thereby; or

        (5)   modify any of the provisions of the Indenture relating to the subordination of the notes in a manner adverse to any holder of notes.

        The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance with certain restrictive covenants and provisions of the Indenture.

        Without the consent of any holder of the notes, the Company and the Trustee may amend the Indenture to: cure any ambiguity, omission, defect or inconsistency; provide for the assumption by a successor corporation of the obligations of the Company under the Indenture; provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code); add Guarantees with respect to the notes; secure the notes; add to the covenants of the Company for the benefit of the holders of the notes or to surrender any right or power conferred upon the Company; make any change that does not adversely affect the rights of any holder of the notes; make any change to the subordination provisions of the Indenture that would limit or terminate the benefits available to any holder of Senior Indebtedness under such provisions; or comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

Book-Entry System

        The notes will initially be issued in the form of Global Securities held in book-entry form. The notes will be deposited with the Trustee as custodian for The Depository Trust Company (the "Depository"), and the Depository or its nominee will initially be the sole registered holder of the notes for all purposes under the Indenture. Except as set forth below, a Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository.

        Upon the issuance of a Global Security, the Depository or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such Global Security purchased by such persons in this offering. Such accounts shall initially be designated by the initial purchasers with respect to notes placed by the initial purchasers for the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the Depository ("participants") or persons that may hold interests through participants. Any person acquiring an interest in a Global Security through an offshore transaction in reliance on Regulation S of the Securities Act may hold such interest through Euroclear or Cedel. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        Payment of principal, premium, if any, and interest on notes represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee, any agent of the Company or the Initial Purchasers will have any responsibility or liability for any aspect of the Depository's reports relating to or payments made on account of beneficial ownership interests in a Global Security representing any notes or for maintaining, supervising or reviewing any of the Depository's records relating to such beneficial ownership interests.

        The Company expects that upon receipt of any payment of principal of, premium, if any, or interest on any Global Security, the Depository will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security, as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

        So long as the Depository or its nominee is the registered owner or holder of such Global Security, the Depository or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such Global Security for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in a Global Security desires to give or take any action that a holder is entitled to give or take under the Indenture, the Depository would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        The Company understands that the Depository will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with the Depository interests in the Global Security are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

        Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in Global Securities among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the Trustee, any agent of the Company or the initial purchasers will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The Depository has advised the Company that the Depository is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. The Depository was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Certificated Notes

        Notes represented by a Global Security are exchangeable for certificated notes only if (i) the Depository notifies the Company that it is unwilling or unable to continue as a depository for such

Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by the Company within 90 days, (ii) the Company executes and delivers to the Trustee a notice that such Global Security shall be so transferable, registrable and exchangeable, and such transfer shall be registrable or (iii) there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes represented by such Global Security. Any Global Security that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as the Depository or its nominee holding such Global Security may direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Global Security of like denomination to be registered in the name of the Depository or its nominee. In the event that a Global Security becomes exchangeable for certificated notes, (i) certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (ii) payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency of the Company maintained for such purposes and (iii) no service charge will be made for any issuance of the certificated notes, although the Company may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith. In addition, such certificates will bear the legend referred to under "Notice to Investors" (unless the Company determines otherwise in accordance with applicable law) subject, with respect to such notes, to the provisions of such legend.

Concerning the Trustee

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is the Trustee under the Indenture.

        HSBC Bank USA, National Association (the successor by merger to HSBC Bank USA) is also the indenture trustee under the indentures relating to the 2011 notes and the 2012 notes.

Governing Law

        The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following summary describes the material United States federal income tax consequences associated with (i) the exchange of original notes for exchange notes and (ii) the ownership and disposition of such exchange notes by a Non-U.S. Holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions all as in effect as of the date hereof and all of which may be repealed, revoked or modified with possible retroactive effect. The summary generally applies only to holders that hold the exchange notes as capital assets for tax purposes and who exchange original notes purchased in the original offering at their issue price for exchange notes pursuant to this offering. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. For example, this summary does not address tax considerations applicable to investors to whom special tax rules may apply, such as:

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  banks or other financial institutions;

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  entities treated as partnerships for United States federal income tax purposes;

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  tax-exempt entities;

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  insurance companies;

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  regulated investment companies;

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  dealers in securities or currencies; or

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  persons that will hold exchange notes as a hedge against currency risk or as part of a straddle, synthetic security, conversion transaction or other integrated investment comprised of exchange notes and one or more other investments.

        Finally, the summary does not describe the effect of the federal gift and estate tax laws or the effect of any applicable foreign, state or local laws. This discussion is for general information only and is not intended as legal or tax advice to any particular investor. This summary does not provide a complete analysis or listing of all potential tax considerations. Prospective holders should consult their own tax advisors as to the particular tax consequences to them of the exchange offer and of owning and disposing of the exchange notes.

        For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of an exchange note that is not, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for United States federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all of its substantial decisions or which has a certain election in effect to be treated as a U.S. person.

Exchange Offer

        The exchange of an original note for an exchange note pursuant to this exchange offer will not constitute a "significant modification" of the original note for United States federal income tax purposes and, accordingly, the exchange note received will be treated as a continuation of the original note in the hands of such holder. As a result, there will be no United States federal income tax consequences to a holder who exchanges an original note for an exchange note pursuant to this exchange offer and any such holder will have the same adjusted tax basis and holding period in the exchange note as it had in the original note immediately before the exchange.

Tax Treatment of the Exchange Notes

        The following is a general summary of the material United States federal income tax considerations that may be relevant to a beneficial owner of exchange notes that is a Non-U.S. Holder, and is subject to the discussion below concerning backup withholding.

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  No United States federal income or withholding tax generally will apply to a payment of interest on an exchange note to a Non-U.S. Holder, provided (i) such interest is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder and (ii) such Non-U.S. Holder (A) does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (B) is not a controlled foreign corporation related to us, directly or indirectly, through stock ownership, and (C) satisfies certain certification requirements. Such certification requirements will be met if (x) the Non-U.S. Holder provides its name and address, and certifies on Internal Revenue Service ("IRS") Form W-8BEN (or a substantially similar form), under penalties of perjury, that it is not a United States person or (y) a securities clearing organization or certain other financial institutions holding the exchange note on behalf of the Non-U.S. Holder certifies on IRS Form W-8IMY, under penalties of perjury, that such certification has been received by it, and furnishes us or our paying agent with a copy thereof. In addition, we or our paying agent must not have actual knowledge or reason to know that the beneficial owner of the exchange note is a U.S. person. If all of the foregoing requirements are not met, payments of interest on an exchange note generally will be subject to United States federal withholding tax at a 30% rate (or lower applicable treaty rate, provided certain certification requirements are met).

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  A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on the receipt of payments of principal on an exchange note, or on any gain realized on the sale, exchange, retirement or other disposition of such exchange note, unless in the case of gain (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States or, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits) is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, or (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met.

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  If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest or gain on the exchange note is effectively connected with the conduct of this trade or business or, if a treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder within the United States, the Non-U.S. Holder generally will be subject to United States federal income tax on the receipt or accrual of such interest or the recognition of gain on the sale or other taxable disposition of the exchange note in the same manner as if such holder were a U.S. person. Such interest income received or gain recognized by a corporate Non-U.S. Holder may also be subject to an additional federal branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). In addition, any such interest income will not be subject to withholding tax if the Non-U.S. Holder delivers to us a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. These holders should consult their own tax advisors with respect to other United States tax consequences of the ownership and disposition of exchange notes.

Information Reporting and Backup Withholding

        In general, payments of interest and the proceeds of the sale, exchange, retirement or other disposition of the exchange notes payable by a U.S. paying agent or other United States intermediary to a Non-U.S. Holder will be subject to information reporting. In addition, backup withholding will generally apply to these payments to a Non-U.S. Holder if the holder fails to provide the certification on IRS Form W-8BEN (or IRS Form W-8ECI, if applicable) or otherwise does not provide evidence of exempt status. Any amount paid as backup withholding will be creditable against the holder's United States federal income tax liability provided that the required information is timely furnished to the IRS. Holders of exchange notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where the original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale. In addition, until November 24, 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on the resale of exchange notes and any commission or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. Any such broker-dealer must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the exchange notes. By delivering a prospectus, however, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

        Furthermore, any broker-dealer that acquired any of its original notes directly from us:

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  may not rely on the applicable interpretation of the staff of the SEC's position contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993); and

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  must also be named as a selling noteholder in connection with the registration and prospectus delivery requirements of the Securities Act relating to any resale transaction.

        For a period of one year after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents. We have agreed to pay all expenses incident to the performance of our obligations in relation to the exchange offer (including the expenses of one counsel for the holder of the original notes) other than commissions or concessions of any brokers or dealers. We will indemnify the holders of the notes, including any broker-dealers, against various liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the exchange notes offered hereby will be passed upon us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

        The consolidated financial statements of AMC Entertainment Inc. as of April 1, 2004 and April 3, 2003 and for each of the three years in the period ended April 1, 2004 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of AMC Entertainment Inc. for the year ended April 1, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph regarding the Company's restatement of its consolidated financial statements for its fiscal years ended April 3, 2003 and March 28, 2002) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of GC Companies, Inc. and subsidiaries, Debtor-in-Possession, as of October 31, 2001 and 2000, and for each of the three years in the period ended October 31, 2001 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to an emphasis of a matter and the going concern uncertainty related to the GC Companies, Inc. and subsidiaries' reorganization proceedings under Chapter 11 of the Federal Bankruptcy Code and a change in fiscal 2000 in the method of accounting for costs of start-up activities), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
GC COMPANIES, INC.
DEBTOR-IN-POSSESSION AS OF OCTOBER 11, 2000:
UNAUDITED FINANCIAL STATEMENTS:
Condensed Consolidated Balance Sheets as of January 31, 2002 and October 31, 2001	F-2
Condensed Consolidated Statements of Operations for the Three Months Ended January 31, 2002 and 2001	F-3
Condensed Consolidated Statements of Cash Flows for the Three Months Ended January 31, 2002 and 2001	F-4
Notes to Condensed Consolidated Financial Statements	F-5
AUDITED FINANCIAL STATEMENTS:
Consolidated Balance Sheets as of October 31, 2001 and 2000	F-15
Consolidated Statements of Operations for the years ended October 31, 2001, 2000 and 1999	F-16
Consolidated Statements of Cash Flows for the years ended October 31, 2001, 2000 and 1999	F-17
Consolidated Statements of Shareholders' (Deficit) Equity for the years ended October 31, 2001, 2000 and 1999	F-18
Notes to Consolidated Financial Statements	F-19
Report of Independent Registered Public Accounting Firm	F-49

GC Companies, Inc.

Debtor-In-Possession

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	January 31, 2002	October 31, 2001
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$16,107	$9,501
Marketable equity securities	206	481
Other current assets	4,450	4,842

Total current assets	20,763	14,824
Property and equipment, net	89,211	92,070
Portfolio investments	64,005	64,109
Investment in international theatre affiliates	6,881	39,368
Other assets	9,640	9,498

	$190,500	$219,869

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Debtor-in-possession financing	$—	$2,000
Trade payables	16,672	15,788
Other current liabilities	33,146	30,299

Total current liabilities	49,818	48,087
Liabilities subject to compromise	196,752	196,400
Minority interest	562	566
Commitments and contingencies	—	—
Shareholders' equity:
Common stock	78	78
Additional paid-in capital	141,170	141,170
Accumulated other comprehensive loss	(10,727)	(365)
Unearned compensation	(698)	(796)
Accumulated deficit	(186,455)	(165,271)

Total shareholders' deficit	(56,632)	(25,184)

	$190,500	$219,869

See Notes to Condensed Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For The Three Months Ended January 31,
	2002	2001
	(In thousands except for per share amounts)
Revenues:
Admissions	$56,399	$59,067
Concessions	23,845	24,451
Other	2,184	2,793

	82,428	86,311
Costs and expenses:
Film rentals	30,317	32,277
Concessions	4,175	4,464
Theatre operations and administrative expenses	40,202	42,316
Depreciation	2,956	3,344
Gain on disposition of theatre assets	—	(30)
Reorganization items	1,614	3,152
Corporate expenses	394	419

Operating earnings	2,770	369
Equity losses in theatre affiliates	(22,309)	(1,506)
Investment loss, net	(539)	(714)
Interest expense	(1,106)	(1,539)

Loss before income taxes	(21,184)	(3,390)
Income tax provision	—	—

Net loss	$(21,184)	$(3,390)

Net loss per share:
Basic	$(2.71)	$(0.44)

Diluted	$(2.71)	$(0.44)

Weighted average shares outstanding:
Basic	7,811	7,790

Diluted	7,811	7,790

See Notes to Condensed Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended January 31,
	2002	2001
	(In thousands)
Cash flows from operating activities:
Net loss	$(21,184)	$(3,390)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,956	3,344
Equity losses in theatre affiliates	22,309	1,506
Realized gain (loss) on marketable equity securities and portfolio investments	29	(173)
Equity losses in portfolio investments	162	553
Reorganization items	1,614	3,152
Gain on impairment or disposition of theatre assets and restructuring	—	(30)
Vesting of restricted stock awards	98	99
Other non-cash activities	1,035	1,121
Changes in assets and liabilities:
Trade payables	884	(4,104)
Other current assets and liabilities	960	1,992

Net cash provided by operating activities	8,863	4,070

Cash flows from investing activities:
Capital expenditures	(181)	(231)
Proceeds from the disposition of theatre assets	—	41
Proceeds from liquidation of short-term investments	—	577
Other investing activities	—	33

Net cash (used) provided by investing activities	(181)	420

Cash flows from financing activities:
Decrease in debtor-in-possession financing	(2,000)	(3,138)
Other financing activities	(76)	(115)

Net cash used by financing activities	(2,076)	(3,253)

Net change in cash and cash equivalents	6,606	1,237
Cash and cash equivalents at beginning of period	9,501	12,946

Cash and cash equivalents at end of period	$16,107	$14,183

Supplemental disclosure of cash flow information:
Cash paid during the period:
Interest	$1,093	$1,315
Income taxes	$—	$—

See Notes to Condensed Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    BASIS OF PRESENTATION

        The condensed consolidated financial statements of GC Companies, Inc. ("GCC" or the "Company") are submitted in response to the requirements of Form 10-Q and should be read in conjunction with the consolidated financial statements included in the Company's Annual Report on Form 10-K. In the opinion of management, these condensed consolidated financial statements contain all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for the interim period presented. Certain prior year amounts have been reclassified to conform to the current years' presentation. The Company's theatre business is seasonal in nature and the results of its investment operation is subject to a high degree of volatility, accordingly, the results of operations for this period historically have not been indicative of the results for the full year.

        In order to alleviate continuing cash flow losses at a number of theatre locations and the inability to reach appropriate resolution to the leases with the landlords at these locations and to restructure the Company's financial obligations, namely the bank credit facility of $44.6 million, equipment and leasehold operating leases of $111.0 million and outstanding letters of credit of $6.7 million, on October 11, 2000 (the "Filing Date"), GC Companies, Inc. and certain of its domestic subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Chapter 11 cases"). Certain other subsidiaries of the Company, located in Georgia, Tennessee, Florida, Louisiana, and Rhode Island, filed petitions for relief under Chapter 7 of the United States Bankruptcy Code ("Chapter 7" or the "Chapter 7 cases"). The Chapter 11 cases and Chapter 7 cases are herein referred to as the "Bankruptcy Proceedings". The Company is presently operating its domestic theatre business and managing its investment assets as debtors-in-possession subject to the jurisdiction of the United States Bankruptcy Court in the State of Delaware (the "Bankruptcy Court"). The Company's subsidiary which holds the Company's interest in its South American theatre joint venture did not file a petition for reorganization because there were no significant outstanding liabilities on the books of the subsidiary other than an intercompany payable to the Company. As a result, the Company's subsidiary which holds the Company's interest in the South American theatre joint venture is not subject to the jurisdiction of the Bankruptcy Court.

2.    LIQUIDITY AND MANAGEMENT'S PLANS

        The Company entered into an agreement dated October 12, 2000 with major financial institutions for a debtor-in-possession credit facility (the "DIP Facility") under which the Company may borrow up to $45.0 million, subject to certain limitations, to fund ongoing working capital needs while the Bankruptcy Proceedings are pending. On March 12, 2002, availability of the DIP Facility to the Company was extended to April 30, 2002.

        The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to maintain compliance with debt covenants under the DIP Facility and the ultimate reorganization of the Company pursuant to the plan of reorganization confirmed by the Bankruptcy Court and a vote of the Company's creditors on March 18, 2002 (the "Reorganization Plan") and expected to become effective on or about March 28, 2002.

        As a result of the Bankruptcy Proceedings, substantially all of the Company's pre-petition indebtedness, obligations and guarantees are stayed from collection or action by creditors. No payments have been made to date with respect to pre-petition claims, with the exception of the payment of pre-petition obligations to film distributors as approved by the Bankruptcy Court, pre-petition obligations for leases assumed by the Company, as well as sales and trust fund taxes and workers' compensation claims. The Company is operating its domestic theatre business in the ordinary course and is paying all post-petition debts and liabilities on normal terms as they become due. Pre-petition claims will be funded in accordance with the Company's Reorganization Plan.

        On December 6, 2001, the Company entered into a letter of intent pursuant to which AMC Entertainment Inc. ("AMC") would acquire all of the stock of the Company in accordance with the Reorganization Plan. On January 16, 2002, the Company and AMC executed a definitive Stock Purchase Agreement. In addition, the Company entered into an interim operating agreement with AMC relating to the conduct of the Company's business prior to the effective date of the Reorganization Plan. AMC has also entered into a support agreement with certain key creditors of the Company, namely Harcourt General, Inc., General Electric Capital Corporation and the Official Committee of Unsecured Creditors in the Chapter 11 cases of the Company and certain of its subsidiaries, wherein each of the creditor parties to the support agreement has agreed to support AMC's bid to acquire the Company if the Reorganization Plan treats their claim as described in the support agreement.

        The Reorganization Plan was confirmed by the Bankruptcy Court and a vote of the Company's creditors on March 18, 2002. Under the Reorganization Plan, which is expected to become effective on or about March 28, 2002, AMC will become the owner of all of the stock of the reorganized GC Companies, Inc. and will pay the Company's creditors consideration, consisting of cash, AMC senior subordinated notes or AMC common stock, having a value between $165.0 million and $180.0 million plus assumed debt of $28.5 million. The ultimate amount AMC will pay the creditors of the Company is not presently determinable and will depend, among other things, upon: (i) a final determination of allowed claims that will be made by the Bankruptcy Court; (ii) the form of consideration chosen by certain of the creditors of the Company to whom alternatives are available; (iii) the form of recovery and consideration AMC chooses to issue to specified creditors of the Company; (iv) the amount of cash otherwise available to the Company at the effective date of the Reorganization Plan; and (v) the length of time it takes to consummate the transaction. The Reorganization Plan sets forth the terms and provisions of the Company's reorganization and AMC's acquisition of all of the common stock of the Company.

        Under the Reorganization Plan all existing shares of the Company's common stock will be canceled and will no longer represent an equity interest in the Company; however, on terms and conditions set forth in the Reorganization Plan, existing holders of the Company's common stock may be provided with the opportunity to participate in a newly-formed entity which will hold assets of the Company's investment portfolio.

3.    REORGANIZATION UNDER THE BANKRUPTCY PROCEEDINGS AND LIABILITIES SUBJECT TO COMPROMISE

        In the Bankruptcy Proceedings, approximately $196.8 million of liabilities as of January 31, 2002 are subject to compromise under the Reorganization Plan. Differences between liability amounts estimated by the Company and claims filed by creditors will be investigated and a final determination of the allowable claim will be made by the Bankruptcy Court. These claims may also be subject to adjustment depending on the determination of the validity and the value of the security held in respect of certain claims.

        Under the Bankruptcy Code, the Company may elect to assume or reject executory pre-petition contracts, including real estate leases, subject to Bankruptcy Court approval. A principal reason for the Company's Bankruptcy Proceedings was to permit the Company to reject real estate leases that were or were expected to become burdensome due to cash losses at these locations. Section 502(b)(6) of the Bankruptcy Code provides that the amount that may be claimed by landlords with respect to rejected real estate leases is limited to the greater of (a) one year's rental obligations or (b) 15% of the total lease term obligations, not to exceed three year's rental obligations (the "Section 502(b)(6) Claim"). This limitation provides the Company with a far smaller lease termination liability than would have been incurred if these leases had been terminated without the protection of the Bankruptcy Code.

        A lease termination reserve of approximately $46.7 million was outstanding at January 31, 2002. This reserve was established for theatres that were closed by the Company and had been operated by legal entities that filed for reorganization under Chapter 11 and certain leases of the theatres operated by legal entities that filed for bankruptcy relief under Chapter 7 and whose leases were guaranteed by Harcourt General, Inc. This reserve was based upon the Company's estimates of the landlords' Section 502(b)(6) Claim for these theatre locations, based upon the assumption that these leases will be rejected. The reserve may be subject to future adjustments, as previously discussed, based on claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts or from additional leases which may be rejected in connection with the Bankruptcy Proceedings until the Reorganization Plan becomes effective on or about March 28, 2002.

        The activity during the quarter ended January 31, 2002 in the lease terminations and restructuring reserve was as follows:

	Lease (Termination Costs	Personnel Related Costs	Total Reserve
	(In thousands)
Balance at October 31, 2001	$46,709	$599	$47,308
Cash payments in 2002	—	(22)	(22)

Balance at January 31, 2002	$46,709	$577	$47,286

        During the first quarter of 2002, no additional lease termination reserves were recorded. The Company made nominal payments for personnel related costs primarily for severance.

        The Company recorded in the first quarter of 2002 the following expenses directly associated with the Bankruptcy Proceedings: professional fees of $1.3 million, the write-off of certain assets of $0.1 million as well as severance and retention costs for personnel of approximately $0.3 million. These charges were partially offset by interest income of $0.1 million earned by the Company on the cash accumulated and invested during the Bankruptcy Proceedings. Cash paid for professional reorganization fees for the quarter totaled $2.1 million.

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." During the first three months of 2002, Liabilities subject to compromise increased by approximately $0.4 million primarily due to increases in estimates for certain pre-petition liabilities offset by the payment of pre-petition obligations outstanding on leases assumed by the Company.

        Interest due and payable, as specified under the bank credit agreement, is also stayed during the bankruptcy. Interest due contractually and not paid during the first quarter of 2002 totaled $1.0 million. The Company has Bankruptcy Court approval to make monthly adequate protection payments related to the bank credit agreement, which totaled approximately $1.0 million during the first quarter of 2002.

        As part of the first day orders granted by the Bankruptcy Court, the Company is permitted to continue to operate its business in the ordinary course, which includes ongoing payments to vendors, employees, and others for any post-petition obligations. In addition, the Bankruptcy Court approved payment of all of the Company's pre-petition film liability claims, and certain other pre-petition amounts were also permitted to be paid such as sales and trust fund taxes, workers' compensation claims and pre-petition obligations outstanding on leases assumed by the Company.

4.    ECONOMIC DEVELOPMENTS IN ARGENTINA

        During the first quarter of 2002, the government of Argentina imposed restrictions on the withdrawal of cash balances from individuals' bank accounts and restricted the ability of companies to pay vendors located outside of Argentina. These fiscal policies, as well as continuing economic difficulties and political turmoil resulted in public demonstrations in Argentina, which required the shutdown of several theatres for a short period of time and a decline in theatre attendance in the first quarter of 2002. In addition, in January 2002, the government of Argentina announced the adoption of a currency system allowing the peso to float freely rather than pegging it to the U.S. dollar. This resulted in a significant devaluation of the peso. As certain of the joint venture's liabilities, primarily the Argentine debt financing arrangement of $28.0 million, are denominated in U.S. dollars, the devaluation of the peso, the joint venture's functional currency, has resulted in the recognition of a $12.2 million foreign currency transaction loss in the first quarter of 2002 on the books of Hoyts General Cinema South America's ("HGCSA") Argentina subsidiary. This loss relates to increases in the actual and expected functional currency cash outflows on transactions denominated in currencies other than the peso. The Company's portion of this transaction loss was approximately $6.1 million and was reflected in equity losses in theatre affiliates in the consolidated statement of operations. In addition,

HGCSA recorded a cumulative translation adjustment of $20.4 million within accumulated other comprehensive loss in shareholders' equity. This adjustment results from translating the financial statements of the Argentine subsidiary from the peso into the reporting currency of the Company (U.S. dollar). The Company's portion of this cumulative translation adjustment was $10.2 million and was recorded as a decrease in the carrying value of the Company's investment in international theatre affiliates and an increase in accumulated other comprehensive loss in the consolidated balance sheet.

        As operating cash inflows and outflows of HGCSA's Argentine subsidiary are primarily denominated in pesos and the debt service payments of HGCSA's Argentine subsidiary are denominated in U.S. dollars, the realization of the Company's investment in HGCSA'S Argentine subsidiary is dependent upon the Argentine operation's ability to generate sufficient pesos to pay debt service and provide for a return on investment to the joint venture. Because of the continued significant uncertainty as to extent and duration of the peso's devaluation and its ultimate impact to the operations and cash flows of the Argentine subsidiary of HGCSA, the Company has determined that its investment in HGCSA's Argentina subsidiary is other than temporarily impaired, and accordingly has recorded a charge to operations of approximately $14.8 million in the three months ended January 31, 2002. The charge is included in Equity Losses in Theatre Affiliates in the condensed consolidated statement of operations.

5.    MARKETABLE EQUITY SECURITIES AND PORTFOLIO INVESTMENTS

Investment as of January 31, 2002	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Marketable Equity Securities
Claxson Interactive Group Inc. (formerly El Sitio)	Available-for-sale(b)	0.8%	$89	$(633)	$(215)
GrandVision SA	Available-for-sale(b)	0.1%	117	83	6

Total marketable equity securities			206	(550)	(209)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	37.2%	11,554	—	—
American Capital Access	Cost Method(d)	15.3%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	7,760	—	—
MotherNature.com	Cost Method(f)	4.5%	58	—	24
VeloCom	Cost Method(d)	3.2%	20,700	—	—

Total portfolio investments			64,005	—	24

Total marketable equity securities and portfolio investments			$64,211	$(550)	$(185)

(a)
Carrying values for public portfolio investments were determined based on the share price of the securities traded on public markets as of the last business day of the period. The carrying values of the non-public portfolio investments were determined under either the equity or cost method of accounting, less impairment, if any.

(b)
Unrealized gains or losses on securities classified as available-for-sale securities are recorded in the consolidated balance sheets net of tax within the caption "Accumulated other comprehensive loss."

(c)
This investment is in a non-public company and is accounted for on the equity method because the Company has a greater than 20% equity interest.

(d)
These investments are in non-public companies and are accounted for on the cost method.

(e)
Pre-tax unrealized holding gains and losses apply only to marketable equity securities.

(f)
The investment is reported at liquidation value. As this value is not readily determinable from a public exchange, the investment was reclassified from marketable equity securities to portfolio investments during the first quarter of 2002.

        Investment loss, net consisted of the following for the three months ended January 31:

	2002	2001
	(In thousands)
Realized (loss) gain on marketable equity securities and portfolio investments	$(126)	$79
Equity losses in portfolio investments	(162)	(553)
Management and administrative costs	(251)	(240)

Investment loss, net	$(539)	$(714)

6.    SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified three reportable segments: one segment is the domestic theatre operation (which encompass all theatres in the continental United States); the second segment includes the Company's joint venture in South America; and the final segment primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations, and its South American operations are new theatre ventures in markets that are dissimilar to the United States market. The other expenses segment primarily includes the regional and home office administration. The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation, reorganization items, and gain on disposition of theatre assets. Information concerning earnings (loss) before income taxes has also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.

Three Months Ended January 31, 2002	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$56,399	$7,692	$—	$64,091	$(7,692)	$56,399
Concessions	23,845	2,540	—	26,385	(2,540)	23,845
Other	2,184	1,221	—	3,405	(1,221)	2,184

Total revenues	82,428	11,453	—	93,881	(11,453)	82,428

Earnings (loss) before taxes, interest, depreciation, reorganization items, and gain on disposition of theatre assets	7,734	538	(394)	7,878	(538)	7,340
Net investment income (loss)	—	183	(539)	(356)	(183)	(539)
Earnings (loss) before income taxes	4,713	(29,732)	(3,589)	(28,608)	7,424	(21,184)
Three Months Ended January 31, 2001:	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$59,067	$8,046	$—	$67,113	$(8,046)	$59,067
Concessions	24,451	2,233	—	26,684	(2,233)	24,451
Other	2,793	913	—	3,706	(913)	2,793

Total revenues	86,311	11,192	—	97,503	(11,192)	86,311

Earnings (loss) before taxes, interest, depreciation, reorganization items, and gain on disposition of theatre assets	7,253	455	(418)	7,290	(455)	6,835
Net investment income (loss)	—	672	(714)	(42)	(672)	(714)
Earnings (loss) before income taxes	4,442	(2,281)	(5,567)	(3,406)	16	(3,390)

        The Company's South American joint venture, HGCSA, has a $50.0 million debt financing arrangement denominated in U.S. dollars with two major financial institutions to fund its operations in Argentina, which is secured by a several guarantee of the joint venture's partners. There is currently no availability of this financing beyond $28.0 million as the remaining funds were not drawn prior to the expiration of the funding commitment on December 29, 2000. Under the several guarantee of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At January 31,

2002, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $14.0 million.

        HGCSA has debt arrangements for a total of approximately $18.6 million with financial institutions to fund its operations in Chile, which is secured by the several guarantee of the joint venture's partners. Under the debt arrangements, the Company is liable for 50% of the outstanding borrowings. At January 31, 2002, the Company's portion of the outstanding borrowings under these facilities that it guarantees was approximately $9.3 million, which was comprised of $7.5 million of outstanding borrowings and $1.8 million of outstanding guarantees. In respect of these outstanding guarantees the Company invested approximately $1.3 million in a certificate of deposit, which is held as collateral for a portion of the outstanding guarantees at January 31, 2002. This certificate of deposit is included in other current assets in the consolidated balance sheets.

        Pursuant to the Company's Reorganization Plan, the Company's obligation under the guarantees of the Argentine and Chilean debt financing arrangements will be extinguished and satisfied in full for a cash payment of 50% of the Company's liability or approximately $11.0 million. For this payment, the Company will receive a participation interest in the South American debt financing arrangements.

7.    LOSS PER SHARE

        The computation of basic and diluted loss per share is shown below. Basic loss per share excludes any dilutive effect of common stock equivalents.

	For The Three Months Ended January 31,
	2002	2001
	(In thousands, except per share data)
Net loss	$(21,184)	$(3,390)

Determination of shares:
Weighted average number of common shares outstanding	7,811	7,790
Net loss per share:
Basic	$(2.71)	$(0.44)
Diluted	$(2.71)	$(0.44)

8.    COMPREHENSIVE LOSS

        The components of comprehensive loss are as follows for the three months ended January 31,:

	2002	2001
	(In thousands)
Net loss	$(21,184)	$(3,390)
Unrealized losses on securities, net of tax	(185)	(2,624)
Cumulative translation adjustment	(10,177)	—

Ending balance	$(31,546)	$(6,014)

        The cumulative translation adjustment arises from the translation of the financial statements of HGCSA from the entity's functional currency into U.S. dollars.

9.    RECENT ACCOUNTING PRONOUNCEMENTS

        In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale, and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2003. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

GC Companies, Inc.

Debtor-In-Possession

CONSOLIDATED BALANCE SHEETS

	October 31,
	2001	2000
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$9,501	$12,946
Marketable equity securities	481	5,361
Current portion of note receivable	—	2,889
Other current assets	4,842	5,014

Total current assets	14,824	26,210
Property and equipment, net	92,070	104,081
Portfolio investments	64,109	68,158
Investment in international theatre affiliates	39,368	40,419
Note receivable	—	4,431
Other assets	9,498	8,040

	$219,869	$251,339

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Debtor-in-possession financing	$2,000	$7,874
Trade payables	15,788	24,553
Other current liabilities	30,299	22,493

Total current liabilities	48,087	54,920
Liabilities subject to compromise	196,400	185,283
Minority interest	566	648
Commitments and contingencies	—	—
Shareholders' equity:
Common stock—$.01 par value
Authorized—25,000 shares
Issued and outstanding—7,831	78	78
Additional paid-in capital	141,170	141,170
Accumulated other comprehensive loss	(365)	(160)
Unearned compensation	(796)	(1,190)
Accumulated deficit	(165,271)	(129,410)

Total shareholders' (deficit) equity	(25,184)	10,488

	$219,869	$251,339

See Notes to Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,
	2001	2000	1999
	(In thousands, except for per share amounts)
REVENUES
Admissions	$203,551	$237,093	$255,752
Concessions	85,606	105,056	115,093
Other	9,286	15,893	15,305

Total revenues	298,443	358,042	386,150
COSTS AND EXPENSES
Film rentals	106,126	121,811	135,062
Concessions	15,442	18,741	21,639
Theatre operations and administrative expenses	158,255	223,212	225,313
Depreciation	13,001	17,255	16,256
Gain on disposition of theatre assets	(122)	(640)	(2,117)
Impairment and restructuring	—	37,648	(2,601)
Reorganization items	21,670	28,852	—
Corporate expenses	1,763	3,834	6,256

Operating loss	(17,692)	(92,671)	(13,658)
Equity losses in theatre affiliates	(3,042)	(3,643)	(7,468)
Investment (loss) income, net	(9,754)	(19,834)	20,116
Interest expense	(5,374)	(4,311)	(2,430)
Gain (loss) on disposition of non-operating assets	1	(1,076)	(382)

Loss before income taxes	(35,861)	(121,535)	(3,822)
Income tax (provision) benefit	—	(9,341)	1,529

Loss before cumulative effect of accounting change	(35,861)	(130,876)	(2,293)
Cumulative effect of accounting change	—	(4,676)	—

Net loss	$(35,861)	$(135,552)	$(2,293)

LOSS PER SHARE
Basic
Loss before cumulative effect of accounting change	$(4.60)	$(16.89)	$(0.30)
Cumulative effect of accounting change	—	$(0.60)	$—

Net loss	$(4.60)	$(17.49)	$(0.30)

Diluted
Loss before cumulative effect of accounting change	$(4.60)	$(16.89)	$(0.30)
Cumulative effect of accounting change	—	$(0.60)	$—

Net loss	$(4.60)	$(17.49)	$(0.30)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	7,802	7,750	7,715

Diluted	7,802	7,750	7,715

See Notes to Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(35,861)	$(135,552)	$(2,293)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation	13,001	17,255	16,256
Deferred income taxes	—	8,885	7,137
Equity losses in theatre affiliates	3,042	3,643	7,468
Realized losses on marketable equity securities and portfolio investments	(164)	(3,711)	(14,047)
Unrealized (gains) losses on marketable equity securities	—	214	(14,690)
Cumulative effect of accounting change	—	4,676	—
Impairment of marketable equity securities and portfolio investments	4,372	19,119	8,273
Equity losses in portfolio investments	3,808	1,480	589
Reorganization items	21,670	26,642	—
Loss (gain) on impairment or disposition of theatre assets and restructuring	(122)	38,100	(4,336)
Vesting of restricted stock awards	394	1,646	575
Other non-cash activities	3,799	909	6,059
Changes in assets and liabilities
Liabilities for early lease terminations	—	(8,164)	(15,228)
Income tax receivable	—	8,666	3,952
Trade payables	(8,765)	12,685	1,413
Other current assets and liabilities	(6,764)	2,653	787

Net cash (used) provided by operating activities	(1,590)	(854)	1,915

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,574)	(61,450)	(20,967)
Proceeds from the disposition of theatre assets	133	2,419	6,578
Proceeds from the liquidation of short-term investments	577	—	12,989
Collection of Mexico receivable	6,410	—	—
Proceeds from the sale of portfolio investments and marketable equity securities	—	55,821	35,904
Proceeds from sale of Mexican theatre investment	—	7,500	—
Purchase of portfolio investments	—	(39,700)	(15,554)
Incremental investments in international theatre affiliates	(1,750)	(369)	(5,029)
Other investing activities	609	(901)	(2,949)

Net cash provided (used) by investing activities	4,405	(36,680)	10,972

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in revolving credit facility	—	31,600	(3,775)
(Decrease) increase in debtors-in-possession facility	(5,874)	7,874	—
Other financing activities	(386)	(100)	(485)

Net cash (used) provided by financing activities	(6,260)	39,374	(4,260)

Net change in cash and cash equivalents	(3,445)	1,840	8,627
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,946	11,106	2,479

CASH AND CASH EQUIVALENTS AT END OF YEAR	$9,501	$12,946	$11,106

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the year:
Interest	$4,669	$2,922	$1,883
Income taxes	—	(6,459)	(5,197)
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING ACTIVITIES:
Note received in payment for sale of Mexican theatre investment	$—	$6,750	$—

See Notes to Consolidated Financial Statements.

GC Companies, Inc.
Debtor-In-Possession
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY

	Common Shares	Stock Amount	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings (Deficit)	Unearned Compensation	Comprehensive Earnings (Loss)	Total
	(In thousands)
BALANCE AT NOVEMBER 1, 1998	7,710	$77	$137,049	$20,782	$8,435	—		$166,343
Comprehensive earnings (loss)
Net loss					(2,293)		$(2,293)	(2,293)
Other comprehensive earnings
Unrealized gains on securities, net of tax				10,485			10,485	10,485
Foreign currency translation adjustments				1,086			1,086	1,086

Other comprehensive earnings							11,571

Comprehensive earnings							$9,278

Exercise of stock options	10		263					263
Grant of restricted stock for future services	76	1	2,854			(2,855)		—
Amortization of restricted stock awards						575		575

BALANCE AT OCTOBER 31, 1999	7,796	78	140,166	32,353	6,142	(2,280)		176,459
Comprehensive loss
Net loss					(135,552)		$(135,552)	(135,552)
Other comprehensive loss
Unrealized loss on securities, net of tax				(31,427)			(31,427)	(31,427)
Foreign currency translation adjustments				(1,086)			(1,086)	(1,086)

Other comprehensive loss							(32,513)

Comprehensive loss							$(168,065)

Grant of restricted stock for future services	17		556			(556)
Amortization of restricted stock awards						1,646		1,646
Exercise of stock options	18		448					448

BALANCE AT OCTOBER 31, 2000	7,831	78	141,170	(160)	(129,410)	(1,190)		10,488
Comprehensive loss
Net loss					(35,861)		$(35,861)	(35,861)
Unrealized loss on securities, net of tax				(205)			(205)	(205)

Comprehensive loss							$(36,066)

Amortization of restricted stock awards						394		394

BALANCE AT OCTOBER 31, 2001	7,831	$78	$141,170	$(365)	$(165,271)	$(796)		$(25,184)

See notes to Consolidated Financial Statements.

GC Companies, Inc.

Debtor-In-Possession

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION

        GC Companies, Inc. ("GCC" or "the Company") operates a motion picture exhibition circuit in the United States under the name "General Cinema Theatres," through a joint venture, operates motion picture theatres in South America and also manages the Company's investments. Its investment portfolio includes United States, European and Latin American holdings.

        In order to alleviate continuing cash flow losses at a number of theatre locations and the inability to reach appropriate resolution to the leases with the landlords at these locations and to restructure the Company's financial obligations, namely the bank credit facility of $44.6 million, equipment and leasehold operating leases of $111.0 million and outstanding letters of credit of $6.7 million, on October 11, 2000 (the "Filing Date"), GC Companies, Inc. and certain of its domestic subsidiaries voluntarily filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code ("Chapter 11" or the "Chapter 11 cases"). Certain other subsidiaries of the Company, located in Georgia, Tennessee, Florida, Louisiana, and Rhode Island, filed petitions for relief under Chapter 7 of the United States Bankruptcy Code ("Chapter 7" or the "Chapter 7 cases"). The Chapter 11 cases and Chapter 7 cases are herein referred to as the "Bankruptcy Proceedings". The Company is presently operating its domestic theatre business and managing its investment assets as debtors-in-possession subject to the jurisdiction of the United States Bankruptcy Court in the State of Delaware (the "Bankruptcy Court"). The Company's subsidiary which holds the Company's interest in its South American theatre joint venture did not file a petition for reorganization because there were no significant outstanding liabilities on the books of the subsidiary other than an intercompany payable to the Company. As a result, the Company's subsidiary which holds the Company's interest in the South American theatre joint venture is not subject to the jurisdiction of the Bankruptcy Court.

2.     LIQUIDITY AND MANAGEMENT'S PLANS

        The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to maintain compliance with debt covenants under the debtor-in-possession facility (the "DIP Facility") and the confirmation by the Bankruptcy Court of a plan of reorganization filed with the Bankruptcy Court on December 21, 2001 (the "Reorganization Plan").

        As a result of the Bankruptcy Proceedings, substantially all of the Company's pre-petition indebtedness, obligations and guarantees are stayed from collection or action by creditors. No payments have been made to date with respect to pre-petition claims, with the exception of the payment of pre-petition obligations to film distributors as approved by the Bankruptcy Court, pre-petition obligations for leases assumed by the Company, as well as sales and trust fund taxes and workers' compensation claims. The Company is operating its domestic theatre business in the ordinary course and is paying all post-petition debts and liabilities on normal terms as they become due. Pre-petition claims will be funded in accordance with the Company's Reorganization Plan.

        On December 6, 2001, the Company entered into a letter of intent pursuant to which AMC Entertainment Inc. ("AMC") would acquire all of the stock of the Company in accordance with the Reorganization Plan. On January 16, 2002, the Company and AMC executed a definitive Stock Purchase Agreement. In addition, the Company entered into an interim operating agreement with

AMC relating to the conduct of the Company's business prior to the effective date of the Reorganization Plan. AMC has also entered into a support agreement with certain key creditors of the Company, namely Harcourt General, Inc., General Electric Capital Corporation and the Official Committee of Unsecured Creditors in the Chapter 11 cases of the Company and certain of its subsidiaries, wherein each of the creditor parties to the support agreement has agreed to support AMC's bid to acquire the Company if the Reorganization Plan treats their claim as described in the support agreement.

        The Reorganization Plan is subject to Bankruptcy Court approval, a vote of the Company's creditors and certain other conditions. Under the Reorganization Plan, AMC will become the owner of all of the stock of the reorganized GC Companies, Inc. and will pay the Company's creditors consideration, consisting of cash, AMC senior subordinated notes or AMC common stock, having a value between $175 million and $195 million plus assumed debt of $28.5 million based upon the estimated date of confirmation of the proposed Reorganization Plan of March 12, 2002, among other factors. The ultimate amount AMC will pay the creditors of the Company is not presently determinable and will depend, among other things, upon: (i) a final determination of allowed claims that will be made by the Bankruptcy Court; (ii) the form of consideration chosen by certain of the creditors of the Company to whom alternatives are available; (iii) the form of recovery and consideration AMC chooses to issue to specified creditors of the Company; (iv) the amount of cash otherwise available to the Company at the effective date of the Reorganization Plan; and (v) the length of time it takes to consummate the transaction. The Reorganization Plan sets forth the terms and provisions of the Company's reorganization and AMC's acquisition of all of the common stock of the Company.

        If the Reorganization Plan is confirmed by the Bankruptcy Court and implemented, all existing shares of the Company's common stock will be canceled and will no longer represent an equity interest in the Company; however, on terms and conditions set forth in the Reorganization Plan, existing holders of the Company's common stock may be provided with the opportunity to participate in a newly-formed entity which will hold assets of the Company's investment portfolio. However, if a party in interest objects to such participation, and such objection is sustained by the Bankruptcy Court, existing holders of the Company's common stock will neither receive a right to participate in the newly-formed entity, nor will they receive any consideration for their shares in the Company.

        Management's objective is to have the Reorganization Plan confirmed prior to the expiration of the DIP Facility on March 31, 2002 and believes that this timing is reasonably likely. However, there can be no assurance of a confirmation by this date. Until the Reorganization Plan is confirmed by the Bankruptcy Court, there can be no assurance that the Company will emerge from these reorganization proceedings, and the effect of the terms and conditions of the Reorganization Plan on the Company's business cannot be determined.

3.     REORGANIZATION UNDER THE BANKRUPTCY PROCEEDINGS AND LIABILITIES
        SUBJECT TO COMPROMISE

        In the Bankruptcy Proceedings, approximately $196.4 million of liabilities as of October 31, 2001 are subject to compromise under the Reorganization Plan. Differences between liability amounts estimated by the Company and claims filed by creditors will be investigated and a final determination of the allowable claim will be made by the Bankruptcy Court. These claims may also be subject to adjustment depending on the determination of the validity and the value of the security held in respect of certain claims. The ultimate amount and settlement terms for such liabilities are subject to the Reorganization Plan and, accordingly, are not presently determinable.

        Under the Bankruptcy Code, the Company may elect to assume or reject executory pre-petition contracts, including real estate leases, subject to Bankruptcy Court approval. A principal reason for the Company's Bankruptcy Proceedings was to permit the Company to reject real estate leases that were or were expected to become burdensome due to cash losses at these locations. Section 502(b)(6) of the Bankruptcy Code provides that the amount that may be claimed by landlords with respect to rejected real estate leases is limited to the greater of (a) one year's rental obligations or (b) 15% of the total lease term obligations, not to exceed three year's rental obligations (the "Section 502(b)(6) Claim"). This limitation provides the Company with a far smaller lease termination liability than would have been incurred if these leases had been terminated without the protection of the Bankruptcy Code.

        A lease termination reserve of approximately $46.7 million was outstanding at October 31, 2001. This reserve was established for theatres that were closed by the Company and had been operated by legal entities that filed for reorganization under Chapter 11 and certain leases of the theatres operated by legal entities that filed for bankruptcy relief under Chapter 7 and whose leases were guaranteed by Harcourt General, Inc. This reserve was based upon the Company's estimates of the landlords' Section 502(b)(6) Claim for these theatre locations, based upon the assumption that these leases will be rejected. The reserve may be subject to future adjustments, as previously discussed, based on claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine or reasonably estimate the ultimate liability which may result from the filing of claims for any rejected contracts or from additional leases which may be rejected in connection with the Bankruptcy Proceedings.

        The activity during the year ended October 31, 2001 in the lease terminations and restructuring reserve was as follows:

	Lease Termination Costs	Personnel Related Costs	Total Reserve
Balance at October 31, 2000	$33,435	$940	$34,375
Cash payments in 2001	—	(520)	(520)
Additional 2001 reserves	13,274	179	13,453

Balance at October 31, 2001	$46,709	$599	$47,308

        During the year ended October 31, 2001, additional lease termination reserves of $13.3 million were recorded as a result of changes in estimates for leases at theatre locations for which relief was sought under Chapter 7 of the United States Bankruptcy Code. The Company made payments of $0.5 million primarily for severance related costs.

        The Company recorded in the year ended October 31, 2001 the following expenses directly associated with the Bankruptcy Proceedings: professional fees of $8.1 million, lease termination charges of $12.8 million, the write-off of certain assets of $0.9 million and severance and retention costs for personnel of approximately $0.8 million. These charges were partially offset by an early lease termination credit of $0.4 million and interest income of $0.5 million earned by the Company on the cash accumulated and invested during the Bankruptcy Proceedings. The accrued lease termination charge recorded in 2001 was for changes in estimate for leases at theatre locations for which relief was sought under Chapter 7 of the United States Bankruptcy Code. This change in estimate was based upon the Company's estimates of potential liability to Harcourt General, Inc. for the landlords' claims under Section 502(b)(6) of the Bankruptcy Code, which Harcourt General, Inc. had guaranteed. Cash paid for professional reorganization fees for the year totaled $5.2 million.

        The Company incurred and recorded in 2000 the following expenses directly associated with the Bankruptcy Proceedings: reorganization items of $28.9 million, which included the write-off of the net book value of assets of $6.0 million of the 55 theatres closed during the fourth quarter, lease termination costs of $20.0 million, professional services related to the bankruptcy of $2.4 million, and severance of $0.5 million. The accrued lease termination costs are for those 36 of the 55 closed theatres that were operated by subsidiaries that filed for reorganization under Chapter 11 and have been closed. This provision was based upon the Company's estimates of the landlords' claims under Section 502(b)(6) of the Bankruptcy Code for these theatre locations, based upon the assumption that these leases will be rejected.

        The provisions recorded in 2001 and 2000 with respect to the Section 502(b)(6) lease liabilities noted above may be subject to future adjustments based on amendments to claims filed by the landlords and the approval by the Bankruptcy Court of the Reorganization Plan.

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." During the year ended October 31, 2001, the liabilities subject to compromise were increased by approximately $11.1 million primarily as a result of additional reserves for potential lease termination liabilities offset by the payment of pre-petition obligations outstanding on leases assumed by the Company.

        Interest due and payable, as specified under the bank credit agreement, is also stayed during the bankruptcy. Interest due contractually and not paid during the year ended October 31, 2001 totaled $4.2 million. The Company has Bankruptcy Court approval to make monthly adequate protection payments which totaled approximately $3.9 million during fiscal year 2001.

        As part of the first day orders granted by the Bankruptcy Court, the Company is permitted to continue to operate its business in the ordinary course, which includes ongoing payments to vendors, employees, and others for any post-petition obligations. In addition, the Bankruptcy Court approved payment of all of the Company's pre-petition film liability claims, and certain other pre-petition amounts were also permitted to be paid such as sales and trust fund taxes and workers' compensation claims. In addition, pre-petition obligations outstanding on leases assumed by the Company were paid during the year ended October 31, 2001.

Liabilities Subject to Compromise

        Certain claims against the Company in existence prior to the filing of petitions under Chapter 11 of the Bankruptcy Code are stayed while the Company operates its business as debtors-in-possession. These pre-petition claims are reflected in the consolidated balance sheets as "Liabilities subject to compromise." Liabilities subject to compromise consist of the following:

	(In thousands)
	10/31/01	10/31/00
Revolving credit facility	$44,600	$44,600
Trade payables	21,407	23,074
Rent and rent related charges	10,661	14,720
Payroll compensation and related benefits	6,029	6,029
Self insurance	10,959	10,959
Deferred lease obligations	28,253	23,827
Post retirement health care benefits (see Note 16)	8,405	8,363
Lease terminations and restructure	47,308	34,375
Other	18,778	19,336

	$196,400	$185,283

        Trade payables as well as rent and rent related charges decreased in 2001 because of payments made for rent and rent related items for leases assumed by the Company during the year.

        Lease terminations and restructure increased due to theatres closed in Florida, Georgia, Louisiana, Tennessee and Rhode Island that were operated by subsidiaries that filed for bankruptcy under Chapter 7.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation

        The consolidated financial statements include the accounts of GCC and all of its majority-owned subsidiaries. Where GCC has the ability to exercise significant influence over the operating and financial policies of companies in which GCC has invested, those investments are accounted for under the equity method, and GCC's share of the net earnings or losses of those companies is included under either the caption "Equity losses in theatre affiliates" (for those investees engaged in theatre operations) or "Investment (loss) income, net" (for those investees engaged in non-theatre related operations) in the consolidated statements of operations. These investments are included under either the caption "Portfolio investments" or "Investments in international theatre affiliates" in the consolidated balance sheets. Investments in international theatre affiliates and other investments accounted for under the equity method are reported on a one-month lag.

        Other investments where the Company has less than a 20% interest in an investee and which do not have readily-determinable fair values because of a lack of quoted market prices, are carried at cost less impairment, if applicable. These investments are also included under the caption "Portfolio investments" in the consolidated balance sheets. Investments with readily-determinable fair values are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are included under the caption "Marketable equity securities" in the consolidated balance sheets.

        All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Reorganization Plan must be approved by the Bankruptcy Court. The approval of a final plan of reorganization could materially change the amounts recorded in the consolidated financial statements.

Cumulative Effect of Accounting Change

        In the first quarter of 2000, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires that start-up activities be expensed when incurred. The Company's practice had been to capitalize lease costs incurred prior to the openings of theatres and amortize the costs under accounting principles generally accepted in the United States of America. The adoption of this new accounting pronouncement resulted in a one-time, non-cash charge to the Company's consolidated statements of operations for the year ended October 31, 2000 of $4.7 million or $0.60 per diluted share.

Foreign Currency Translation

        The Company's South American joint venture, which is recorded using the equity method of accounting, uses the applicable local currency as the functional currency and, as such, translation adjustments are not included as part of the equity losses recorded in the consolidated statements of operations; rather, they are included as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets.

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Cash Equivalents

        Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of purchase. Cash equivalents are stated at cost plus accrued interest, which approximates market value. The Company's policy is to invest cash with financial institutions or in instruments that have acceptable credit ratings and to limit the amount of credit exposure to any one financial institution or issuer.

Marketable Equity Securities

        Marketable equity securities are stated at fair value. Unrealized holding gains or losses on trading securities are included in the consolidated statements of operations under the caption "Investment (loss) income, net." Unrealized holding gains and losses on available-for-sale securities are excluded from the consolidated statements of operations except for any impairment, if applicable, and are included as a component of shareholders' equity under the caption "Accumulated other comprehensive loss."

Property and Equipment

        Property and equipment are stated at cost, less accumulated depreciation and amortization except impaired assets, which are stated at net realizable value. Also included in property and equipment is the cost of certain internally-developed software. These costs include external direct costs of materials and services consumed as well as payroll and payroll-related costs for employees who are directly associated with such projects. No such costs were capitalized in 2001 or 2000. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 3 to 20 years for equipment and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the lease period or the estimated useful lives of the leasehold improvements. When property and equipment are retired or have been fully depreciated, the cost and the related accumulated depreciation are eliminated from the respective accounts.

Stock-based Compensation

        The Company follows the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its common stock incentive plan. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed, in Note 13, the required pro-forma effect on net loss and diluted loss per share had the Company employed the fair value method.

Long-lived Assets

        On an ongoing basis, the Company evaluates the carrying value of its long-lived assets, including goodwill included in its investments accounted for under the equity method. It relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company considers non-financial data such as changes in the operating environment, competitive information, market trends and business relationships. See Notes 5, 6 and 8 for further discussions on impairment for long-lived assets.

Income Taxes

        Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. No provision is made for United States income taxes on the undistributed earnings of its foreign joint ventures as it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time.

Revenues

        Revenues are recognized when admission and concession proceeds are received at the theatres. Revenues for other services are recognized at the time those services are provided. The Company also sells gift certificates and discounted theatre tickets in exchange for cash. At the point of sale of these gift certificates and discounted tickets, the Company records a deferred liability. Revenue is recorded upon the redemption of the certificates and discounted tickets at the theatre.

Film Rental Costs

        Film rental costs are recognized as a percentage of admission revenue.

Net Loss Per Share

        Basic loss per share is computed by dividing loss available to common shareholders ("the numerator") by the weighted average number of common shares outstanding ("the denominator") for the period. Such outstanding shares are adjusted for those shares that are contingently returnable. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued and restrictions on contingently returnable shares had been lifted.

	October 31,
	2001	2000	1999
	(In thousands except per share data)
Net loss	$(35,861)	$(135,552)	$(2,293)
Determination of shares:
Weighted average number of common shares outstanding	7,802	7,750	7,715
Net loss per share ("EPS"):
Basic	$(4.60)	$(17.49)	$(0.30)
Diluted	$(4.60)	$(17.49)	$(0.30)

        As a result of losses in 2001, 2000 and 1999 options to purchase 175,351, 190,125 and 44,084 shares of common stock, respectively, were not included in the computation of diluted earnings per share. In 1999, 76,131 contingently returnable shares were also not included in the computation of diluted earnings per share.

Significant Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management (i) to make estimates and assumptions that affect the recorded amounts of assets and liabilities and (ii) to provide disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources. Actual results could differ from these estimates. The primary estimates underlying the Company's consolidated financial statements include the estimated useful lives of fixed assets, goodwill, impairment charges, lease termination reserves, deferred taxes, accruals for pension and post-retirement benefits, insurance, liabilities subject to compromise and other matters. Material changes in estimates are summarized in Notes 2, 3, 6 and 8. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances at the time such estimates are made.

Recent Accounting Pronouncements

        In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, was required to be adopted by the Company on November 1, 2000. The effect of adopting this standard was not material to the Company's financial position, results of operations or cash flows.

        In July, 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS No. 141 requires all business combinations to be accounted for using the purchase method effective for transactions initiated after June 30, 2001. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets as well as initiates an annual review for impairment.

        The Company will adopt SFAS No. 142 in the first quarter of fiscal year 2003. Goodwill amortization expense for each of the three fiscal years ending on October 31, 2001 approximated $0.8 million. The Company has goodwill associated with its equity method investment in the South American joint venture of approximately $4.6 million at October 31, 2001.

        In August, 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. This statement amends the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and Accounting Principles Board No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement, which excludes goodwill from its scope, establishes the methodology to be used for evaluating (i) long-lived assets to be held and used, (ii) long-lived assets to be disposed of other than by sale, and (iii) long-lived assets to be disposed of by sale, for both ongoing and discontinued operations. In addition, SFAS No. 144 broadens the treatment of discontinued operations to include components of an entity rather than just segments of a business. SFAS No. 144 is required to be adopted by the Company in fiscal 2003. The Company has not completed the process of evaluating the impact that will result from adopting this statement and is therefore unable to disclose the impact that adopting SFAS No. 144 will have on its financial position and results of operations.

Changes in Presentation

        Certain prior-year amounts have been reclassified to conform to the current-year presentation.

5.     MARKETABLE EQUITY SECURITIES AND PORTFOLIO INVESTMENTS

	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Investment as of October 31, 2001
Marketable Equity Securities
El Sitio, Inc. (Claxson Interactive Group Inc.)	Available-for-sale(b)	0.8%	$306	$(418)	$(191)
GrandVision SA	Available-for-sale(b)	0.1%	117	77	(41)
MotherNature.com	Available-for-sale(b)	4.5%	58	(24)	135

Total marketable equity securities			481	(365)	(97)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	37.2%	11,716	—	—
American Capital Access	Cost Method(d)(f)	15.3%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	7,760	—	—
VeloCom	Cost Method(d)	3.2%	20,700	—	—

Total portfolio investments			64,109	—	—

Total marketable equity securities and portfolio investments			$64,590	$(365)	$(97)

	Accounting Designation	Percent of Ownership	Aggregate Carrying Value(a)	Cumulative Gross Pre-tax Unrealized Holding Gains (Losses)(e)	Change in Pre-tax Unrealized Holding Gains (Losses) for the Year(e)
	(In thousands except percentages)
Investment as of October 31, 2000
Marketable Equity Securities
El Sitio, Inc. (Claxson Interactive Group Inc.)	Available-for-sale(b)	3.8%	$4,871	$(227)	$(227)
GrandVision SA	Available-for-sale(b)	0.1%	151	118	146
MotherNature.com	Available-for-sale(b)	4.5%	339	(159)	(159)

Total marketable equity securities			5,361	(268)	(240)
Portfolio Investments
FleetCor (a.k.a. Fuelman)	Equity Method(c)	42.1%	15,525	—	—
American Capital Access	Equity Method(c)	23.8%	23,933	—	—
Vanguard	Cost Method(d)	15.0%	8,000	—	—
VeloCom	Cost Method(d)	3.9%	20,700	—	—

Total portfolio investments			68,158	—	—

Total marketable equity securities and portfolio investments			$73,519	$(268)	$(240)

(a)
Carrying values for public portfolio investments were determined based on the share price of the securities traded on public markets as of the last business day of the period. The carrying values of the non-public portfolio investments were determined under either the equity or cost method of accounting, less impairment, if any.

(b)
Unrealized gains or losses on securities classified as available-for-sale securities are recorded in the consolidated balance sheets net of tax within the caption "Accumulated other comprehensive loss."

(c)
This investment is in a non-public company and is accounted for on the equity method because the Company has a greater than 20% equity interest.

(d)
These investments are in non-public companies and are accounted for on the cost method.

(e)
Pre-tax unrealized holding gains and losses apply only to marketable equity securities.

(f)
The Company's ownership of this entity decreased below 20% in fiscal 2001. Beginning in fiscal 2001 the Company accounts for this investment on the cost method.

Investment Activity—Marketable Equity Securities

El Sitio, Inc. (now Claxson Interactive Group Inc.)

        During the quarter ended July 31, 2001, the Company determined that its investment in El Sitio, had become permanently impaired and recorded a pre-tax charge of $4.4 million to the consolidated statements of operations. As a result of the marketable equity security's designation as available-for-sale, previous declines in the investment's market value had been reflected in the consolidated balance sheet within the shareholders' equity section under the caption "Accumulated other comprehensive loss."

        Effective as of August 22, 2001, El Sitio's common shares had a 1-for-10 reverse share split. As a result of the reverse share split, the Company owned 145,675 shares of El Sitio. On September 7, 2001, El Sitio, Inc. announced that its shareholders approved the company's merger with Ibero-American Media Partners II, Ltd. ("IAMP") to form Claxson Interactive Group Inc. ("Claxson"), a multi-platform new media company that provides integrated branded entertainment content targeted to Spanish and Portuguese speakers around the world. On September 24, 2001, the merger was completed, and each El Sitio common share was exchanged for one new class A common share of Claxson. On the same date, Claxson Interactive Group Inc. began trading on the NASDAQ National Market under the symbol "XSON."

MotherNature.com

        During the third quarter of 2000, the Company determined that its $10 million investment in MotherNature.com, a Web-based retailer of vitamins, supplements and minerals, had become permanently impaired and recorded a pre-tax charge of $9.5 million to the consolidated statement of operations. As a result of the marketable equity security's designation as available-for-sale, previous declines in the investment's market value had been reflected in the Company's consolidated balance sheet within the shareholders' equity section under the caption "Accumulated other comprehensive loss."

        On November 30, 2000, MotherNature.com's shareholders approved a plan of complete liquidation and dissolution. MotherNature.com is proceeding with the sale of all of its assets, and thereafter intends to make distributions of liquidation proceeds to its shareholders. Because of uncertainties as to the precise net realizable value of assets and the ultimate settlement amount of liabilities, it is impossible to predict with certainty the aggregate net values that will ultimately be distributed to shareholders. However, management believes, based upon information available from MotherNature.com management, that the Company could, over time, receive proceeds from liquidation of approximately $0.7 million. An initial distribution of liquidation proceeds of $0.6 million was received by GCC in the first quarter of 2001 resulting in a pre-tax realized gain of $0.2 million.

GrandVision (SA)

        During 2000, the Company sold 139,740 shares of its investment in GrandVision, which generated net proceeds of $4.3 million and a realized pre-tax gain of $133,000. All shares of GrandVision SA ("GrandVision"), an optical and photo retailer, have been classified as "available-for-sale." Unrealized holding gains and losses on these securities in 2001 and 2000 are shown in the table above and were recorded in the consolidated balance sheets under the caption "Accumulated other comprehensive loss."

Investment Activity—Portfolio Investments Accounted
for Under the Cost Method

        On December 17, 1999, the Company invested $8.0 million in Vanguard Modular Building Systems ("Vanguard"), a leading regional provider of relocatable classrooms and other commercial modular space stations. In 2000, the Company invested $20.7 million in VeloCom, Inc. ("VeloCom"), a facilities-based voice, data and Internet provider primarily in Brazil. Because of the illiquidity of these investments and the Company's less than 20% ownership, such investments are carried at cost. In addition, the Company's investment in VeloCom is valued at an amount that is less than its carrying cost. Management believes this impairment is not permanent as VeloCom's operating entity's balance sheet was recapitalized, and the most recent projections contemplate a recovery of invested capital and, therefore, management has not recorded a charge to its consolidated statements of operations to reduce the carrying value of the investment.

        On September 24, 1997, the Company invested $30.0 million in a newly-formed financial guarantee insurance company, American Capital Access ("ACA"). During the first quarter of 2000, ACA began to actively pursue raising additional capital to maintain the long-term stability of its "A" rating. In May, 2000, existing investors contributed $15.0 million as part of this effort (GCC's portion was $5.0 million). ACA also retained an investment banking firm to help raise an additional $45.0 million, which was unsuccessful. As a result, on January 3, 2001, Standard & Poors Corporation placed ACA on "Credit Watch" with negative implications. ACA continued to pursue alternatives for new capital. However, because of the uncertainty of additional capital being raised at an attractive valuation, GCC reduced the carrying value of its investment in ACA by $9.6 million in 2000. In the first quarter of 2001, American Capital Access ("ACA") raised $45.0 million of capital from three original and two new investor groups. GCC did not participate in this offering and, as a result, the Company's ownership interest decreased from approximately 24% to 15%. Since the Company's ownership interest has fallen below 20% and GCC can no longer exercise significant influence over the operations of ACA, the investment is now accounted for under the cost method.

Investment Activity—Portfolio Investments Accounted
for Under the Equity Method

        On February 9, 1998, the Company completed an $11.0 million investment in FleetCor (formerly Fuelman), a provider of fleet management services. Through its proprietary systems and network, FleetCor provides services to commercial vehicle operators throughout the United States. In 2000, the Company invested an additional $6.0 million in FleetCor bringing its total interest to 42.1% on a fully diluted basis. In May 2001, additional equity was contributed to FleetCor and as a result, the Company's ownership decreased to 37.2% as of October 31, 2001. FleetCor's results of operations for the 12 months ended September 30, 2001 and 2000 are shown below. FleetCor finalized its audited financial statements for the year ended December 31, 2000 during the Company's second quarter. FleetCor recorded a non-recurring charge of approximately $6.1 million on its 2000 income statement, which is reflected in the net loss for the 12 months ended September 30, 2001 shown below. This charge is primarily related to networking settlements on certain licensee customer accounts and additional reserves for doubtful accounts. Because of the lag in time for the equity method reporting of FleetCor's results, GCC's portion of this charge was reflected in its second quarter of 2001 results.

        Unaudited summarized financial information of the Company's FleetCor investment for the 12-month periods ended September 30, 2001 and 2000 were as follows:

	2001	2000
	(In thousands)
Current assets	$34,895	$48,402
Non-current assets	38,801	36,181
Current liabilities	27,813	22,431
Non-current liabilities	36,277	41,960
Redeemable preferred stock	33,829	30,488
Total revenues	335,933	326,789
Loss before taxes	(12,312)	(3,388)
Net loss	(14,506)	(2,067)

Investment Activity—Summary of Results Shown in the
Consolidated Statements of Operations

        In summary, investment (loss) income, net consisted of the following:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Interest and dividend income	$—	$616	$241
Unrealized (loss) gain on marketable equity securities	—	(214)	14,690
Realized (loss) gain on marketable equity securities and portfolio investments	(133)	3,711	14,047
Equity-losses in portfolio investments	(3,808)	(1,480)	(589)
Loss on impairment of portfolio investments and marketable equity securities	(4,372)	(19,119)	(8,273)
Management and administrative costs	(1,441)	(3,348)	—

Investment (loss) income, net	$(9,754)	$(19,834)	$20,116

6.     IMPAIRMENT AND RESTRUCTURING

        The components of impairment and restructuring charges in the consolidated statements of operations were as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Impairment of assets	$—	$34,237	$3,501
Accrual of lease termination costs	—	6,874	3,588
Lease settlements less than amounts accrued	—	—	(8,491)
Changes in estimates of lease termination costs	—	(3,467)	(7,861)
Restructuring	—	4	6,662

	$—	$37,648	$(2,601)

        Impairment of assets in 2000 includes a charge of $27.3 million to write-off fixed assets of under performing theatres currently operating under Bankruptcy Proceedings and a charge of $6.9 million for the impairment of assets of the Company's domestic joint venture, due to the inability of the venture to obtain further funds for required capital expenditures.

        During the ordinary course of business, management has and will make determinations that impact the recoverability of theatre assets. As part of the Company's annual budgeting process, management has and will review the long-lived assets used in the theatre business for impairment. This analysis has and will take place at the individual theatre level, which management believes is the lowest level for which there are identifiable cash flows. In addition, management has and will review internal management reports as well as monitor current and potential future competition in its markets for indicators of impairment of individual theatre assets. As a result of this analysis, management has and will determine whether impairment has occurred, whether a write-down of the asset carrying value to fair value is required and whether to abandon or continue to operate the theatre. The impairment loss is measured as the amount by which the carrying value of the asset exceeds the fair value, which is based on management's estimates. The primary technique to determine fair value is to discount the future cash flows of the theatre. There is considerable management judgement necessary to determine the future cash flows of a theatre, and, accordingly, actual results could vary significantly from such estimates.

        Continued significant industry building of new megaplexes has caused the Company to re-assess the value and utility of certain theatre locations through its internal evaluation process described above. This increase in competition in certain markets as a result of the opening of megaplexes by competitors, has tended to and is projected to draw audiences away from certain theatre locations that the Company operates.

        The accrual for lease termination costs of $6.9 million in 2000 represents a charge related to the Company's guarantee of certain third party leases. The amount of the lease termination costs accrued by the Company was determined in accordance with Section 502(b)(6) of the Bankruptcy Code, which limits a landlord's lease claim to the greater of one year's rental obligation or 15% of the total lease term obligation, not to exceed three year's rental obligations. The accrual recorded for these leases may be subject to future adjustments based on the claims filed by the landlords and Bankruptcy Court actions. The Company cannot presently determine the ultimate liability, which may result from the filing of claims for any rejected contracts or from additional leases, which may be rejected in connection with Bankruptcy Proceedings. The impairment and restructuring was partially offset by a reversal of previously accrued lease termination costs of approximately $3.5 million.

        In addition, the Company recorded in 2000 a post-retirement benefit charge of $1.9 million, offset by a pension settlement gain of $1.9 million related to the 1999 special retirement program.

7.     PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following at October 31:

	2001	2000
	(In thousands)
Cost:
Land	$1,426	$1,426
Building and improvements	19,770	19,792
Leasehold improvements	83,231	83,739
Furniture and fixtures	83,636	85,697

	188,063	190,654
Less accumulated depreciation	95,993	86,573

Net property and equipment	$92,070	$104,081

8.     INVESTMENT IN INTERNATIONAL THEATRE AFFILIATES

        The Company has an equity-based investment in theatre operations in South America which is a joint venture with an unrelated third party. This joint venture is accounted for by the Company under the equity method. The net assets of this joint venture appear in the balance sheet under the caption "Investment in international theatre affiliates." The results of operations of this joint venture appear under the caption "Equity losses in theatre affiliates." (See Note 18)

        The Company purchased its interest in the South American joint venture and theatre operations in Mexico in September, 1997 for a cash purchase price of $36.3 million. The purchase price was allocated to assets acquired (primarily fixed assets) and liabilities assumed based on their fair value at the date of acquisition and in accordance with the purchase method of accounting. The excess of purchase price over net assets acquired is being amortized by the Company over a 10-year period.

        In October, 1999, the Company determined that there was a loss in value of its Mexican investment that was other than temporary. Accordingly, it recorded in "Equity losses in theatre affiliates" a charge of approximately $3.5 million.

        In May 2000, the Company sold its Mexican theatre investment for approximately $14.3 million resulting in a charge of approximately $1.6 million relating to its further loss in value. The Company received $7.5 million in cash proceeds and a $6.75 million note due in installments over two years. In May 2001, the Company received $6.4 million as payment in full on the notes receivable.

        The Company's South American joint venture, Hoyts General Cinema South America ("HGCSA"), has a $50.0 million debt financing arrangement denominated in U.S. dollars with two major financial institutions to fund its operations in Argentina, which is secured by a several guarantee of the joint venture's partners. There is currently no availability of this financing beyond $28.0 million as the remaining funds were not drawn prior to the expiration of the funding commitment on December 29, 2000. Under the several guarantee of the Argentina debt facility, the Company is liable for 50% of the outstanding borrowings. At October 31, 2001, the Company's portion of the outstanding borrowings under this facility that it guarantees was approximately $14.0 million.

        HGCSA has debt arrangements for a total of $18.0 million in debt financings to fund its operations in Chile, which are secured by the several guarantees of the partners. The Company is liable for 50% of the outstanding borrowings. At October 31, 2001, the Company's portion of the outstanding borrowings under these facilities was approximately $9.0 million, which was comprised of $7.3 million of outstanding borrowings and $1.7 million of outstanding guarantees. In respect of these outstanding guarantees the Company invested approximately $1.3 million in a certificate of deposit, which is held as collateral for a portion of the outstanding guarantees at October 31, 2001. This certificate of deposit is included in other current assets in the consolidated balance sheets.

        Subsequent to October 31, 2001, HGCSA was in default of the Argentina and Chile debt financing agreements as the debts became due in December, 2001 and payment was not made in accordance with the agreements. Management of the Argentina and Chile companies and HGCSA are in negotiations with the financial institutions to restructure the debt financing agreements. Subject to the result of these negotiations, the guarantees may become unsecured claims of the Company and be resolved through its Bankruptcy Proceedings. In the event that the negotiations to restructure the financing agreements are unsuccessful and the financial institutions elect to demand payment, the Argentine and Chilean companies would be unable to make such payment. Therefore, the Company's investment in HGCSA, represented by the Argentine and Chilean subsidiaries, would become fully impaired. The carrying value of the investment attributable to Argentina and Chile operations is in excess of $30.0 million.

RECENT DEVELOPMENTS IN ARGENTINA

        Subsequent to October 31, 2001, the government of Argentina imposed restrictions on the withdrawal of cash balances from individuals' bank accounts and has restricted the ability of companies to pay vendors located outside Argentina. These fiscal policies, as well as continuing economic difficulties and political turmoil have resulted in public demonstrations in Argentina, which required the shutdown of several theatres for a short period of time and a decline in theatre attendance subsequent to October 31, 2001. In January, 2002, the government of Argentina announced the adoption of a currency system allowing the peso to float freely rather than pegging it to the U.S. dollar. This has resulted in a significant devaluation of the peso. As operating cash inflows and outflows of the Company's Argentine subsidiary are predominantly denominated in pesos and the debt service payments of the Argentine subsidiary are denominated in U.S. dollars, the realization of the Company's investment in Argentina is dependent upon the Argentine operation's ability to generate sufficient pesos to pay debt service and provide for a return on investment to the joint venture. Because of the recency of these events and the significant uncertainties regarding the extent and duration of the devaluation and the direction of the fiscal policies in Argentina, management cannot presently determine or reasonably estimate the impact a continued economic crisis in that country could possibly have on the joint venture's operations, cash flows and its ability to meet its debt obligations. Accordingly, while the Company's investment in Argentina is currently impaired, management has not determined that the impairment is other than temporary; therefore, no charge to operations has been recorded.

9.     OTHER CURRENT LIABILITIES

        Other current liabilities consisted of the following at October 31:

	2001	2001
	(In thousands)

Rent and related charges	$5,107	$—
Payroll and related benefits	2,944	1,234
Deferred income	18,585	17,240
Other	3,663	4,019

	$30,299	$22,493

        At October 31, 2001 and 2000, certain other current liabilities are included in liabilities subject to compromise in the consolidated balance sheets. (See Note 3).

10.   RELATED-PARTY TRANSACTIONS

        GCC was previously a 100%-owned subsidiary of Harcourt General, Inc. ("Harcourt General"). Certain shareholders also functioned as officers of both companies and had significant interests in both companies. Harcourt General was sold to Reed Elsivier in August, 2001. Neither Harcourt General nor Reed Elsivier have any officers or directors in common with the Company.

        As a result of the 1993 spin-off of GCC, certain leases were transferred from Harcourt General to GCC. Under an Amended and Restated Reimbursement and Security Agreement ("Reimbursement and Security Agreement") dated January 26, 1999, GCC agreed to indemnify Harcourt General from losses Harcourt General could incur due to its secondary liability on theatre leases that were transferred to GCC as part of the spin-off. In order to secure its obligations under the Reimbursement and Security Agreement, GCC pledged all of the stock of its theatre subsidiaries to Harcourt General. In connection with the Harcourt General guarantee, the Company was charged a fee based on total commitments outstanding. In 2001, no fee was incurred or paid by the Company to Harcourt General as a result of the Bankruptcy Proceedings. In 2000 and 1999, the Company was charged a fee of $0.6 million and $0.7 million, respectively. In addition, GCC was required to maintain certain financial covenants under its Reimbursement and Security Agreement. Enforceability of these covenants and other limitations are stayed in connection with the Chapter 11 proceedings.

        Harcourt General provided certain management services to GCC. In 2001, Harcourt General did not provide any management services, and, therefore, no fees were charged to the Company. The fees for these services, which totaled $0.2 million and $0.5 million in each of 2000 and 1999, respectively, were based on Harcourt General's costs. The reduction in the amount paid in 2000 was a result of an agreement with Harcourt General, which provided that no charges for services of Richard A. Smith, Chairman of the Company, and Robert A. Smith, President and Chief Operating Officer of the Company, would be incurred after April, 2000. Harcourt General's Chairman and Chief Executive Officer also served as the Chairman of the Company until June 19, 2001, and one of Harcourt General's Presidents and Co-Chief Operating Officers served as President and Chief Operating Officer of GCC until October 10, 2000. The fees payable to Harcourt General were subject to the approval of a committee of independent directors of GCC who are not affiliated with Harcourt General.

        In addition, the Company subleases office space and a theatre location from Harcourt General. The rent and rent-related expense associated with these subleases totaled $0.7 million in 2001 and $1.2 million in 2000 and 1999.

11.   DEBTOR-IN-POSSESSION FINANCING

        In connection with the Company's Chapter 11 filing, the Company entered into a Debtor-in-Possession Credit Agreement on October 13, 2000 providing initial financing of $25 million as of October 31, 2000 and as approved by the Bankruptcy Court on November 8, 2000, final financing up to $45.0 million. In September, 2001, the maturity date of the DIP Facility was extended to the earlier of the Company emerging from bankruptcy or March 31, 2002. At October 31, 2001, the Company had outstanding borrowings under the DIP Facility of $2.0 million. The interest rate on the DIP Facility is the greater of a participating bank's prime lending rate plus 2.00% or the Federal Reserve Rate plus 0.50%. The interest rate at October 31, 2001 was 7.5%. In addition, the Company is required to pay a commitment fee of 0.5% per annum on the unused portion of the DIP Facility.

        Proceeds of the DIP Facility may be utilized for expenditures as outlined in the approved DIP Facility budget. As a condition to the DIP Facility, the Company has agreed to the following restrictions, which limit capital expenditures and which prevent the Company from: (a) borrowing additional funds other than through the DIP Facility; (b) entering into any new financial leasing transactions; (c) making additional portfolio investments; (d) making any distributions from the Company; and (e) making certain sales of portfolio investments without the consent of the DIP Facility lenders. In addition, the Company must maintain minimum operating earnings, as defined.

        Given the restrictions contained in its DIP Facility, the Company (a) will not enter into any new domestic theatre lease commitments; (b) will not make any new portfolio investments; and (c) may utilize, in whole or in part, any new proceeds received from the future sale of assets to prepay the DIP Facility.

        The lenders under the DIP Facility have a "super priority" claim against the assets of the Company and its subsidiaries. The Company was in compliance with the DIP Facility covenants at October 31, 2001.

12.   REVOLVING CREDIT AGREEMENT AND LETTERS OF CREDIT

        As a result of the Chapter 11 cases, all outstanding borrowings under the Company's revolving credit agreement have been included in "Liabilities subject to compromise" at October 31, 2001 and 2000 (See Note 3). At October 31, 2001 and 2000, the Company had outstanding borrowings under its revolving credit agreement of $44.6 million, respectively. The Company was able to select a floating interest rate based on the primary bank's base interest rate for up to six months. The fixed rate interest rates are based on the Eurodollar rate plus a margin that ranges from 0.625% to 1.25% based on the level of total debt to cash flow earnings as defined in the agreement. As of October 31, 2001 and 2000, the variable interest rate on the outstanding borrowings of the revolving credit agreement was 9.0% and 10.0%, respectively. There is currently no availability under the revolving credit facility.

        At October 31, 2001 and 2000, the Company had outstanding standby letters of credit totaling $6.9 million and $6.7 million, respectively.

        Interest due and payable, as specified under the revolving credit agreement, is also stayed during bankruptcy. Interest due contractually and not paid totaled $4.2 million in 2001 and $0.3 million in 2000. The Company has Bankruptcy Court approval to make monthly adequate protection payments of $0.3 million, in respect of the revolving credit agreement, which began in November, 2000. The amount paid under the adequate protection program totaled $3.9 million in fiscal year 2001.

13.   SHAREHOLDERS' EQUITY

Common Stock

        Common Stock is entitled to dividends if declared by the Board of Directors, and each share carries one vote. Holders of Common Stock have no cumulative voting, redemption or preemptive rights.

Common Stock Incentive Plan

        The Company has a Common Stock incentive plan that provides for the granting of stock options, stock appreciation rights, restricted stock or other stock-based awards. No such grants were made in fiscal 2001. Options outstanding at October 31, 2001 were granted at prices not less than 100% of the fair market value on the date of original grant. These options generally vest over five years and have maximum terms of 10 years and one day. Options for 87,689, 69,059 and 86,131 shares were exercisable under all option arrangements at October 31, 2001, 2000 and 1999, respectively. Under the existing stock incentive plan, there were 422,103 and 407,329 shares available for future grants at October 31, 2001 and 2000, respectively.

        The following summarizes transactions under all stock option arrangements for the years ended October 31, 2001, 2000 and 1999:

	Number of Shares	Per Share Option Price			Weighted Average Exercise Price
Outstanding as of November 1, 1998	156,104	$15.81	—	$52.42	$34.45
Granted	24,555			40.00	40.00
Exercised	(9,801)	15.81	—	35.00	23.64
Canceled	(7,967)	25.50	—	52.42	37.15

Outstanding as of October 31, 1999	162,891	$15.81	—	$52.42	$35.81
Granted	97,500		—	28.75	28.75
Exercised	(14,065)	15.81	—	28.99	23.34
Canceled	(56,201)	25.50	—	52.54	36.01

Outstanding as of October 31, 2000	190,125	$15.81	—	$52.54	$33.05
Canceled	(14,774)	15.81	—	52.54	31.12

Outstanding as of October 31, 2001	175,351	$15.81	—	$52.54	$33.21

        The following summarizes information about all stock options outstanding at October 31, 2001:

	Options Outstanding
		Weighted-Average		Options Exercisable
Range of Exercise Prices	Number Outstanding at 10/31/01	Remaining Contractual Life (years)	Exercise Price	Number Exercisable at 10/31/01	Weighted Average Exercise Price
$15.01—20.00	219	0.1	$15.81	219	$15.81
$20.01—30.00	96,046	7.3	28.56	29,246	28.14
$30.01—40.00	55,817	5.1	36.51	40,896	35.74
$40.01—50.00	17,946	5.2	42.50	12,665	42.74
$50.01—52.42	5,323	4.6	51.98	4,663	51.92

Total	175,351			87,689

        Had compensation cost for stock option grants issued since November 1, 1996 been determined under the provisions of SFAS No. 123, the Company's net loss as well as basic and diluted loss per share would have been as follows:

	2001	2000	1999
	(In thousands except for per share amounts)
Years Ended October 31,
Net loss	$(36,246)	$(136,196)	$(2,518)
Basic loss per share	$(4.65)	$(17.57)	$(0.33)
Diluted loss per share	$(4.65)	$(17.57)	$(0.33)

        The pro-forma effect on net loss as well as basic and diluted loss per share for 2001, 2000 and 1999 is not representative of the pro-forma effect on net income in future years because it does not take into consideration pro-forma compensation expense related to grants made prior to 1996.

        The fair value of each stock option granted in 2000 and 1999 (no options were granted in 2001) under the Company's plans was estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used to value grants issued under the plans in 2000 and 1999:

	2000	1999
Expected volatility	21.58%	24.62%
Risk-free interest rates	6.23%	4.54%
Expected life	7 years	7 years
Dividend payments	None	None

        The weighted average fair values per share of stock options granted during 2000 and 1999 were $11.81 and $15.25, respectively.

Unearned Compensation

        The Company's GCC Investments, Inc. Incentive Pool Plan provides for performance-based compensation for certain employees based on certain investment events. A portion of the performance-based compensation may be paid in restricted shares, which vest over a period of time subsequent to the investment event. The balance in unearned compensation represents the unvested portion of the restricted stock award. Compensation expense related to the restricted shares is charged to the consolidated statement of operations pro-ratably over the vesting period or at the time the employee terminates their employment. Such expense totaled approximately $0.4 million in 2001, $1.6 million in 2000 and $0.6 million in 1999.

14.   RETIREMENT PLANS

        GCC has a non-contributory defined benefit pension plan covering substantially all full-time employees. GCC also sponsors an unfunded supplemental executive retirement plan, which provides certain employees additional pension benefits. Benefits under the plans are based on years of service and compensation prior to retirement. When funding is required for the defined benefit plans, the policy is to contribute amounts that are deductible for federal income tax purposes. Pension plan assets consist primarily of equity and fixed income securities. The components of the net periodic pension costs are as follows:

	2001	2000	1999
	(In thousands)
Years Ended October 31,
Service cost	$169	$413	$433
Interest cost	1,097	1,467	1,332
Expected return on plan assets	(2,035)	(2,426)	(2,483)
Amortization of prior service	(57)	76	76
Recognized actuarial gains	(118)	(529)	(161)
Amortization of transition asset	—	(298)	(298)

Total	(944)	(1,297)	(1,101)
Special termination benefit	—	—	4,284
Settlement gain on special termination benefits	—	(1,924)	—

Net pension (credit) charge	$(944)	$(3,221)	$3,183

        The following table sets forth the change in the defined benefit plans' funded status for the years ended October 31, 2001 and 2000:

	2001		2000
	Funded	Unfunded	Funded	Unfunded
	(In thousands)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year	$12,255	$1,890	$19,268	$1,284
Service cost	135	34	358	55
Interest cost	1,044	53	1,323	144
Plan amendments	—	(1,256)	—	183
Actuarial gain (loss)	2,724	149	(294)	511
Benefits paid	(913)	—	(8,400)	(287)

Benefit obligation, end of year	$15,245	$870	$12,255	$1,890

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of year	$21,715	$—	$29,459	$—
Adjustment for benefits paid	1,012	—	—	—
Actual return on plan assets	(844)	—	656	—
Company contributions	—	—	—	287
Benefits paid	(913)	—	(8,400)	(287)

Fair value of plan assets, end of year	$20,970	$—	$21,715	$—

Over (under) funded status	$5,725	$(870)	$9,460	$(1,890)
Unrecognized net transition asset	—	—	—	—
Unrecognized net actuarial gain (loss)	1,447	356	(3,274)	219
Unrecognized prior service cost (credit)	12	(745)	17	449

Net asset (liability) recognized in the consolidated balance sheets	$7,184	$(1,259)	$6,203	$(1,222)

        The significant actuarial assumptions as of the year-end measurement dates were as follows:

	Years Ended October 31,
	2001	2000	1999
Discount rate	7.25%	8.0%	8.0%
Rate of compensation increases	4.5%	4.5%	4.5%
Rate of return on plan assets	9.0%	9.0%	9.0%

        In addition to the defined benefit plans, GCC has two defined contribution plans for certain employees. The GCC Savings Plan permits employee contributions and provides for certain matching contributions by the Company. The Company's contributions in fiscal years 2001, 2000 and 1999 were $0.4 million, $0.5 million and $0.5 million, respectively. The GCC Employee Stock Ownership Plan ("ESOP") is non-contributory.

15.   COMMITMENTS AND CONTINGENCIES

Leases

        GCC conducts the majority of its operations in leased premises under noncancelable leases which typically have initial lease terms of 20 years. In connection with the Bankruptcy Proceedings, all lease contracts, whether assumed or rejected, are subject to Bankruptcy Court approval. The commitments shown below reflect future lease obligations for all operating leases the Company has not rejected as part of the Bankruptcy Proceedings, and, therefore, may not reflect actual future cash outlays.

        These leases generally provide for the payment of fixed monthly rentals, contingent rentals based on a percentage of revenue over a specified amount and the payment of property taxes, common area maintenance, insurance and repairs. At its option, GCC can renew a substantial portion of such leases, following the initial lease term, for various periods up to an additional 20 years. Certain of GCC's leases require periodic increased rentals. The rental costs on these leases have been recognized on a straight-line basis and are included in deferred lease obligations. Assuming renewal options are not exercised, the future minimum payments under noncancelable operating leases that the Company has not rejected as part of the Bankruptcy Proceedings as of October 31, 2001 were as follows:

Operating Leases
(In thousands)
2002	$57,647
2003	57,185
2004	59,028
2005	75,977
2006	49,762
Thereafter	405,044

$704,643

        Rent expense under noncancelable operating leases the Company has not rejected as part of its Bankruptcy Proceedings was as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Minimum rentals	$52,015	$80,049	$73,401
Percentage rentals based on revenues	1,026	2,354	3,096

	$53,041	$82,403	$76,497

        At October 31, 2001, the Company has outstanding $111.0 million of equipment and leasehold operating leases with several financial institutions under a lease financing arrangement. A receivable due from the financing institutions at October 31, 1999 of $15.5 million was reclassified to capital expenditures in 2000. The Company has Bankruptcy Court approval to make monthly adequate protection payments of approximately $1.1 million, in respect of the lease financing arrangement.

Litigation

        On October 11, 2000, the Company and 30 of its domestic subsidiaries filed to reorganize under Chapter 11 of the United States Bankruptcy Code, and six of its domestic subsidiaries filed for liquidation under Chapter 7 of the United States Bankruptcy Code (See Notes 1, 2 and 3).

        GCC is involved in various other suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits and claims will have a material adverse effect upon the consolidated financial position or continuing operations of the Company.

16.   POST-RETIREMENT HEALTH CARE BENEFITS

        The Company provides health care benefits for retired employees that are funded as claims are incurred. Retirees and active employees hired prior to March 1, 1989 are eligible for these benefits if they meet certain service and minimum age requirements. The Company paid $0.3 million, $0.5 million and $0.4 million during fiscal 2001, 2000 and 1999, respectively, for post-retirement health care benefit claims.

        Net post-retirement benefit costs are as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
Service cost	$7	$7	$18
Interest cost	442	475	311
Net amortization and deferral	(101)	104	(101)

Net post-retirement benefit cost	$348	$586	$228

        The following table sets forth the funded status of the Company's post-retirement benefit obligations and the amounts recognized in GCC's consolidated balance sheets:

	2001	2000
	(In thousands)
Change in benefit obligation:
Benefit obligation, beginning of year	$6,211	$4,170
Service cost	7	7
Interest cost	442	475
Actuarial loss	679	104
Benefits paid	(306)	(473)
Special termination benefits	—	1,928

Benefit obligation, end of year	7,033	6,211

Fair value of plan assets	—	—

Under funded status	(7,033)	(6,211)
Unrecognized net actuarial gain	(1,372)	(2,152)

Net liability recognized in the balance sheets	$(8,405)	$(8,363)

        The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 8.0% in fiscal 2001 and 10% in fiscal 2000, gradually declining to 5.0% in fiscal 2005. Measurement of the accumulated post-retirement benefit obligation was based on an assumed 7.25% discount rate for 2001 and 8.0% discount rate for 2000 and 1999. If the health care cost trend rate assumptions were increased by 1.0%, the accumulated post-retirement obligation as of October 31, 2001 would be increased by $0.5 million. The effect of this change on the service cost and interest cost would not be material.

17.   INCOME TAX BENEFIT (PROVISION)

        Income tax benefit (provision) was as follows:

	Years Ended October 31,
	2001	2000	1999
	(In thousands)
CURRENT
Federal	$—	$(399)	$8,666
State	—	(57)	—

	—	(456)	8,666
DEFERRED
Federal	—	(7,774)	(6,245)
State	—	(1,111)	(892)

	—	(8,885)	(7,137)

	$—	$(9,341)	$1,529

        No income taxes were recorded in 2001 as a result of the Company's net operating loss carryforward position. GCC's effective income tax rate was 7.4% in 2000 and 40.0% in 1999. The differences between the statutory federal tax rate and the effective tax rate for 2001 and 2000 are due primarily to the recording of a valuation allowance. The difference between the statutory federal tax rate and the effective tax rate for 1999 is due primarily to state income taxes. Significant components of the Company's net deferred income tax liability (asset) stated on a gross basis at October 31, were as follows:

	2001	2000
	(In thousands)
GROSS DEFERRED INCOME TAX ASSETS
Financial accruals and reserves	$26,512	$17,267
Investment write downs	19,115	14,454
Impairment of theatre assets	12,273	12,590
Post-retirement health care benefits	3,362	3,345
Net operating loss carryforwards	32,046	20,975
Self insurance accruals	3,216	3,836

Total deferred tax assets	96,524	72,467
Valuation allowance	(76,771)	(55,168)

NET DEFERRED INCOME TAX ASSETS	19,753	17,299
GROSS DEFERRED INCOME TAX LIABILITIES
Basis difference in fixed assets	19,753	17,299

Total deferred income tax liabilities	19,753	17,299

Net deferred tax liability	$—	$—

        The Company anticipates utilizing its deferred tax assets only to the extent of its deferred tax liabilities. Accordingly, the Company has fully reserved all remaining deferred tax assets, which it presently cannot utilize.

        As of October 31, 2001, the Company has net operating loss carryforwards of approximately $91.0 million, which will begin to expire in 2021.

18.   SEGMENTS OF ENTERPRISE AND RELATED INFORMATION

        The Company has segmented its operations in a manner that reflects how its chief operating decision maker reviews the results of the businesses that make up the consolidated entity. The Company has identified three reportable segments: one segment is the domestic theatre operation (which encompass all theatres in the continental United States); the second segment includes the Company's joint venture in South America; and the final segment primarily includes all of the activity related to the investment portfolio business and corporate administration. This identification of segments emanates from management's recognition that its investing activity in a variety of non-theatre related activities is wholly separate from theatre operations, and its South American operations are new theatre ventures in markets that are dissimilar to the United States market. The other expenses segment primarily includes the regional and home office administration. The Company evaluates both domestic and international theatre performance and allocates resources based on earnings before interest, taxes, depreciation, impairment, restructuring and reorganization items. Information concerning (loss) earnings before income taxes has also been provided so as to aid in the reconciliation to the consolidated totals. The international theatre segment has been reported in this footnote as if it were a fully-consolidated subsidiary rather than under the equity method as it has been reported in the consolidated financial statements because the chief operating decision maker evaluates operations on this basis. The adjustment column is utilized to return the international theatre segment to the equity method and eliminate intercompany balances. Performance of the investment portfolio business is evaluated using the same measures as are seen in the consolidated financial statements.

TOTAL COMPANY

	Year Ended October 31, 2001
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$203,551	$43,112	$—	$246,663	$(43,112)	$203,551
Concessions	85,606	12,272	—	97,878	(12,272)	85,606
Other	9,286	4,729	—	14,015	(4,729)	9,286

Total revenues	298,443	60,113	—	358,556	(60,113)	298,443

Earnings (loss) before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	18,620	9,102	(1,763)	25,959	(9,102)	16,857
Depreciation	12,923	9,114	78	22,115	(9,114)	13,001
Disposition, impairment, restructuring and reorganization items	14,551	700	6,997	22,248	(700)	21,548
Net investment income (loss)	18	1,645	(9,772)	(8,109)	(1,645)	(9,754)
Earnings (loss) before income taxes	(8,977)	(4,193)	(24,135)	(37,305)	1,624	(35,861)
Total assets	103,979	109,029	76,486	289,494	(69,625)	219,869
Total capital expenditures	1,568	15,277	6	16,851	(15,277)	1,574
	Year Ended October 31, 2000
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$237,093	$55,426	$—	$292,519	$(55,426)	$237,093
Concessions	105,056	17,528	—	122,584	(17,528)	105,056
Other	15,893	4,107	—	20,000	(4,107)	15,893

Total revenues	358,042	77,061	—	435,103	(77,061)	358,042

(Loss) earnings before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	(5,343)	12,542	(4,213)	2,986	(12,542)	(9,556)
Depreciation	17,156	8,233	99	25,488	(8,233)	17,255
Disposition, impairment restructuring and reorganization items	51,345	—	14,515	65,860	—	65,860
Net (loss) investment income	70	1,905	(19,904)	(17,929)	(1,905)	(19,834)
Loss before income taxes	(74,728)	(2,417)	(44,080)	(121,225)	(310)	(121,535)
Total assets	117,268	116,583	93,596	327,447	(76,108)	251,339
Total capital expenditures	56,301	18,554	5,150	80,005	(18,554)	61,451
	Year Ended October 31, 1999
	Domestic Theatres	International Theatres	Other Operations	Segment Totals	Adjustments	Consolidated Totals
	(In thousands)
Revenues:
Admissions	$255,752	$45,010	$—	$300,762	$(45,010)	$255,752
Concessions	115,093	14,577	—	129,670	(14,577)	115,093
Other	15,305	2,595	—	17,900	(2,595)	15,305

Total revenues	386,150	62,182	—	448,332	(62,182)	386,150

Earnings (loss) before interest, taxes, depreciation disposition, impairment, restructuring and reorganization items	5,127	6,341	(7,246)	4,222	(6,341)	(2,119)
Depreciation	16,071	6,870	185	23,126	(6,870)	16,256
Disposition, impairment, restructuring and reorganization items	(4,718)	—	—	(4,718)	—	(4,718)
Net investment income	40	825	20,076	20,941	(825)	20,116
Earnings (loss) before income taxes	(6,637)	(8,282)	9,163	(5,756)	1,934	(3,822)
Total assets	138,141	142,982	178,576	459,699	(84,092)	375,607
Total capital expenditures	18,123	33,507	2,844	54,474	(33,507)	20,967

        As a result of the Company's filing of a petition for reorganization under Chapter 11 of the United States Bankruptcy Code, management no longer reviews its domestic theatre operations in the segments of core market, other markets, impaired theatres and other expenses. Below is a condensed operating statement for 2001 that provides financial data of those theatres that were open at October 31, 2001 and those theatres closed during 2001.

GENERAL CINEMA THEATRES, INC.

	Theatres Open at October 31, 2001	Theatres Closed in 2001	Total Domestic
	(In thousands)
Revenues
Admissions	$202,703	$848	$203,551
Concessions	85,092	514	85,606
Other	9,229	57	9,286

	297,024	1,419	298,443

Costs and expenses
Film rentals	105,802	324	106,126
Concessions	15,328	114	15,442
Theatre operating expenses	146,924	898	147,822

Theatre cash flow(1)	$28,970	$83	$29,053

# of locations	73	7
# of screens	677	28

(1)
Theatre cash flow is the domestic theatres' earnings (loss) before interest, taxes, depreciation, disposition, impairment, restructuring and reorganization items without consideration of general and administrative expenses.

19.   COMPARATIVE QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2001
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
	(In thousands except for per share amounts)
Revenues	$86,311	$61,986	$85,250	$64,896	$298,443
Gross profit	10,566	3,778	11,833	3,705	29,882
Net loss	(3,390)	(8,740)	(15,115)	(8,616)	(35,861)
Net loss per share
Basic	$(0.44)	$(1.12)	$(1.94)	$(1.10)	$(4.60)
Diluted	$(0.44)	$(1.12)	$(1.94)	$(1.10)	$(4.60)
	2000
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter		Full Year
	(In thousands except for per share amounts)
Revenues	$97,863	$79,313	$108,631	$72,235		$358,042
Gross profit	7,683	846	8,849	(6,450)		10,928
Earnings (loss) before effect of accounting change	1,909	(6,005)	(10,077)	(116,703)		(130,876)
Cumulative effect of an accounting change, net	(2,806)	—	—	(1,870)		(4,676)
Net loss	(897)	(6,005)	(10,077)	(118,573	)(1)	(135,552)
Net loss per share
Basic
Earnings (loss) before effect of accounting change	0.25	(0.77)	(1.30)	(15.06)		(16.89)
Cumulative effect of an accounting change, net	(0.37)	—	—	(0.24)		(0.60)
Net loss	(0.12)	(0.77)	(1.30)	(15.30)		(17.49)
Diluted
Earnings (loss) before effect of accounting change	0.25	(0.77)	(1.30)	(15.06)		(16.89)
Cumulative effect of an accounting change, net	(0.37)	—	—	(0.24)		(0.60)
Net loss	(0.12)	(0.77)	(1.30)	(15.30)		(17.49)

(1)
The net loss in the fourth quarter includes a charge for restructuring and reorganization of $70.0 million and an impairment charge of $9.6 million (See Note 6).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders GC Companies, Inc., Debtor-in Possession
Chestnut Hill, Massachusetts

We have audited the accompanying consolidated balance sheets of GC Companies, Inc. and subsidiaries, Debtors-in-Possession (the "Company"), as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of GC Companies, Inc. and subsidiaries as of October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company and certain of its subsidiaries filed petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. A Reorganization Plan was filed December 21, 2001. The accompanying consolidated financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for costs of start-up activities in 2000 to conform with the American Institute of Certified Public Accountants Statement of Position 98-5.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has experienced significant losses from operations. On October 11, 2000, the Company and certain of its subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the United States Bankruptcy Code. The Company has filed a reorganization plan with the United States Bankruptcy Court on December 21, 2001 (the "Reorganization Plan"). The Reorganization Plan has not been confirmed by the United States Bankruptcy Court. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
January 24, 2002

$300,000,000

Offer to Exchange 8% Senior Exchange Subordinated Notes

due March 1, 2014

that have been registered under

the Securities Act of 1933

for outstanding 8% Senior Subordinated Notes

due March 1, 2014 of

AMC ENTERTAINMENT INC.

Prospectus

Dated October 15, 2004

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WHERE YOU CAN FIND MORE INFORMATION ABOUT US
FORWARD-LOOKING STATEMENTS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
THE EXCHANGE OFFER
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AMC Entertainment Inc. Unaudited Pro Forma Condensed Consolidated Balance Sheet As of July 1, 2004 (dollars in thousands)
AMC Entertaiment Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations Thirteen Weeks Ended July 1, 2004 (dollars in thousands except for per share amounts)
AMC Entertaiment Inc. Unaudited Pro Forma Condensed Consolidated Statement of Operations Fifty-Two Weeks Ended April 1, 2004 (dollars in thousands except for per share amounts)
AMC Entertainment Inc. Notes to Unaudited Pro Forma Condensed Consolidated Financial Information (dollars in thousands)
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA
BUSINESS
DESCRIPTION OF OTHER INDEBTEDNESS AND SERIES A CONVERTIBLE PREFERRED STOCK
DESCRIPTION OF EXCHANGE NOTES
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GC Companies, Inc. Debtor-In-Possession UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
GC Companies, Inc. Debtor-In-Possession CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
GC Companies, Inc. Debtor-In-Possession CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
GC Companies, Inc. Debtor-In-Possession NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED BALANCE SHEETS
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED STATEMENTS OF OPERATIONS
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED STATEMENTS OF CASH FLOWS
GC Companies, Inc. Debtor-In-Possession CONSOLIDATED STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY
GC Companies, Inc. Debtor-In-Possession NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Liabilities Subject to Compromise
Principles of Presentation
Revenues
Film Rental Costs
Net Loss Per Share
Significant Estimates
Recent Accounting Pronouncements
Changes in Presentation
Investment Activity—Marketable Equity Securities
Investment Activity—Portfolio Investments Accounted for Under the Cost Method
Investment Activity—Portfolio Investments Accounted for Under the Equity Method
Investment Activity—Summary of Results Shown in the Consolidated Statements of Operations
RECENT DEVELOPMENTS IN ARGENTINA
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM